Prospectus

VARIABLE SURVIVORSHIP VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by

Security Life of Denver Insurance Company
and
Security Life of Denver Separate Account L1

Consider carefully the policy charges, deductions, and refunds beginning on page 47 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

We offer other products to insure the lives of two people which may or may not better match your needs and interests.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Your existing policy may be subject to fees or penalties upon surrender or cancellation.

Your Policy
- is a flexible premium variable joint and survivor universal life insurance policy;
- is issued on two lives on whom insurance coverage may continue, in whole or in part, until both have died;
- is issued by Security Life of Denver Insurance Company;
- is guaranteed not to lapse during the first five policy years if you meet certain requirements; and
- is returnable by you during the free look period if you are not satisfied.

Your Premium Payments
- are flexible, so the premium amount and frequency may vary;
- are allocated to variable investment options and the guaranteed interest division, based on your instructions;
- are subject to specified deductions.

Your Account Value
- is the sum of your holdings in the variable division, the guaranteed interest division and the loan division;
- has no guaranteed minimum value under the variable division. The value varies with the value of the underlying investment portfolio;
- has a minimum guaranteed rate of return under the guaranteed interest division only; and
- is subject to specified expenses and charges, including possible surrender charges.

Death Proceeds
- are paid if the policy is in force at the death of the second of the two insured people;
- are equal to the death benefit *minus* an outstanding policy loan, accrued loan interest and unpaid charges incurred before the second insured person dies;
- are calculated under your choice of options;
  * Option 1 - a fixed minimum death benefit;
  * Option 2 - a stated death benefit *plus* your account value;
- enhanced death benefit corridor option - available with either option 1 or option 2 to increase death benefit coverage based on life expectancy with sufficient account value; and
- are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This life insurance policy IS NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.

Date of Prospectus May 1, 2001

ISSUED BY:	Security Life of Denver Insurance Company ING Security Life Center 1290 Broadway Denver, CO 80203-5699 (800) 525-9852	**UNDERWRITTEN BY:**	ING America Equities, Inc. 1290 Broadway Denver, CO 80203-5699 (303) 860-2000

THROUGH ITS: Security Life Separate Account L1

ADMINISTERED BY: Customer Service Center
P.O. Box 173888
Denver, CO 80217-3888
(800) 848-6362

TABLE OF CONTENTS

POLICY SUMMARY

Your Policy

Your policy provides life insurance protection on the lives of two insured people and insurance coverage may continue until both have died. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit after the death of the second of the insured people. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the younger insured person's 100th birthday you may surrender the policy or choose the continuation of coverage option. ***See Continuation of Coverage, page 33***.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.

We pay compensation to firms for sales of this policy. ***See Distribution of the Policies, page 44***.

Free Look Period

Within limits as specified by law, you have the right to examine your policy and return it for a refund of all premium we have received or the account value, if you are not satisfied for any reason. The policy is then void. ***See Free Look Period, page 42***.

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make a premium payment for us to issue your policy. You may need to make additional payments to keep your policy in force.

The amount of premium you pay affects the length of time your policy remains in force. ***See Premium Payments, page 22***.

Allocation of Net Premiums

This policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. ***See Allocation of Net Premiums, page 24***.

Charges and Deductions

All charges presented here are guaranteed unless stated otherwise.

This summary highlights some of the important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our," and the "company" refer to Security Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured people's lifetimes.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

Charges

Other Than Investment Portfolio Annual Expenses
(*See Charges and Deductions, page 47*)

Deductions from Premiums

Charge	When Charge is Deducted	Amount Deducted	Policies Affected
Tax Charge • State and local taxes • Estimated federal tax treatment of deferred acquisition costs	Each premium payment received	• 2.5% of premium • 1.5% of premium	All policies
Maximum Sales Charge	Each premium payment received	Percentage of policy or segment premium up to target premium and above target premium: year 1-5 up to target 5.5%, above target 2%; year 6+, 2% of all premium received.	All policies

Policy Charges

Charge	When Charge is Deducted	Amount Deducted	Policies Affected
Mortality & Expense Risk Charge	Daily, included in unit value calculation	Percentage of account value in variable division. 0.002055% daily (0.75% annually)	All policies
Policy Charge	Monthly from account value	$15 per month for first ten policy years and $9 per month thereafter.	All policies
Monthly Administrative Charge	Monthly from account value	$0.07 - $0.095 per $1,000 death benefit for the first ten policy years. $0.023 per $1,000 death benefit for each policy year after the tenth. Applies to first $2,500,000 of death benefit.	All policies
Cost of Insurance Charge	Monthly from account value	Varies based on age, gender, policy duration, amount of target death benefit and premium class. Maximum rates are never more than policy guaranteed maximum rates.	All policies
Guaranteed Minimum Death Benefit Charge	Monthly from account value	$0.005 per $1,000 of stated death benefit per month.	Policies electing this feature
Rider Charges	Monthly from account value	Varies depending on the rider benefits you choose.	Policies electing rider with charges

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted	Policies Affected
Partial Withdrawal Fee	Upon withdrawal from account value	2% of withdrawal up to $25.	Policies taking partial withdrawals
Excess Illustration Fee	Transaction date from account value	$25 each.	Policies requesting more than one (free) illustration per policy year.
Surrender Charge	During the first 9 policy or segment years, from account value if (i) a partial or full surrender is made or (ii) upon a decrease in death benefit.	Percentage of surrender charge target premium based on insured people's ages at policy date. Maximum of 100% of surrender charge target premium in first 5 years.	All policies that are surrendered during the applicable time period.

Guaranteed Interest Division

The guaranteed interest division guarantees principal and is part of our general account. Amounts you direct into the guaranteed interest division are credited with interest at a fixed rate. ***See Guaranteed Interest Division, page 20***.

Variable Division

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. ***See Investment Portfolio Objectives, page 14***.

The separate account purchases shares of the underlying investment portfolios, at net asset value. This price reflects 12b-1 fees, investment management fees and other direct expenses deducted from the portfolio assets. This table describes these fees and expenses in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio advisers. Waivers or reimbursements are voluntary and subject to change.

The portfolio expense information was provided to us by the portfolios and we have not independently verified this information.

These expenses are not direct charges against variable division assets or reductions from contract values; rather these expenses are deducted in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

We receive 12b-1 fees from some investment portfolios. Some investment portfolio advisers and distributors (or their affiliates) may pay us compensation for servicing, distribution, administration or other expenses. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers and distributors may pay us more or less than others. These advisers include AIM Advisors, Inc., Fidelity Management & Research Company, Fred Alger Management Inc., Directed Services Inc., INVESCO Funds Group Inc., and Van Eck Associates Corporation.

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed [1]	Total Net Portfolio Expenses
AIM Variable Insurance Funds						
AIM V.I. Capital Appreciation Fund	0.61%	N/A	0.21%	0.82%	N/A	0.82%
AIM V.I. Government Securities Fund [2]	0.50%	N/A	0.47%	0.97%	N/A	0.97%
The Alger American Fund						
Alger American Growth Portfolio	0.75%	0.0%	0.04%	0.79%	N/A	0.79%
Alger American Leveraged AllCap Portfolio	0.85%	0.0%	0.05%	0.90%	N/A	0.90%
Alger American MidCap Growth Portfolio	0.80%	0.0%	0.04%	0.84%	N/A	0.84%
Alger American Small Capitalization Portfolio	0.85%	0.0%	0.05%	0.90%	N/A	0.90%
Fidelity Variable Insurance Products Fund						
VIP Growth [3]	0.57%	N/A	0.08%	0.65%	N/A	0.65%
VIP Money Market [4]	0.27%	N/A	0.08%	0.35%	N/A	0.35%
VIP Overseas [3]	0.72%	N/A	0.17%	0.89%	N/A	0.89%
Fidelity Variable Insurance Products Fund II						
VIP II Asset Manager	0.53%	N/A	0.08%	0.61%	N/A	0.61%
VIP II Index 500 [5]	0.24%	N/A	0.09%	0.33%	N/A	0.33%
The GCG Trust [6]						
Fully Managed	0.94%	N/A	0.01%	0.95%	N/A	0.95%
Mid-Cap Growth Portfolio	0.88%	N/A	0.01%	0.89%	N/A	0.89%
INVESCO Variable Investment Funds, Inc.						
INVESCO VIF-Equity Income Fund [7]	0.75%	N/A	0.33%	1.08%	0.00%	1.08%
INVESCO VIF-High Yield Fund [7]	0.60%	N/A	0.45%	1.05%	0.00%	1.05%
INVESCO VIF-Small Company Growth Fund [7,8]	0.75%	N/A	0.68%	1.43%	0.06%	1.37%
INVESCO VIF-Total Return Fund [7,9]	0.75%	N/A	0.69%	1.44%	0.23%	1.21%
INVESCO VIF-Utilities Fund [7,10]	0.60%	N/A	0.81%	1.41%	0.19%	1.22%
Janus Aspen Series Service Shares [11]						
Janus Aspen Aggressive Growth	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen Growth	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen International Growth	0.65%	0.25%	0.06%	0.96%	N/A	0.96%
Janus Aspen Worldwide Growth	0.65%	0.25%	0.05%	0.95%	N/A	0.95%
Neuberger Berman Advisers Management Trust						
Growth Portfolio	0.82%	N/A	0.08%	0.90%	0.00%	0.90%
Limited Maturity Bond Portfolio	0.65%	N/A	0.11%	0.76%	0.00%	0.76%
Partners Portfolio	0.82%	N/A	0.10%	0.92%	N/A	0.92%
Pilgrim Variable Products Trust [12]						
Growth Opportunities Portfolio [13]	0.75%	N/A	1.44%	2.19%	1.29%	0.90%
MagnaCap Portfolio [13]	0.75%	N/A	7.15%	7.90%	7.00%	0.90%
MidCap Opportunities Portfolio [13]	0.75%	N/A	5.01%	5.76%	4.86%	0.90%
SmallCap Opportunities Portfolio [13]	0.75%	N/A	0.23%	0.98%	0.08%	0.90%

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed [1]	Total Net Portfolio Expenses
Putnam Variable Trust						
Putnam VT Growth and Income Fund – Class IB Shares [14]	0.46%	0.25%	0.04%	0.75%	N/A	0.75%
Putnam VT New Opportunities Fund – Class IB Shares [14]	0.52%	0.25%	0.05%	0.82%	N/A	0.82%
Putnam VT Small Cap Value Fund – Class IB Shares [14]	0.80%	0.25%	0.30%	1.35%	N/A	1.35%
Putnam VT Voyager Fund – Class IB Shares [14]	0.51%	0.25%	0.05%	0.81%	N/A	0.81%
Van Eck Worldwide Insurance Trust [15]						
Worldwide Bond Fund	1.00%	N/A	0.21%	1.21%	0.06%	1.15%
Worldwide Emerging Markets Fund	1.00%	N/A	0.33%	1.33%	0.07%	1.26%
Worldwide Hard Assets Fund	1.00%	N/A	0.16%	1.16%	0.02%	1.14%
Worldwide Real Estate Fund	1.00%	N/A	1.27%	2.27%	0.82%	1.45%
Security Life of Denver Insurance Company						
Guaranteed Interest Division	N/A	N/A	N/A	N/A	N/A	N/A

---

[1] Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2002 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value.

[2] Included in AIM V.I. Government Securities Fund's "Other Expenses" is 0.12% of interest expense.

[3] Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

[4] The annual class operating expenses provided are based on historical expenses, adjusted to reflect the current management fee structure.

[5] The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Including this reimbursement, the annual class operating expenses were 0.28%. This arrangement may be discontinued by the fund's manager at any time.

[6] The GCG Trust pays Directed Services, Inc. ("DSI") for its services a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

[7] The Portfolios' "Other Expenses" and "Total Portfolio Expenses" were lower than the figure shown because their custodian fees were reduced under expense offset arrangements.

[8] INVESCO absorbed a portion of VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.62% and 1.37%, respectively.

[9] INVESCO absorbed a portion of VIF-Total Return Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.46% and 1.21%, respectively.

[10]   INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.62% and 1.22%, respectively.

[11]   Janus Aspen Service Shares has a distribution plan or "Rule 12b-1 plan" which is described in the funds' prospectuses. Expenses are based on expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for those portfolios. All expenses are shown without the effect of any expense offset arrangements.

[12]   The table shows the estimated operating expenses for each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Adviser has agreed for each Portfolio.

[13]   ING Pilgrim Investments has entered into written expense limitation agreements with each Portfolio which it advises under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible reimbursement to ING Pilgrim Investments within three years. The expense limit for each such Fund is shown as "Total Net Portfolio Expenses." For each Portfolio, the expense limits will continue through at least December 31, 2001.

[14]   Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.15% of average net assets.

[15]   Operating Expenses for the Worldwide Hard Assets Fund, the Worldwide Emerging Markets Fund and the Worldwide Real Estate Fund were reduced by a brokerage agreement where the Funds direct certain portfolio trades to a broker that, in return, pays a portion of the Funds' operating expenses. The Adviser agreed to assume expenses on the Worldwide Emerging Markets Fund and the Worldwide Real Estate Fund exceeding 1.30% and 1.50%, respectively, of average daily net assets except interest, taxes, brokerage commissions and extraordinary expenses for the year ended December 31, 2000. Without such absorption, Other Expenses were 0.16% for the Worldwide Hard Assets Fund, 0.33% for the Worldwide Emerging Markets Fund and 1.27% for the Worldwide Real Estate Fund for the year ended December 31, 2000 and Total Expenses were 1.16%, 1.33% and 2.27%, respectively.

Policy Values

Your account value is the amount you have in the guaranteed interest division, *plus* the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. ***See Policy Values, page 34, and Partial Withdrawals, page 38***.

Your Account Value in the Variable Division

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. ***See Determining Values in the Variable Division, page 34***.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects reductions for the asset-based charges under the policy and the expenses of the investment portfolios. ***See Determining Values in the Variable Division, page 34, and How We Calculate Accumulation Unit Values, page 35***.

Transfers of Account Value

You may make transfers among the variable investment options or to the guaranteed interest division. There are restrictions on transfers from the guaranteed interest division. ***See Transfers of Account Value, page 35***.

Special Policy Features

Designated Deduction Option

You may designate one investment option from which we will take all of your monthly deductions. ***See Designated Deduction Option, page 31***.

Riders

You may add benefits to your policy by rider. In most cases, we deduct a monthly charge from your account value for these benefits. *See Riders, page 29*.

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account value to selected investment options. It is intended to protect your policy value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. *See Dollar Cost Averaging, page 36*.

Automatic Rebalancing

Automatic rebalancing periodically reallocates your account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. *See Automatic Rebalancing, page 37*.

Loans

You may take a loan against your policy's net cash surrender value. We charge an annual loan interest rate of 3.75%. We credit an annual interest rate of 3% on amounts held in the loan account as collateral for your loan. *See Policy Loans, page 37*.

Policy loans may reduce your policy's death benefit and may cause your policy to lapse.

A loan may have tax consequences if the policy is modified endowment contract. *See Tax Considerations, page 51*.

Partial Withdrawals

You may withdraw part of your net cash surrender value after your first policy anniversary. You may make up to twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit, incur a fee and will reduce your account value. *See Partial Withdrawals, page 38*.

Some policies with a high account value may qualify for a partial withdrawal before the first policy anniversary. Partial withdrawals may have tax consequences. *See Tax Considerations, page 51*.

Persistency Refund

After your tenth policy anniversary, where permitted by law, we add a persistency refund to your account value. *See Persistency Refund, page 33*.

Policy Modification, Termination and Continuation Features

Right to Exchange Policy

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless state law requires differently. There is no charge for this exchange. *See Right to Exchange Policy, page 32*.

Policy Split Option

Under certain circumstances, you may split your policy into two separate life insurance policies each insuring the life of one person. This split may occur upon divorce between the two insured people, business dissolution, or a possible adverse future change in the tax law, unless law requires otherwise. The policy split option is free. *See Policy Split Option, page 31*.

Surrender

You may surrender your policy for its net cash surrender value at any time before the death of the second of the insured people. All insurance coverage ends on the date we receive your request. *See Surrender, page 41*.

Surrenders may have tax consequences. *See Tax Considerations, page 51*.

Lapse

In general, insurance coverage continues as long as your net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first five years of your policy if the conditions of the special continuation period have been met. *See Lapse, page 40, and Special Continuation Period, page 23*.

Policy lapses may have tax consequences. *See Tax Considerations, page 51*.

Reinstatement

You may reinstate your policy and its riders within five years of its lapse if you still own it and the insured people are still living and meet our underwriting requirements. You will need to give proof of insurability and pay required reinstatement premiums.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. *See Reinstatement, page 41*.

Policy Maturity

If at least one of the insured people is still living on the policy anniversary nearest the younger insured person's 100th birthday (the maturity date) and you do not choose to let the continuation of coverage feature become effective, you must surrender your policy. We will pay the net account value. Your policy then ends. *See Policy Maturity, page 32*.

Continuation of Coverage

At the policy anniversary nearest the younger insured person's 100th birthday, you may choose to let the continuation of coverage feature become effective. *See Continuation of Coverage, page 33*.

You should consult a qualified tax adviser before you allow the continuation of coverage feature to become effective.

Death Benefits

After the death of the second of the two insured people, we pay death proceeds to the beneficiaries if your policy is still in force. The base death benefit varies based on the death benefit option you have chosen.

We generally require a minimum total death benefit of $250,000 to issue your policy. If you have an adjustable term insurance rider, the minimum stated death benefit required is $100,000, as long as your total death benefit is at least $250,000.

You may change your death benefit amount while your policy is in force, subject to certain restrictions. *See Changes in Death Benefit Amounts, page 28*.

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. *See Tax Status of the Policy, page 52*.

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences to you:

- partial withdrawals
- surrender
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. *See Modified Endowment Contracts, page 24*.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. A business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

How the Policy Works



Your Premium

You make a premium payment

Premium Deductions

•sales charge
•tax charges

Net Premium

We allocate the net premium to the investment options you choose

Guaranteed Interest Division

Amounts you allocate are held in our general account

Variable Investment Options

Amounts you allocate are held in our separate account

Investment Portfolios

The variable investment options invest in investment portfolios

The investment manager deducts investment management fees, 12b-1 fees and other portfolio expenses

•persistency refund

Refunds

Monthly Deductions

•policy charge
•cost of insurance charge
•monthly administrative charge
•rider charges
•guaranteed minimum death benefit charge

Accumulated Value

The total value of your policy

Separate Account Deductions

•mortality and expense risk charge

Loan Division

Amount set aside to secure a policy loan

Transaction Fees

•partial withdrawal fee
•illustration fee
•surrender charge

SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Security Life of Denver Insurance Company

Security Life of Denver Insurance Company ("ING Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 2000, the company had over $41.5 billion of life insurance in force. As of December 31, 2000 the total assets were over $8.8 billion and capital and surplus were over $491 million measured on a statutory basis of accounting, as prescribed or permitted by the Colorado Division of Insurance.

ING Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $604.6 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 2000.

ING offers a complete line of life insurance products, including:
- annuities
- individual life
- group life
- pension products
- market life reinsurance.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of ING Security Life and is registered as a broker/dealer with the SEC and the NASD. ING America Equities, Inc., is located at 1290 Broadway, Denver, Colorado 80203-5699.

Security Life Separate Account L1

Separate Account Structure

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or ING Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

State law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that if we ever become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Investment Options

There are three divisions: the variable division, the guaranteed interest division and the loan division. Under the variable division, there are numerous variable investment options. ***See Security Life Separate Account L1, page 13, and Investment Portfolio Objectives, page 14***.

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.

Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser, who, other than Directed Services, Inc., and ING Pilgrim Investments, Inc., is not associated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. We summarize the investment objectives for each investment portfolio here. With this prospectus, you must receive the current prospectus for each investment portfolio. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/ Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
AIM V.I. Capital Appreciation Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks growth of capital.
AIM V.I. Government Securities Fund	Investment Company: AIM Variable Insurance Funds Investment Adviser: A I M Advisors, Inc.	Seeks to achieve a high level of current income.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Alger American Growth Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
Alger American Leveraged AllCap Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
Alger American MidCap Growth Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	Investment Manager: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.
VIP Growth Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks capital appreciation by investing in common stocks of companies that it believes have above-average growth potential, either domestic or foreign issuers.
VIP Money Market Portfolio	Investment Company: Fidelity Variable Insurance Products Fund Investment Manager: Fidelity Management & Research Company	Seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in U.S. dollar-denominated money market securities, including U.S. Government securities and repurchase agreements, and entering into reverse repurchase agreements.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VIP Overseas Portfolio	<u>Investment Company</u>: Fidelity Variable Insurance Products Fund <u>Investment Manager</u>: Fidelity Management & Research Company	Seeks long-term growth of capital by investing at least 65% of total assets in foreign securities.
VIP II Asset Manager Portfolio	<u>Investment Company</u>: Fidelity Variable Insurance Products Fund II <u>Investment Manager</u>: Fidelity Management & Research Company	Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.
VIP II Index 500 Portfolio	<u>Investment Company</u>: Fidelity Variable Insurance Products Fund II <u>Investment Manager</u>: Fidelity Management & Research Company <u>Sub-Advisor</u>: Bankers Trust Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P® 500.
Fully Managed	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: T. Rowe Price Associates, Inc.	Seeks, over the long term, a high total investment return consistent with the preservation of capital and with prudent investment risk. Invests primarily in the common stocks of established companies believed by the portfolio manager to have above-average potential for capital growth.
Mid-Cap Growth Portfolio	<u>Investment Company</u>: The GCG Trust <u>Investment Manager</u>: Directed Services, Inc. <u>Portfolio Manager</u>: Massachusetts Financial Services Company	Seeks long-term growth of capital. Invests primarily in equity securities of companies with medium market capitalization which the portfolio manager believes have above-average growth potential.
VIF-Equity Income Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks high total return through both growth and current income by investing primarily in dividend-paying common and preferred stocks. The rest of the fund's assets are invested in debt securities, and lower-grade debt securities.
VIF-High Yield Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks to provide a high level of current income by investing primarily in debt securities and preferred stock, with medium to lower credit ratings, including securities issued by foreign companies. It also seeks capital appreciation.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/ Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
VIF-Small Company Growth Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks long-term capital growth by investing primarily in equity securities of companies with market capitalizations of $2 billion or less at the time of purchase. The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies.
VIF-Total Return Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks to provide high total return through both growth and current income by investing primarily in a combination of common stocks of companies with a strong history of paying regular dividends and in debt securities. The remaining assets of the fund are allocated among these and other investments at INVESCO's discretion, based upon current business, economic and market conditions.
VIF-Utilities Fund	<u>Investment Company</u>: INVESCO Variable Investment Funds, Inc. <u>Investment Adviser</u>: INVESCO Funds Group, Inc.	Seeks capital appreciation and income by investing primarily in companies doing business in the utilities economic sector. The remainder of the fund's assets are not required to be invested in the utilities economic sector.
Aspen Aggressive Growth Portfolio Service Shares	<u>Investment Company</u>: Janus Aspen Series <u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential and normally investing at least 50% of its equity assets in medium-sized companies which fall within the range of companies in the S&P® MidCap 400 Index.
Aspen Growth Portfolio Service Shares	<u>Investment Company</u>: Janus Aspen Series <u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks selected for their growth potential. Although the portfolio can invest in companies of any size, it generally invests in larger, more established companies.
Aspen International Growth Portfolio Service Shares	<u>Investment Company</u>: Janus Aspen Series <u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/ Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Aspen Worldwide Growth Portfolio Service Shares	Investment Company: Janus Aspen Series Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the United States. The portfolio may at times invest in fewer than five countries or even in a single country.
Growth Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock mid-capitalization companies.
Limited Maturity Bond Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal by investing mainly in investment-grade bonds and other debt securities from U.S. Government and corporate issuers.
Partners Portfolio	Investment Company: Neuberger Berman Advisers Management Trust Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks growth of capital by investing mainly in common stock of mid- to large-capitalization companies.
VP Growth Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks long-term growth of capital.
VP MagnaCap Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	The fund seeks growth of capital with dividend income as a secondary consideration.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
VP MidCap Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks long-term capital appreciation.
VP SmallCap Opportunities Portfolio	Investment Company: Pilgrim Variable Products Trust Investment Adviser: ING Pilgrim Investments, LLC	This fund seeks capital appreciation.
Putnam VT Growth and Income Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.
Putnam VT New Opportunities Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation by investing mainly in commons stocks of U.S. companies with a focus on growth stocks within sectors believed to have high growth potential.
Putnam VT Small Cap Value Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation by investing in common stocks of U.S. companies with a focus on value stocks.
Putnam VT Voyager Fund – Class IB Shares	Investment Company: Putnam Variable Trust Investment Adviser: Putnam Investment Management, LLC	Seeks to provide capital appreciation by investing in stocks of U.S. companies with a focus on growth stocks.
Worldwide Bond Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks high total return—income plus capital appreciation—by investing globally, primarily in a variety of debt securities.
Worldwide Emerging Markets Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing in equity securities in emerging markets around the world.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	Investment Company/ Adviser/ Manager/ Sub-Adviser	Investment Objective
Worldwide Hard Assets Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks long-term capital appreciation by investing primarily in "hard asset securities." Hard assets include precious metals, natural resources, real estate and commodities. Income is a secondary consideration.
Worldwide Real Estate Fund	Investment Company: Van Eck Worldwide Insurance Trust Investment Adviser and Manager: Van Eck Associates Corporation	Seeks high total return by investing in equity securities of companies that own significant real estate or that principally do business in real estate.

Guaranteed Interest Division

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is the net premium you allocate to that division, *plus* amounts you transfer to it, *plus* interest earned, *minus* amounts you transfer out or withdraw. It may be reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Thereafter, the credited interest rate will be guaranteed for a successive period of at least twelve months at an interest rate current at that time. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Variable Survivorship universal life insurance policy. There may be differences in the policy features, benefits and charges because of state requirements where we issue your policy. We describe such differences in your policy.

If you would like to know about variations specific to your state, please ask your agent/registered representative. ING Security Life can provide

him/her with the list of variations that will apply to your policy.

We and our affiliates offer other products to insure the lives of two people which may or may not better match your needs.

Applying for a Policy

You purchase this variable universal life policy by submitting an application to us. On the policy date, the joint equivalent age of the two insured people must be at least 15 and generally no older than age 85. The individual age of each insured person generally must be no more than 90 on the policy date. There is no maximum age difference between the two insured people.

The insured people are the two people on whose lives we issue the policy. The insured people share some relationship and commonly include husband and wife; business partners; parent and child; grandparent and grandchild; and siblings. Upon the death of the second of the insured people we pay the death benefit. *See Age, page 42*.

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limit are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

We may back-date the policy up to six months to allow the insured people to give proof of a younger age or for certain other purposes.

We may reduce the minimum death benefit for group or sponsored arrangements, or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum death benefit.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of the policy for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes other in-force coverage you have with us.

Temporary coverage begins when all of the following events have occurred:
- you have completed and signed our binding limited life insurance coverage form
- we receive and accept a premium payment of at least your scheduled premium (selected on your application)
- part I of the application is complete.

Temporary life insurance coverage ends on the earliest of:
- the date we return your premium payments
- five days after we mail notice of termination to the address on your application
- the date your policy coverage starts
- the date we refuse to issue a policy based on your application
- 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if any of the following events occur:
- there is a material misrepresentation in your answers on the binding limited life insurance coverage form
- there is a material misrepresentation in statements on your application
- the person or persons intended to be the insured people die by suicide or self-inflicted injury
- the bank does not honor your premium check.

Policy Issuance

Before we issue a policy, we require satisfactory evidence of insurability of both insured people and payment of your initial premium. This evidence may include a medical examination and completion of underwriting and issue requirements.

The policy date shown on your policy schedule determines:
- monthly processing dates
- policy months
- policy years
- policy anniversaries.

The policy date is not affected by when you receive the policy. Generally, we charge monthly deductions from your policy date.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval.

2. the back-date of the policy, subject to our approval and law.

3. if there is no designated date or back-date, the policy date is:
   • the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
   • the date we receive your initial premium if it is after we approve your policy for issue.

If you choose to have your policy date be earlier than the date we issue your policy (called back-dating), then the following charges will be charged from that earlier date on your first monthly processing date:
   • cost of insurance charges
   • monthly rider charges
   • monthly administrative charge
   • policy charge
   • mortality and expense risk charge
   • Guaranteed Minimum Death Benefit Charge, if elected

If you have elected to backdate your policy which enables you to gain benefit of a lower age for the purposes of calculating the cost of insurance charges on your policy, you should understand there are some inherent costs associated with your decision to backdate. For each month that your policy is backdated, the applicable cost of insurance charges are accumulated and deducted from your initial premium payment. Thus, backdating your policy has the effect of lowering your initial net premium and thus the amount available to be allocated to the investment options. On backdated policies the accrued cost of insurance charges deducted from the initial premium result in policy values being lower than those in any policy illustrations you have received.

Definition of Life Insurance

The guideline premium/cash value corridor test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. ***See Tax Status of the Policy, page 52***.

Premium Payments

You may choose the amount and frequency of premium payments, within limits. We cannot accept premium payments after the death of the second of the insured people or after the continuation of coverage period begins. ***See Continuation of Coverage, page 33***.

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to the Company, rather than through your agent/registered representative, to assure the earliest crediting date.

Scheduled Premiums

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. **This amount may or may not be enough to keep your policy in force**. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. Your financial institution may charge for this service. If you choose to pay your initial premium by electronic transfer, please be sure to include the appropriate information as part of your application to avoid a delay in making your coverage effective.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy.

If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your

policy. ***See Guaranteed Minimum Death Benefit, page 28.***

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:

- We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured people are insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.
- We may require proof that at least one insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase.
- We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy. The "seven-pay" limit is defined by the Internal Revenue Code and actuarially determined. It varies with the age, gender and premium class of each insured, as well as the death benefit and additional benefits or riders on the policy. It is generally the maximum premium that we may receive during the first seven policy years in order for the policy not to be classified as a modified endowment contract.

See Modified Endowment Contracts, page 24, and Changes to Comply with the Law, page 54.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not deduct tax or sales charges.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender and premium class of the insured persons. The target premium is used to determine your initial sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages. ***See Premium Payments, page 22***.

Minimum Annual Premium

To qualify for the special continuation period, you must pay a minimum annual premium during each of your first five policy years.

Your minimum annual premium is based on:
- each insured person's age, gender and premium class
- the stated death benefit of your policy
- riders on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

Special Continuation Period

The special continuation period is the first five policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date:
- the sum of all premiums you have paid, *minus* partial withdrawals that you have taken, *minus* outstanding policy loans, including accrued loan interest is greater than or equal to;
- the minimum monthly premiums for each policy month from the first month of your policy through the current monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first five years of your policy if there is not enough net cash surrender value to pay the monthly deductions and you have satisfied these requirements, we do not allow your policy to lapse. We do not permanently waive policy charges. Instead, we continue to deduct these charges which may result in a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly deductions owing. At the end of the special continuation period, to avoid lapse of your policy you must pay enough premium to bring the net cash surrender value to zero

plus an amount that covers your estimated monthly deductions for the following two months. ***See Lapse, page 40***.

Allocation of Net Premiums

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the amount of your scheduled premiums from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy.

We apply the initial net premium to your policy after:
- we receive the required amount of premium
- all issue requirements have been received by our customer service center
- we have approved your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable division in Fidelity VIP Money Market Portfolio. We later transfer these amounts from Fidelity VIP Money Market Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
- five days after we mailed your policy *plus* your state free look period has ended; or
- we have received your delivery receipt *plus* your state free look period has ended.

If your state provides for return of account value during the free look period or no free look period, we invest amounts you designate for the variable division directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to the Company, rather than through your agent/registered representative, to assure the earliest crediting date. We use your most recent premium allocation instructions specified in whole numbers totaling 100%. You may change your premium allocation at any time by sending notice to us.

Premium Payments Affect Your Coverage

Unless you have the guaranteed minimum death benefit feature or your policy is in the special continuation period, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan *plus* accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. ***See Lapse, page 40, and Grace Period, page 40***.

If you pay your minimum premium each year during the first five policy years and take no policy loan or withdrawals, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net cash surrender value. ***See Special Continuation Period, page 23***.

Under the guaranteed minimum death benefit, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which can lapse and terminate during the guarantee period. You must meet all conditions of the guarantee. ***See Guaranteed Minimum Death Benefit, page 28***.

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. ***See Modified Endowment Contracts, page 24***.

Death Benefits

As a joint and survivor universal life insurance policy, your policy has a joint nature to the death benefit. We do not pay death proceeds until the death of the second of the insured people. The death benefit is valued as of the date of death of the second of the insured people.

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. ***See Adjustable Term Insurance Rider, page 29***.

Generally we require a minimum total death benefit of $250,000 to issue a policy. If you have an adjustable term insurance rider, the minimum stated death benefit to issue a policy is $100,000, as long as your total death benefit is at least $250,000.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured people. Use of the adjustable term insurance rider may reduce sales compensation, but may increase the monthly cost of insurance. ***See Adjustable Term Insurance Rider, page 29***.

Death Benefit Summary

This chart assumes no death benefit option changes and no requested or scheduled increases or decreases in stated or target death benefit

	Option 1	**Option 2**
Stated Death Benefit	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.	The amount of policy death benefit at issue, not including rider coverage. This amount stays level throughout the life of the policy.
Base Death Benefit	The greater of the stated death benefit or the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of the stated death benefit *plus* the account value or the account value *multiplied* by the appropriate factor from the definition of life insurance factors.
Target Death Benefit	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.	Stated death benefit *plus* adjustable term insurance rider benefit. This amount remains level throughout the life of the policy.
Total Death Benefit	The greater of the target death benefit or the base death benefit.	The greater of the target death benefit *plus* the account value or the base death benefit.

	Option 1	Option 2
Adjustable Term Insurance Rider Benefit	The total death benefit *minus* base death benefit, but not less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero.	The total death benefit *minus* the base death benefit, but not less than zero. If the account value multiplied by the death benefit corridor factor is greater than the stated death benefit *plus* the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the account value. If the base death benefit becomes greater than the target death benefit *plus* the account value, then the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:
• your choice of death benefit option
• increases or decreases in the stated death benefit
• a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on the attained age of the younger insured person. ***See Appendix A, page 181***.

As long as your policy is in force, we will pay the death proceeds to your beneficiaries calculated at the date of death of the second of the insured people. The beneficiaries are the people you name to receive the death proceeds from your policy. The death proceeds are:
• your base death benefit; *plus*
• rider benefits; *minus*
• your outstanding policy loan with accrued loan interest; *minus*
• outstanding policy charges incurred before the death of the second of the insured people.

There could be outstanding policy charges if the second of the insured people dies while your policy is in the grace period or in the five-year special continuation period.

Death Benefit Options

You have a choice of two death benefit options: option 1 or option 2. Your choice may result in your base death benefit being greater than your stated death benefit.

If you choose death benefit option 1, your base death benefit is the greater of:
• your stated death benefit on the date of death of the second of the insured people;
• or your account value on the date of death of the second of the insured people *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option 2, your base death benefit is the greater of:
• your stated death benefit *plus* your account value on the date of death of the second of the insured people; or
• your account value on the date of death of the second of the insured people *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option 2, investment performance is reflected in your insurance coverage.

Death benefit option 2 is not available during the continuation of coverage period. If you select option 2 on your policy, it automatically converts to death

benefit option 1 when the continuation of coverage period begins. ***See Continuation of Coverage, page 33.***

Changes in Death Benefit Options

You may request a change in your death benefit option at any time on or after your first monthly processing date and before the continuation of coverage period. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, the change will be effective on your second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

We may not approve a death benefit option change if it reduces the target death benefit below the minimum we require to issue your policy.

You may change from death benefit option 1 to option 2 or from option 2 to option 1. For you to change from death benefit option 1 to option 2, we may require proof that the insured people are insurable under our normal rules of underwriting.

On the effective date of your option change, your stated death benefit changes as follows:

Change From	Change To	Stated Death Benefit Following Change:
Option 1	Option 2	your stated death benefit before the change *minus* your account value on the effective date of the change.
Option 2	Option 1	your stated death benefit before the change *plus* your account value on the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. There is no change to the amount of coverage under your adjustable term insurance rider. ***See Cost of Insurance Charge, page 49***.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocated to each segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to each segment.

We do not impose a surrender charge for a decrease in your stated death benefit caused by a change in your death benefit option.

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Enhanced Death Benefit Corridor Option

You may elect the enhanced death benefit corridor option prior to the issuance of your policy.

This option generally provides an opportunity for an increased death benefit on the lives of the insured people at certain ages. Under death benefit option 1 and 2 to calculate your base death benefit value, the account value is multiplied by a factor shown in Appendix A or B depending on whether or not you elect this option. The result of this calculation is the base death benefit if it exceeds the stated death benefit. Under the enhanced death benefit corridor option, we calculate the base death benefit using the factors shown on Appendix B. ***See Death Benefit Options, page 26.***

There is no charge for this feature. However, the same account value may generate a higher base death benefit under policies with this option than on policies not electing the option. Cost of insurance charges are based on the net amount at risk, which is the difference between the account value and the base death benefit. Therefore, as a result of the increased death benefit, the cost of insurance charges may be higher for policies electing this option. Your agent/registered representative can provide you with a personalized illustration to show the difference between a policy with this option and one without it. If your policy does not have sufficient account value, electing this option may have no effect on the base death benefit.

Adding this option to your policy does not affect the operation of your policy's riders, including the adjustable term insurance rider. When the base death benefit is more than the stated death benefit, transactions which reduce your account value (such as a partial withdrawal) also reduce the death benefit. The dollar reduction to the death benefit under these circumstances is greater for policies with the enhancement option than on those without the option.

Once elected, this option cannot be deleted from your policy. You may lose the benefit of this option if your account value falls below the minimum level needed to keep it in effect.

Changes in Death Benefit Amounts

Contact your agent/registered representative or our customer service center to request a change in your policy's death benefit. The change is effective as of the next monthly processing date after we approve your request. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new schedule page. Keep it with your policy. Or we may ask you to send your policy to us so that we can make the change for you.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. ***See Tax Considerations, page 51***.

You may request a decrease in the stated death benefit after your first policy anniversary.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit amount will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless law requires differently.

You may increase your target or stated death benefit on or after your first monthly processing date and before the policy anniversary when the joint equivalent age of the insured people is 85.

You must provide satisfactory evidence that the insured people are still insurable to increase your death benefit. Unless you tell us differently, we assume a request to increase your target death benefit is also a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change the target death benefit once a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will create a new segment. Once created, it is permanent unless law requires differently. The segment year runs from the segment's effective date to its anniversary.

Each new segment may have:
- a new minimum annual premium during the special continuation period
- a new sales charge
- new cost of insurance charges, guaranteed and current
- a new incontestability period
- a new suicide exclusion period
- a new target premium.

Premium we receive after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the total target premium for all segments. For each coverage segment, your schedule shows your target premium which is used to determine your sales charge.

There may be tax consequences as a result of a change in your death benefit amount. Consult your tax adviser before making a change. ***See Tax Status of the Policy, page 52, and Modified Endowment Contracts, page 24***.

Guaranteed Minimum Death Benefit

The guaranteed minimum death benefit may be put in force only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. It has a guarantee period that lasts until the continuation of coverage period begins, so long as you meet all requirements.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the

stated death benefit portion of your coverage is guaranteed to stay in force.

Charges for your guaranteed minimum death benefit and base coverage are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements.

Your guarantee period annual premium is based on a percentage of the guideline level premium calculated under the federal tax laws. Your guideline level annual premium depends on:
- your policy's target death benefit
- each insured person's age, gender, premium class and underwriting characteristics
- the death benefit option you chose
- additional rider coverage on your policy
- other additional benefits on your policy.
- At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
- actual premiums we receive; *minus*
- the amount of any partial withdrawals you make; *minus*
- policy loan amounts you take with accrued loan interest. This amount must *equal or exceed*;
- the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:
- your net account value must be invested in at least five investment options; and
- no more than 35% of your net account value may be invested in any one investment option.

Your policy will continue to meet the diversification requirements if:
- you have automatic rebalancing and you meet the two diversification tests listed above
- you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one investment option.

See Dollar Cost Averaging, page 36, and Automatic Rebalancing, page 37.

If you choose the guaranteed minimum death benefit, you must make sure your policy satisfies the premium test and diversification test. If you fail to satisfy either test we send you a notice and give you a thirty day opportunity to correct this. If you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

Riders

Your policy may include benefits attached by rider. A rider may have an additional cost. You may cancel riders at any time.

We may offer riders not listed here. Contact your agent/registered representative for a list of riders currently available.

Riders may have tax consequences. ***See Modified Endowment Contracts, page 24***.

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider before the insured people's joint equivalent age of 85, assuming both insured people are alive and insurable. This rider allows you to schedule the death benefits based on your anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or scheduled to change at the beginning of a selected policy year(s). **See *Death Benefits*, page 25**.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit. The rider's death benefit automatically adjusts daily as your base death benefit changes.

We generally require a minimum target death benefit of $250,000 to issue a policy. If you have an adjustable term insurance rider, the minimum stated death benefit to issue a policy is $100,000, as long as your target death benefit is at least $250,000.

We generally restrict your target death benefit to an amount not more than ten times your stated death benefit at issue. Under certain circumstances, we will be willing to allow you to specify a target death benefit of up to twenty-two times your stated death benefit during the first four policy years. After this four-year period, the normal target death benefit maximum applies.

Your death benefit depends on which death benefit option is in effect:

Option 1: If option 1 is in effect, the total death benefit is the greater of:

  a. the target death benefit; or

  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

Option 2: If option 2 is in effect, the total death benefit is the greater of:

  a. the target death benefit *plus* the account value; or

  b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of changes in your account value. The adjustable term insurance rider adjusts to provide death benefits equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount
$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance coverage would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. **See *Changes in Death Benefit Amounts*, page 28**.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce your target death benefit. **See *Partial Withdrawals*, page 38, and *Changes in Death Benefit Options*, page 27**.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage *multiplied* by the adjustable term death benefit in effect that month. The cost of insurance rates are determined by us from time to time. They are based on the issue ages, genders and premium classes of the insured people, as well as the length of time since your policy date. Rates will not exceed 100% of the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table. The monthly guaranteed maximum cost of insurance rates for this rider will be in your policy. **See *Cost of Insurance Charge*, page 49**.

If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider.

These rates are based on the original premium classes even though new evidence of insurability is required for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value or surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the death of the second of the insured people.

Single Life Term Insurance Rider

This rider provides a benefit upon the death of one of the insured people under your policy. You may choose to add a single life term insurance rider for one insured person. Or, you may add two riders, one for each insured person. You may add this rider to your policy at any time if both insured people are alive and insurable according to our rules.

We will issue the single life term insurance rider on an insured person who is between the ages of 15 and 85. Coverage may continue until the earlier of when:
- the insured person covered by this rider reaches age 100
- the continuation of coverage provision becomes effective
- use of the guaranteed minimum death benefit terminates this rider
- the insured person covered by this rider dies
- the grace period expires.
- the policy is surrendered.

See Continuation of Coverage, page 33, and Guaranteed Minimum Death Benefit, page 28.

The minimum amount of coverage for a single life term insurance rider is $1,000. The maximum coverage under this rider is subject to our underwriting determinations. At issue, you may schedule the rider's death benefit to increase or decrease.

Your request for an increase or decrease in rider coverage is effective on the next monthly processing date after we approve your request. There may be underwriting or other requirements which must be met before we approve your request. A requested change in your coverage must be for at least $1,000. If you schedule or request an increase after issue, the insured person will be subject to our underwriting requirements.

The charge for this rider is based on the age, gender, premium class and underwriting characteristics of the insured person. The charge for this rider is deducted on each monthly processing date as a cost per each $1,000 of the net amount at risk under the rider. See the policy schedule pages for information on your actual cost. There are no surrender charges for decreases in the amount of coverage under the single life term rider.

Accelerated Death Benefit Rider

The rider pays part of the death benefit to you upon your written request if a qualified doctor diagnoses a terminal illness of the insured person. Receipt of an accelerated payment of death benefit reduces the death benefit of your policy and the net cash surrender value. No policy loans are permitted after this rider is exercised. There is no charge for this rider. *Benefits paid under this rider may be taxable. You should consult with your tax adviser.*

Special Features

Designated Deduction Option

You may designate one investment option from which we deduct your monthly charges. You may make this designation at any time. You may not use the loan division.

If you do not choose a designated deduction option or if the amount in your designated deduction option is not enough to cover the deductions and charges, the charges will be taken from all investment options (including the guaranteed interest division) in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Policy Split Option

Under certain circumstances, you may exchange your policy for two single life insurance policies: one on each of the two insured people. The policy split option has insurability requirements which may be met at or before your policy is split. Evidence of insurability is required for a new single life policy where coverage is greater than 50% of your original policy death benefit or for an insured person who is subject to certain underwriting ratings.

On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life insurance policies.

You may take less than the maximum death benefit amount available. If the total death benefit for the two new single life insurance policies is less than the total death benefit under the one policy before the split, there may be a surrender charge. ***See Surrender Charge, page 50.***

Unless law requires otherwise, you may use the policy split option if:
- three months following the effective date of a final divorce decree regarding the marriage of the two insured people
- there is a change to the federal estate tax law which results in either:
  - i) removal of the unlimited marital deduction provision; or
  - ii) a reduction in the current maximum federal estate tax of at least 50% after your policy date.
- there is a dissolution of business conducted or owned by the two insured people.

You must send us written notice of your election to use the policy split option within 180 days of the eligible event. You must provide satisfactory evidence that the event has occurred.

The effective date of the policy split is the first monthly processing date after we approve it. The insurance coverage under the two individual life insurance policies will start on the effective date of the policy split only if both insured people are alive on that date. If either insured person is not alive on that date, your exchange is void.

All terms and conditions of the new policies apply once your policy is split and they may differ from those of this policy. Consult your new single life insurance policies.

The premium for each new policy will be based on each insured person's age, gender and premium class at the time of the split of your policy. Premium will be due for each new policy under the terms of the new policy. The cash surrender value of the old policy will be allocated to the new policies on the effective date in the same proportion that the stated death benefit was divided between the two single life insurance policies, unless we agree to a different allocation. If this allocation causes an increase in the stated death benefit of either of the new single life policies, we may limit the cash surrender value you may apply to each new policy. Remaining cash surrender value will be paid to you and may be taxable.

If you have an outstanding policy loan it will be divided and transferred to each new single life insurance policy in the same proportion as your cash surrender value is allocated. A remaining loan balance must be paid before the effective date of the policy split. Any person or entity to which you have assigned your policy must agree to the policy split. An assignment of your policy generally will apply to each new single life insurance policy.

If you have a single life term insurance rider on your policy at the date of the policy split, you may have a term insurance rider insuring the same person on the new policy, if that rider is available. Other riders may or may not be available on the new policies and may be subject to proof of insurability.

Exercising the policy split option may be treated as a taxable transaction. Moreover, the two single life insurance policies could be treated as modified endowment contracts. ***See Tax Considerations, page 51***.

You may not split your policy into two single life insurance policies if:
- the continuation of coverage period has begun
- one of the insured people has died
- your policy grace period has ended
- your policy has been terminated or surrendered.

You should consult a tax adviser before exercising the policy split option.

Right to Exchange Policy

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all future net premium to the guaranteed interest division. We do not allow future payments or transfers to the variable division after you exercise this right. We do not charge you for this exchange. ***See Guaranteed Interest Division, page 20***.

Policy Maturity

At the policy anniversary nearest the younger insured person's 100th birthday (Maturity Date) if you do not want the continuation of coverage feature become effective, you may surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature allows your insurance coverage to continue beyond maturity. If on the maturity date you allow the continuation of coverage feature to become effective, we:

- convert target death benefit to stated death benefit
- convert death benefit option 2 to death benefit option 1
- terminate all riders
- transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division
- terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues until the death of the second of the insured people, unless the policy lapses or is surrendered. However:

- we accept no further premium payments.
- we deduct no further charges except loan interest and partial withdrawal charges, if applicable
- your monthly deductions cease.
- you may not make transfers into the variable division.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy. If we pay a persistency refund on the guaranteed interest division, it will be credited to your policy. ***See Persistency Refund, page 33***.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse. To avoid this lapse, you may repay loans and loan interest payments during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value. There is no surrender charge during the continuation of coverage period . All other normal consequences of surrender apply. ***See Surrender, page 41, and Surrender Charge, page 50.***

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond the younger insured's person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences.

Persistency Refund

Where law allows us, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund of 0.05% of the account value. This refund is 0.60% of your account value on an annual basis.

We do not guarantee that we will pay a persistency refund on the guaranteed interest division. If we pay a persistency refund on the guaranteed interest division, we will pay it even if your policy is in the continuation of coverage period.

If applicable, we add the persistency refund to the variable and guaranteed interest divisions, but not the loan division, in the same proportion that your account value in each investment option has to your net account value as of the monthly processing date.

Here are two examples of how the persistency refund may affect your account value:

Example 1: Your policy *has no loan*:
- account value = $10,000 (all in the variable division)
- monthly persistency refund rate = 0.0005
- persistency refund = 10,000 x 0.0005 = $5.00

	Value Before Persistency Refund	Value After Persistency Refund
Variable Division	$10,000.00	$10,005.00

Example 2: Your policy *does have a loan*:
- account value = $10,000
- account value in the variable division = $6,000
- account value in the loan division = $4,000
- monthly persistency refund rate = 0.0005
- persistency refund = 10,000 x .0005 = $5.00

	Value Before Persistency Refund	Value After Persistency Refund
Variable Division	$6,000.00	$6,005.00
Loan	$4,000.00	$4,000.00

The persistency refund may have adverse tax consequences if it results in a small difference between the interest rate charged and the interest rate credited on a policy loan (a low cost loan).

Policy Values

Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable division and the loan division. Your account value reflects:
- net premiums applied
- charges deducted
- loan interest deducted
- partial withdrawals taken
- investment performance of the variable investment options
- interest earned on the guaranteed interest division
- interest earned on the loan division.

Net Account Value

Your policy's net account value is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Cash Surrender Value

Your cash surrender value is your account value *minus* the applicable surrender charge.

Net Cash Surrender Value

Your net cash surrender value is your cash surrender value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Determining Values in the Variable Division

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of a variable investment option is the accumulation unit value for that option *multiplied* by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
- investment income
- realized and unrealized gains and losses
- investment portfolio expenses
- daily mortality and expense risk charges we take from the separate account.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which a corresponding investment portfolio does not value its shares, or any other day as required by law. Each valuation date ends at 4 p.m. Eastern Time. Our customer service center may not be open for business on major holidays.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
- when amounts are transferred from a variable investment option (including transfers to the loan division)
- for your policy's monthly deductions from your account value
- for policy transaction charges
- when you take a partial withdrawal
- when you surrender your policy
- to pay the death proceeds.

To calculate the number of accumulation units purchased or sold, we divide the dollar amount of your transaction by the accumulation unit value for that variable investment option calculated at the close of business on the valuation date of the transaction.

See How We Calculate Accumulation Unit Values, page 35.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the

number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance.

For amounts in the variable investment options, there is no guaranteed minimum value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:
- the accumulation unit value for the preceding valuation date *multiplied* by
- the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
- We take the share value of the underlying portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
- We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes.
- We divide the resulting amount by the value of the shares in the underlying investment portfolio at the close of business on the previous valuation date.
- We then subtract the mortality and expense risk charge under your policy. The daily charge is .002055% (.75% annually) of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the number of days since the last valuation date.

Transfers of Account Value

You may transfer your account value among the variable investment options and the guaranteed interest division. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends.

Currently, we do not limit the number of transfers you may make; but, we reserve the right to do so if we determine the trading within your policy is excessive. You may not make transfers during the continuation of coverage period. ***See Excessive Trading, page 35, and Continuation of Coverage, page 33***.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing.

Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request from that investment option, we transfer the entire amount.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:
- increased trading and transaction costs
- forced and unplanned portfolio turnover
- lost opportunity costs
- large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers and may impose a fee

for each future transfer of $25. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

Guaranteed Interest Division Transfers

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will be processed on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
- 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year
- the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year
- $100.

Dollar Cost Averaging

You can elect dollar cost averaging if your policy has at least $10,000 invested in a qualifying source portfolio. The qualifying source investment portfolio is the Fidelity VIP Money Market Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of a portfolio's shares is low. Since you transfer the same dollar amount to these investment options each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

There is no charge for this feature. You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of premium during the free look period, dollar cost averaging begins after your free look period has ended.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value for automatic transfer from a qualifying source portfolio. Each period we automatically transfer the amount you select from your chosen source portfolio to one or more other variable investment options. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, the dollar cost averaging source portfolio cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

If you have telephone privileges, you may change the program by telephoning our customer service center or you may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. *See Telephone Privileges, page 44*.

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:

1. you specify.

2. your balance in the source portfolio reaches a dollar amount you set.

3. the amount in the source portfolio is equal to or less than the amount to be transferred on a dollar cost averaging date. We will transfer the remaining amount and dollar cost averaging ends.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. *See Transfers of Account Value, page 35*.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will so notify you and ask you for revised instructions. *See Guaranteed Minimum Death Benefit, page 28.*

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements for the guarantee period to continue. *See Guaranteed Minimum Death Benefit, page 28*.

Policy Loans

You may borrow from your policy after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
*   the amount you borrow from your policy; *plus*
*   policy loan interest that is capitalized when due; *minus*
*   policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow, unless required differently by law, is your net cash surrender value *minus* the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan of less than $25,000 by telephone or fax. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. ***See Telephone Privileges, page 44***.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division. We follow this same process for loan interest due at your policy anniversary. The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest. We credit the loan division with interest at an annual rate of 3%.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.75%. Interest is due in arrears on each policy anniversary. If you do not pay it when due, we add it to your policy loan balance.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time. We assume that payments you make, other than scheduled premium payments, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds payable or the cash surrender value payable.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. Policy loans may cause your policy to lapse if your net cash surrender value is not enough to pay your deductions each month. ***See Lapse, page 40.***

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 53***.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. If your policy qualifies as being "in corridor," you may make partial withdrawals prior to your first anniversary. A policy is "in corridor" if:

- Under Death Benefit Option 1, your account value multiplied by the appropriate factor from Appendix A or B is greater than your stated death benefit.
- Under Death Benefit Option 2, your account value multiplied by the appropriate factor from Appendix A or B is greater than your stated death benefit plus your account value.

You make a partial withdrawal by withdrawing part of your net cash surrender value. If your request is

by telephone or fax, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. ***See Telephone Privileges, page 44***.

You may take up to twelve partial withdrawals per policy year. The minimum withdrawal is $100. The maximum you may take is that which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, you must surrender your policy or reduce the withdrawal amount. When you take a partial withdrawal, we deduct the withdrawal amount *plus* a service fee from your account value. The maximum withdrawal from an "in corridor" policy prior to the first policy anniversary is limited to the amount that would cause your policy to no longer qualify as being "in corridor."

If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. ***See Charges and Deductions, page 47***.

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. You may not withdraw from the guaranteed interest division an amount greater than your total withdrawal *multiplied* by the proportion of your account value in the guaranteed interest division to your net account value immediately prior to the withdrawal. You may select one investment option from which your partial withdrawal will be taken.

Partial withdrawals may have adverse tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 24, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 53***.

Partial Withdrawals under Death Benefit Option 1

If you selected death benefit option 1, it is your first partial withdrawal of the policy year, no more than fifteen years have passed since your policy date and the joint equivalent age of the insured people is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance. If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

Stated Death Benefit and Target Death Benefit Reductions

Regardless of your chosen death benefit option, partial withdrawals do not reduce your stated death benefit if:
- your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws; and
- you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. ***See Tax Status of the Policy, page 52***.

We require a minimum stated death benefit and a minimum target death benefit to issue your policy. You may not take a partial withdrawal if it reduces your stated death benefit or target death benefit below this minimum. ***See Policy Issuance, page 21***.

We will send a new policy schedule page to you showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit. In order to make this change, we may

ask that you return the policy to our customer service center. Your withdrawal and reductions in the death benefits are effective as of the valuation date on which we receive your request. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 53***.

Lapse

Your insurance coverage continues as long as your net cash surrender value is enough to pay your deductions each month. Lapse does not apply if the guaranteed minimum death benefit or the special continuation period is in effect and you have met all requirements. ***See Special Continuation Period, page 23, and Guaranteed Minimum Death Benefit, page 28***.

If the continuation of coverage feature is active, your policy could lapse if there is an outstanding policy loan even though there are no monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date:
- your net cash surrender value is zero (or less)
- the five-year special continuation period has expired, or you have not paid the required special continuation period premium
- you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, *plus* the estimated monthly policy and rider deductions for the next two months. If the death of the second of the insured people occurs during the grace period we do pay death proceeds to your beneficiaries, but with reductions for your policy loan balance, accrued loan interest and monthly deductions owed. We will send you a lapse notice if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us, including surrender charges, and inform you that your policy coverage has ended.

If You Have the Guaranteed Minimum Death Benefit in Effect

After the special continuation period has ended and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover all of the deductions from your account value on any monthly processing date. ***See Guaranteed Minimum Death Benefit, page 28***.

Lapse Summary

Special Continuation Period		Guaranteed Minimum Death Benefit	
If you meet the requirements	**If you do _not_ meet the requirements or it is no longer in effect**	**If you meet the requirements**	**If you do _not_ meet the requirements or it is no longer in effect**
Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. The charges are deducted and may cause a negative account value until the earlier of: 1) the date you have enough net account value, or 2) until the end of the special continuation period.	Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses.	Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. However, if you have any riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived.	Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses.

Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and riders if:
- you are the owner and have not surrendered your policy
- you provide satisfactory evidence to us that both insured people are alive and that each is still insurable according to our normal rules of underwriting
- we receive enough premium to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

We will not reinstate your policy if one insured person has died or become uninsurable since your policy date. If one insured person was uninsurable at the issue of your policy and remains uninsurable, we will review the underwriting requirements applicable to each insured person at the time you request reinstatement to determine whether or not your policy may be reinstated.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premium received after reinstatement according to your most recent instructions which may be those in effect at the start of the grace period.

Surrender

You may surrender your policy for its net cash surrender value any time before the death of the

second of the insured people. You may take your net cash surrender value in other than one payment. We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. ***See Policy Values, page 34, and Settlement Provisions, page 45***.

We do not pro-rate or add back charges or expenses which we deducted before your surrender.

If you surrender your policy during the first nine policy or segment years, we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. ***See Surrender Charge, page 50.***

A surrender of your policy may have adverse tax consequences. ***See Distributions Other than Death Benefits from Modified Endowment Contracts, page 53, and Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts, page 53***.

General Policy Provisions

Free Look Period

You have the right to examine your policy and return it, for any reason, to us during the period shown in the policy. The right to examine period, often called the free look period, starts on the date you receive your policy and is a length of time specified by law. If you return your policy to us within the specified period, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- some states require a return of all premium
- other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund in your state will affect when premium we receive before the end of the free look period is invested into the variable investment options. ***See Allocation of Net Premiums, page 24***.

Your Policy

The entire contract between you and us is the combination of:
- your policy;
- a copy of your original application and any applications for benefit increases or decreases;
- all of your riders;
- endorsements;
- policy schedule pages; and
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

The age stated in your policy schedule is the joint equivalent age of the insured people we use to issue your policy. The joint equivalent age is the sum of both insured people's ages adjusted for the differences in ages and gender, divided by two and rounded down.

The insured people must each be no more than age 90 at policy issue. The minimum joint equivalent age must be at least 15. The maximum joint equivalent age must be no more than 85. There is no limit on the difference in the insured people's ages. Age is measured as the age of the insured person on the birthday nearest the policy anniversary.

The younger insured person's 100th birthday is the 100th anniversary of the younger insured person's birth regardless if he/she has survived. The policy anniversary nearest to this date is the date used for policy maturity and continuation of coverage.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all

rights and receive the benefits until the death of the second of the insured people. This includes the right to change the owner, beneficiaries or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive both of the insured people receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives both insured people, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived both insured people, we pay the death proceeds to you or your estate, as owner.

You may name new beneficiaries any time before the death of the second of the insured people. We pay the death proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries.

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries was made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

A collateral assignment may have tax consequences. You should consult your tax adviser.

Incontestability

After your policy has been in force and both insured people are alive for two years from your policy date,

and from the effective date of a new segment or an increase in any other benefit, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

If an insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for each insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the death of the second of the insured people, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make adjustments for a misstatement of gender.

Suicide

If either insured person commits suicide, while sane or insane, within two years of your policy date, unless otherwise required by law, we limit death proceeds payable to:

1. the total of all premiums we receive to the time of death; *minus*

2. outstanding policy loan amounts and accrued loan interest; *minus*

3. partial withdrawals taken.

We make a limited payment to the beneficiaries for a new segment or other increase if the second of the insured people commits suicide, while sane or insane, within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
*   death proceeds
*   net cash surrender value
*   partial withdrawals
*   loan proceeds.

We may delay processing these transactions if:
- the NYSE is closed for trading
- trading on the NYSE is restricted by the SEC
- there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets
- a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of death of the second of the insured people. The death proceeds are not affected by subsequent changes in the value of the variable investment options.

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive any election, designation, change, assignment or request in writing from the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record your notice. We may require you to return your policy for certain policy changes or if you surrender it.

If an insured person dies while your policy is in force, please let us know as soon as possible. We will immediately send you instructions on how to make a claim. As proof of the insured person's death, we may require you to provide proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records from doctors and hospitals.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- make transfers
- change premium allocations
- change features in your dollar cost averaging and automatic rebalancing programs
- request partial withdrawals
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- requiring some form of personal identification
- providing written confirmation of any transactions
- tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of Security Life.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc., ING America Equities, Inc., is an affiliate of Security Life. It is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., for acting as the principal underwriter under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of other broker/dealers including, but not limited to:

1. VESTAX Securities Corporation, an indirect affiliate;

2. Locust Street Securities, Inc., an indirect affiliate;

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3. Multi-Financial Securities, Corp., an indirect affiliate;

4. IFG Network Securities, Inc., an indirect affiliate;

5. Washington Square Securities, Inc., an indirect affiliate;

6. Guaranty Brokerage Services Inc., an indirect affiliate

7. Financial Network Investment Corporation, an indirect affiliate;

8. AETNA Investment Services, LLC, an indirect affiliate;

9. Primevest Financial Services, Inc., an indirect affiliate;

10. Granite Investment Services, Inc., an indirect affiliate; and

11. Financial Northeastern Securities, Inc., an indirect affiliate.

All broker/dealers who sell this policy have entered into selling agreements with us. Under these agreements, we pay a distribution allowance to the broker/dealers, who pay commissions to their agents/registered representatives who sell this policy.

The distribution allowance paid to the broker/dealer is 90% of the first target premium that we receive. For premiums we receive thereafter, the distribution allowance is significantly lower.

Although it varies by policy, we estimate the typical first year compensation payable to a selling broker/dealer if a policy pays target premium to be $9 per $1,000 of stated death benefit.

In addition, we make annual renewal payments (trails) to the broker/dealer based on a percentage of each policy's net account value. These payments are 0.20% in policy years five through twenty.

Some broker/dealers receive a slightly lower distribution allowance because we provide them with greater marketing and administrative support. We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- articles on variable life insurance and other information published in business or financial publications;
- indices or rankings of investment securities; and
- comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. Past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may take your net cash surrender value in other than one payment. Likewise, you may elect to have the beneficiaries receive the death proceeds other than in one payment. If you make this election, you must do so before the death of the second of the insured people. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of death of the second of the insured people.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I:	Payouts for a Designated Period
Option II:	Life Income with Payouts Guaranteed for a Designated Period
Option III:	Hold at Interest
Option IV:	Payouts of a Designated Amount
Option V:	Other Options We Offer at the Time We Pay the Benefit

Administrative Information About the Policy

Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio; or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

- state insurance law or federal income tax law changes
- investment management of an investment portfolio changes

- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

Right to Change Operations

Subject to state limitations and the rules and regulations of the SEC, we may from time to time make any of the following changes to our separate account with respect to some or all classes of policies:
- Change the investment objective.
- Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.
- Eliminate variable investment options.
- Combine two or more variable investment options.
- Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
  » a portfolio no longer suits the purposes of your policy;
  » there is a change in laws or regulations;
  » there is a change in a portfolio's investment objectives or restrictions;
  » the portfolio is no longer available for investment; or
  » another reason we deem a substitution is appropriate.
- Transfer assets related to your policy class to another separate account.
- Withdraw the separate account from registration under the 1940 Act.
- Operate the separate account as a management investment company under the 1940 Act.
- Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
- Stop selling these policies.
- End any employer or plan trustee agreement with us under the agreement's terms.
- Limit or eliminate any voting rights for the separate account.
- Make any changes required by the 1940 Act or its rules or regulations.
- Close an investment option to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:
- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any).
- your account value.
- your policy loan, if any, *plus* accrued interest.
- your net cash surrender value.
- your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charges may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Deductions from Premiums

We treat payments we receive as premium if you do not have an outstanding policy loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

Sales Charge

We deduct a percentage of each premium payment to compensate us for the costs we incur in selling the policies. The sales charge helps cover the costs of distribution, preparing sales literature, promotional expenses and other direct and indirect expenses.

We base the percentage on the time expired since your policy date, or addition of a segment and on your premium payments up to and above a target premium. The sales charge deducted from your premium payments after an increase in stated death benefit is based on each segment's target premium and the length of time that the segment has been in effect.

Your policy schedule page shows the target premium for your policy.

	Sales Charge Percentage	
Policy or Segment Year	Up to Policy or Segment Target Premium	Above Policy or Segment Target Premium
1 - 5	5.5%	2%
6 +	2%	2%

For example, if this policy is issued to insure a male, age 85 who is uninsurable, and a female, age 85 who is insurable but in a substandard underwriting rating class, the target premium for sales charge purposes is $127 for each $1,000 of stated death benefit. We believe this amount represents the maximum target premium and that most policies will have a much lower target premium. ***See Target Premium, page 23***.

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 51***.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay in all states.

We also deduct 1.5% of each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease this charge for taxes if there are changes in the tax law, within limits set by law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

Daily Deductions from the Separate Account

Mortality and Expense Risk Charge

We deduct 0.002055% per day (0.75% annually) of the amount you have in the variable investment options for the mortality and expense risks we assume. This charge is deducted as part of the calculation of the daily unit values for the variable investment options and does not appear as a separate charge on your statement or confirmation.

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable division are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.

Monthly Deductions from Account Value

We deduct charges from your account value on each monthly processing date until the maturity date.

Policy Charge

The initial policy charge is $15 per month for the first ten years of your policy. After the first ten years, the policy charge is $9 per month. This charge compensates us for such costs as:
- application processing
- medical examinations
- establishment of policy records
- insurance underwriting costs.

Monthly Administrative Charge

We charge a per month administrative charge of $0.07 - $0.095 per $1,000 for the first ten policy years for the greater of target or stated death benefit. We charge $0.023 per $1,000 for each policy year after the tenth for the greater of target or stated death benefit. We limit the per $1,000 charge, based on the insured people's joint equivalent age, from $175 to $237.50 per month for the first ten policy years. This charge is limited to $57.50 monthly for each policy year thereafter. This charge applies to the first $2,500,000 of death benefit.

This charge is designed to compensate us for ongoing costs such as:
  • premium billing and collections
  • claim processing
  • policy transactions
  • record keeping
  • reporting and communications with policy owners
  • other expenses and overhead.

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy charges due on that date other than cost of insurance charges.

If your base death benefit at the beginning of a month increases (as a requirement of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. Your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured people. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all segments as of the monthly processing date.

We base your current cost of insurance rates on the insured people's ages, genders, policy duration, amount of target death benefit and premium classes on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit, your adjustable term insurance rider and single life term insurance riders.

We may make changes in the cost of insurance or rider charges for a class of insured persons. We base the new charge on changes in expectations about:
  • investment earnings;
  • mortality;
  • the time policies remain in effect;
  • expenses; and
  • taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your schedule pages.

Guaranteed Minimum Death Benefit Charge

If you choose the guaranteed minimum death benefit feature, we charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. We guarantee the charge not to exceed this rate.

Rider Charges

On each monthly processing date, we deduct the cost of benefits under your riders including the single life term insurance rider. Rider charges do not include the adjustable term insurance rider. ***See Riders, page 29***.

Policy Transaction Fees

We charge fees for certain transactions under your policy. We deduct these fees from the variable and guaranteed interest divisions pro rata to the account value in each.

Partial Withdrawal Fee

We deduct the lesser of a $25 service fee or 2% of the requested partial withdrawal from your account value for each partial withdrawal you take to cover our costs. We may also deduct a surrender charge from your account value. ***See Partial Withdrawals, page 38***.

Excess Illustration Fee

The first policy illustration you request in a policy year is free. After that, we charge a fee of up to $25 for each illustration.

How We Deduct Charges, Loans and Partial Withdrawals

	Monthly Charges: Cost of Insurance Charges, Guaranteed Minimum Death Benefit Charges, Rider Charges, Administrative Fees	Policy Transactions and Fees: Loans, Partial Withdrawals, and Excess Illustration Fee
Choice	May choose a designated deduction investment option, including guaranteed interest division	May choose any investment option or combination of investment options
Default	Proportionally among variable and guaranteed interest divisions	Proportionally among variable and guaranteed interest divisions

Surrender Charge

We may deduct a surrender charge from your account value during the first nine years of your policy or coverage segment if you:
- surrender your policy;
- reduce your stated death benefit;
- allow your policy to lapse; or
- take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges pro rata based on your account value in each investment option.

For purposes of the surrender charge, we determine a surrender target premium for each policy based on the insured people's issue ages, genders and your stated death benefit. The surrender charge target premium does not vary based on ratings. Your policy schedule page shows the surrender charge for your policy.

A change to your death benefit option may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge and we do not reduce future surrender charges.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own nine year surrender charge period.

If your surrender charge changes, we send you a new policy schedule showing the change.

The surrender charge remains level for the first five years of each coverage segment and then decreases through the ninth year. Thereafter, there is no surrender charge. For purposes of calculating surrender charges, target premium is premium attributable to base death benefit coverage.

For example, if this policy is issued to insure a male, age 85, and a female, age 85, the target premium for surrender charge purposes is $61 for each $1,000 of stated death benefit. We believe this amount represents the maximum surrender charge target premium and that most policies will have a much lower surrender charge target premium. ***See Sales Charge, page 48***.

Surrender Charges
As a Percentage of Surrender Charge Target Premium

Joint Equivalent Age	Years 1 - 5	Year 6	Year 7	Year 8	Year 9
15 - 78	100%	80%	60%	40%	20%
79	93%	80%	60%	40%	20%
80	85%	70%	55%	40%	20%
81	78%	65%	50%	35%	20%
82	72%	60%	45%	30%	20%
83	65%	50%	40%	30%	20%
84	60%	45%	35%	25%	15%
85	54%	40%	30%	20%	10%

You should review the surrender charge table in your policy schedule pages for your specific surrender charge amount each year.

Other Charges

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So no charge is made to the variable investment options for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements, or Corporate Purchasers

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of Security Life, its affiliates and appointed sales agents), corporate purchasers or internal exchanges, we may reduce or waive the:
- surrender charge, including the surrender charge on partial withdrawals;
- length of time a surrender charge applies;
- administrative charge;
- minimum stated death benefit;
- minimum target death benefit;
- minimum annual premium;
- target premium;
- sales charges;

- cost of insurance charges; or
- other charges normally assessed.

We can reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis. Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not be unfairly discriminatory in any variation in the surrender charge, administrative charge, or other charge, fee or privilege. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "guideline premium/cash value corridor test," as specified in Code section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death benefit in relation to account value. ***See Appendix A, page 181, for a table of the guideline premium/cash value corridor test factors***.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. ***See Tax Treatment of Policy Death Benefits, page 53***.

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 guideline premium/cash corridor test, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiaries under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiaries. A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits from Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Distributions Other than Death Benefits from Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment

contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are uncertain and a tax advisor should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the policy beyond the policy anniversary nearest the younger insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the younger insured person's 100th birthday.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Taxation of Policy Splits

The policy split option permits a Policy to be split into two other single life policies upon the occurrence of (i) a divorce of the joint insureds, or (ii) certain changes in federal estate tax law, or (iii) there is a dissolution of business conducted or owned by the two insureds. A policy split option could have adverse tax consequences. Before you exercise rights provided by the policy split option, it is important that you consult with a tax advisor regarding possible consequences of a policy split.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would

cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Other

Policy owners may use our policies in various arrangements, including:
- qualified plans;
- non-qualified deferred compensation or salary continuance plans;
- split dollar insurance plans;
- executive bonus plans;
- retiree medical benefit plans; and
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

Directors and Officers

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is 20 Washington Avenue South, Minneapolis, MN 55401.

Name and Principal Business and Address	Position and Offices with Security Life of Denver Insurance Company
Robert C. Salipante**	Chief Executive Officer
Chris D. Schreier**	President
James L. Livingston, Jr.	Executive Vice President and Chief Actuary
Mark Barnum	Senior Vice President, Chief Underwriter
Douglas W. Campbell	Senior Vice President, Agency Sales
Wayne R. Huneke*	Chief Financial Officer
Gary W. Waggoner	Vice President and Assistant Secretary
Paula Cludray-Engelke**	Secretary

Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus have been passed on by Counsel of ING Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.

Legal Proceedings

ING Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to ING Security Life's ability to meet its obligations under the policy or to the separate account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

The financial statements of Security Life of Denver Insurance Company at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of the Security Life Separate Account L1 at December 31, 2000, and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President and Chief Actuary of ING Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

Additional Information

FINANCIAL STATEMENTS

The statutory-basis financial statements of Security Life of Denver Insurance Company ("Security Life") at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, are prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, and start on page 59.

The financial statements included for the Security Life Separate Account L1 at December 31, 2000, and for each of the three years in the period ended December 31, 2000, are prepared in accordance with accounting principles generally accepted in the United States and represent those divisions that had commenced operations by that date.

The financial statements of Security Life, as well as the financial statements included for the Security Life Separate Account L1, referred to above, have been audited by Ernst & Young LLP. The financial statements of Security Life should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of Security Life to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements — Statutory Basis
Years ended December 31, 2000, 1999 and 1998
with Report of Independent Auditors

Security Life of Denver Insurance Company

Financial Statements - Statutory Basis

December 31, 2000, 1999 and 1998

Contents

Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory-basis balance sheets of Security Life of Denver Insurance Company (a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Security Life of Denver Insurance Company at December 31, 2000 and 1999 or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

March 23, 2001

Security Life of Denver Insurance Company

Balance Sheets—Statutory Basis

	December 31	
	2000	**1999**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	**$4,573,658**	$3,418,381
Preferred stocks	**13,524**	2,560
Common stocks	**15,483**	4,977
Subsidiaries	**85,324**	77,127
Mortgage loans	**1,672,169**	983,087
Real estate, less accumulated depreciation		
(2000—$10,961; 1999—$10,069)	**34,066**	31,363
Policy loans	**992,911**	943,185
Other invested assets	**42,926**	35,666
Cash and short-term investments	**203,664**	226,054
Total cash and invested assets	**7,633,725**	5,722,400
Deferred and uncollected premiums, less loading		
(2000—$1,814; 1999—$2,684)	**135,041**	101,343
Accrued investment income	**95,887**	75,101
Reinsurance balances recoverable	**54,559**	43,179
Data processing equipment, less accumulated		
depreciation (2000—$1,340; 1999—$8,381)	**216**	202
Indebtedness from related parties	**69,338**	42,451
Federal income tax recoverable	**32,108**	25,626
Separate account assets	**799,966**	644,975
Other assets	**14,902**	15,930
Total admitted assets	**$8,835,742**	$6,671,207

	December 31	
	2000	**1999**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$5,247,418**	$4,924,746
Accident and health reserves	**23**	11
Guaranteed investment contracts	**1,685,391**	335,507
Policyholders' funds	**71,669**	91,920
Dividends left on deposit	**8,748**	8,647
Dividends payable	**2,755**	2,626
Unpaid claims	**182,051**	126,172
Total policy and contract liabilities	**7,198,055**	5,489,629
Accounts payable and accrued expenses	**126,512**	86,580
Reinsurance balances due	**15,520**	14,565
Indebtedness to related parties	**8,016**	18,329
Litigation reserve	**20,449**	37,538
Asset valuation reserve	**52,125**	29,875
Interest maintenance reserve	**–**	1,523
Borrowed money	**127,993**	15,200
Other liabilities	**(4,226)**	(25,008)
Separate account liabilities	**799,966**	644,975
Total liabilities	**8,344,410**	6,313,206
Commitments and contingencies		
Capital and surplus:		
Common stock, $20,000 par value:		
Authorized - 149 shares		
Issued and outstanding - 144 shares	**2,880**	2,880
Surplus notes	**184,259**	100,000
Paid-in and contributed surplus	**435,562**	374,562
Unassigned deficit	**(131,369)**	(119,441)
Total capital and surplus	**491,332**	358,001
Total liabilities and capital and surplus	**$8,835,742**	$6,671,207

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Statements of Operations—Statutory Basis

| | **Year ended December 31** | | |
	2000	**1999**	**1998**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$2,959,593	$1,459,361	$1,130,674
Policy proceeds and dividends left on deposit	388	651	515
Net investment income	474,021	387,685	349,605
Amortization of interest maintenance reserve	670	2,358	3,793
Commissions, expense allowances and reserve adjustments on reinsurance ceded	9,832	11,331	13,255
Considerations and reserve allowances on modified coinsurance	2,632	3,670	945
Total premiums and other revenues	3,447,136	1,865,056	1,498,787
Benefits paid or provided:			
Death benefits	316,167	273,368	270,537
Annuity benefits	11,782	24,573	10,769
Surrender benefits	258,858	229,434	198,988
Interest on policy or contract funds	64,719	17,473	13,832
Accident and health benefits	93	2,235	3,699
Guaranteed investment contract withdrawals	1,072,574	12,186	–
Other benefits	17,198	13,612	17,750
Increase in life, annuity, and accident and health reserves	320,721	491,978	581,110
Increase in liability for guaranteed investment contracts	721,725	335,507	–
Net transfers to separate accounts	256,538	78,988	65,738
Total benefits paid or provided	3,040,375	1,479,354	1,162,423
Insurance expenses:			
Commissions	242,998	222,005	199,786
General expenses	130,962	104,808	96,891
Insurance taxes, licenses and fees, excluding federal income taxes	23,103	23,861	23,121
Total insurance expenses	397,063	350,674	319,798
Gain from operations before policyholder dividends, federal income taxes and net realized capital gains	9,698	35,028	16,566

Security Life of Denver Insurance Company

Statements of Operations—Statutory Basis (continued)

	Year ended December 31		
	2000	**1999**	**1998**
	(In Thousands)		
Dividends to policyholders	**2,546**	2,594	2,399
Gain from operations before federal income taxes and net realized capital losses	**7,152**	32,434	14,167
Federal income taxes	**(1,339)**	8,613	2,371
Gain from operations before net realized capital losses	**8,491**	23,821	11,796
Net realized capital gains (losses) net of income taxes (2000 - $(7,916); 1999 - $(15,108), 1998- $2,001) and excluding net transfers to the interest maintenance reserve (2000 - $(18,289); 1999 - $(19,866); 1998 - $8,549)	**3,589**	(8,194)	(4,834)
Net income	**$ 12,080**	$ 15,627	$ 6,962

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Statements of Changes in Capital and Surplus—Statutory Basis

| | Year Ended December 31 | | |
	2000	1999	1998
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ **2,880**	$ 2,880	$ 2,880
Surplus note:			
Balance at beginning of year	**$ 100,000**	$ 100,000	$ 75,000
Increase in surplus note	**84,259**	–	25,000
Balance at end of year	**$ 184,259**	$ 100,000	$ 100,000
Paid-in and contributed surplus:			
Balance at beginning of year	**$ 374,562**	$ 344,562	$ 344,562
Capital contributions	**61,000**	30,000	–
Balance at end of year	**$ 435,562**	$ 374,562	$ 344,562
Unassigned deficit:			
Balance at beginning of year	**$(119,441)**	$(134,540)	$ (86,233)
Net income	**12,080**	15,627	6,962
Change in net unrealized capital gains or losses	**12,101**	(61)	7,839
Increase in nonadmitted assets	**(11,048)**	(7,336)	(28,686)
(Increase) decrease in liability for reinsurance in unauthorized companies	**(393)**	(550)	545
(Increase) decrease in asset valuation reserve	**(22,250)**	1,726	(6,084)
Increase in reserve valuation basis	**–**	–	(2,994)
Increase in litigation reserve, net of tax	**–**	–	(26,000)
Cession of existing risks, net of tax	**(2,418)**	127	12,591
Prior period adjustments	**–**	–	(12,480)
Change in accounting policy, net of tax	**–**	5,566	–
Balance at end of year	**$(131,369)**	$(119,441)	$(134,540)
Total capital and surplus	**$ 491,332**	$ 358,001	$ 312,902

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Statements of Cash Flow—Statutory Basis

| | Year Ended December 31 | | |
	2000	1999	1998
	(In Thousands)		
Operations:			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$2,910,602**	$1,453,924	$1,128,910
Net investment income received	**470,812**	379,574	361,645
Commission and expense allowances received on reinsurance ceded	**9,831**	9,246	10,709
Benefits paid	**(1,691,985)**	(558,572)	(494,981)
Net transfers to separate accounts	**(225,694)**	(101,948)	(96,273)
Insurance expenses paid	**(361,130)**	(337,254)	(325,688)
Dividends paid to policyholders	**(2,417)**	(2,562)	(2,317)
Federal income taxes received (paid)	**11,961**	(28,779)	(17,582)
Other revenues in excess of other (expenses)	**611,646**	(9,832)	11,734
Net cash provided by operations	**1,733,626**	803,797	576,157
Investments:			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	**2,254,036**	2,051,280	4,353,422
Preferred stocks	**67**	1,900	627
Common stocks	**–**	–	1,362
Mortgage loans	**79,874**	45,272	48,709
Other invested assets	**106,724**	310,554	362,419
Miscellaneous proceeds	**11,213**	–	9,836
Net proceeds from sales, maturities, or repayments of investments	**2,451,914**	2,409,006	4,776,375
Cost of investments acquired:			
Bonds	**3,458,376**	2,631,687	4,720,513
Preferred stocks	**11,031**	–	2,060
Common stocks	**10,450**	10	341
Mortgage loans	**769,741**	262,886	246,511
Real estate	**3,653**	189	98
Other invested assets	**109,244**	88,661	387,144
Miscellaneous (receipts) applications	**23,155**	(18,179)	8,516
Total cost of investments acquired	**4,385,650**	2,965,254	5,365,183
Net increase in policy loans	**49,725**	35,890	51,702
Net cash used in investment activities	**(1,983,461)**	(592,138)	(640,510)

Financial Statements

Security Life of Denver Insurance Company

Statements of Cash Flow—Statutory Basis (continued)

	Year Ended December 31		
	2000	**1999**	**1998**
	(In Thousands)		
Financing and miscellaneous activities			
Cash provided:			
Capital and surplus paid-in	**126,000**	20,000	25,000
Borrowed money	**112,792**	15,200	–
Other sources	**(11,347)**	(50,565)	1,390
Net cash provided by (used in) financing and miscellaneous activities	**227,445**	(15,365)	26,390
Net (decrease) increase in cash and short-term investments	**(22,390)**	196,294	(37,963)
Cash and short-term investments:			
Beginning of year	**226,054**	29,760	67,723
End of year	**$ 203,664**	$ 226,054	$ 29,760

See accompanying notes – statutory basis.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis

December 31, 2000

1. Nature of Operations and Basis of Financial Reporting

Security Life of Denver Insurance Company (the Company) is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on three markets, the advanced market, reinsurance to other insurers and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance. These products include traditional life, interest-sensitive life, universal life, and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the U.S. Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services. In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and Trust notes to institutional buyers.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado (Colorado Division of Insurance), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income.

Valuation Allowances

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

1. Nature of Operations and Basis of Financial Reporting (continued)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Benefit and Contract Reserves

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Such treatment is not required by GAAP. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

1. Nature of Operations and Basis of Financial Reporting (continued)

Subsidiaries

The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as required under GAAP.

Nonadmitted Assets

Certain assets designated as "nonadmitted," principally the difference between amortized cost and fair value of less-than-investment-grade bonds, agents' debit balances, furniture and equipment and deferred federal income tax recoverable, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits

For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Investment-type Products

Revenues for investment-type products consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue; benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Surplus Notes

Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Statements of Cash Flows

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying Statutory-basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks are reported at cost or amortized cost or the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus without any adjustment for federal income taxes.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

The Company's insurance subsidiaries are reported at their underlying statutory-basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP-basis of its net assets. The admitted portion of goodwill, which represents the excess of the purchase price over the statutory-basis net assets of the subsidiary at acquisition, is amortized on a straight-line basis over ten years. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

1. Nature of Operations and Basis of Financial Reporting (continued)

Realized capital gains and losses are determined using the specific identification basis. Changes in market values of common stocks are reported as a change in unrealized gains or losses directly in unassigned surplus and, accordingly, have no effect on net income.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2% to 11.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

1.   For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

2.   For reinsurance accepted:

   a.   with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating;

   b.   with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Colorado, is $61,062,274,000 at December 31, 2000. The amount of reserves for policies on which gross premiums are less than the net premiums is $783,259,000 at December 31, 2000.

1. Nature of Operations and Basis of Financial Reporting (continued)

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Real Estate and Electronic Data Processing Equipment

Real estate and electronic data processing equipment are carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 1.5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $2,417,000, $2,562,000 and $2,317,000 were paid in 2000, 1999 and 1998, respectively.

1. Nature of Operations and Basis of Financial Reporting (continued)

Federal Income Taxes

Deferred federal income taxes have been recognized to reflect prepayment of taxes relating to significant timing differences between income reported for tax and financial statement purposes using assumptions that are both reasonable and conservative. The deferred tax asset has been nonadmitted as a charge against surplus.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December	
	2000	**1999**
	(In thousands)	
Deferred federal income tax recoverable	**$159,281**	$169,893
Agents' debit balances	**2,354**	2,652
Furniture and equipment	**4,308**	4,168
Bonds in default	**549**	4,303
Disallowed Interest Maintenance Reserves	**17,436**	–
Other	**4,910**	714
Total nonadmitted assets	**$188,838**	$181,730

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. Certain changes are reported directly in surplus as a change in unrealized capital gains or losses.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Claims and Claims Adjustment Expenses

Claim expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claim and claim adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $1,387,826,000 and repaid $1,382,300,000 during 2000, borrowed $2,055,061,000 and repaid $2,039,861,000 during 1999, and borrowed $837,411,000 and repaid $837,411,000 during 1998. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from dollar roll transactions. Interest paid on borrowed money was $1,586,000, $2,180,000 and $4,500,000 during 2000, 1999 and 1998, respectively.

Separate Accounts

Separate accounts held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

2. Permitted Statutory-Basis Accounting Practices (continued)

The Company prepares statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Colorado Division of Insurance. Currently, prescribed statutory accounting practices are interspersed throughout state insurance laws and regulations, *NAIC's Accounting Practices and Procedures Manual* and a variety of publications of the NAIC. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

The NAIC has revised the *Accounting Practices and Procedures Manual* in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Colorado has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised *Accounting Practices and Procedures Manual*, will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the significant practices from the Colorado Division of Insurance.

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding universal life reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado statutes. The NAIC Universal Life Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 2000:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 90,840	$ 3,049	$ 317	$ 93,572
States, municipalities, and political subdivisions	125	2	–	127
Public utilities securities	285,546	3,616	10,684	278,478
Corporate securities	2,269,006	45,861	67,427	2,247,440
Mortgage-backed securities	1,166,237	43,237	23,305	1,186,169
Other asset-backed securities	762,453	18,052	18,770	761,735
Total fixed maturities	4,574,207	113,817	120,503	4,567,521
Preferred stocks	13,524	3	–	13,527
Common stocks	12,853	2,630	–	15,483
Total equity securities	26,377	2,633	–	29,010
Total	$4,600,584	$116,450	$120,503	$4,596,531

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

3. Investments (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
At December 31, 1999:				
U.S. Treasury securities and obligations of U.S. government corporations and Agencies	$ 54,461	$ 42	$ 5,112	$ 49,391
States, municipalities, and political Subdivisions	751	–	9	742
Public utilities securities	255,807	272	18,221	237,858
Debt securities issued by foreign Governments	452	–	–	452
Corporate securities	1,338,680	3,801	71,739	1,270,742
Mortgage-backed securities	1,055,856	23,727	56,039	1,023,544
Other asset-backed securities	716,677	7,580	32,221	692,036
Total fixed maturities	3,422,684	35,422	183,341	3,274,765
Preferred stocks	2,560	329	–	2,889
Common stocks	2,404	2,573	–	4,977
Total equity securities	4,964	2,902	–	7,866
Total	$3,427,648	$38,324	$183,341	$3,282,631

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

3. Investments (continued)

	Amortized Cost	Fair Value
December 31, 2000	*(In Thousands)*	
Maturity:		
Due in 1 year or less	$ –	$ –
Due after 1 year through 5 years	676,919	682,616
Due after 5 years through 10 years	881,403	862,763
Due after 10 years	1,087,195	1,074,238
Mortgage-backed securities	1,166,237	1,186,169
Other asset-backed securities	762,453	761,735
Total	$4,574,207	$4,567,521

At December 31, 2000, investments in certificates of deposit, bonds, and mortgage loans, with an admitted asset value of $20,777,000, were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31:

	2000	1999
	(In Thousands)	
Amortized cost	$4,574,207	$3,422,684
Less nonadmitted bonds	549	4,303
Carrying value	$4,573,658	$3,418,381

The amortized cost and fair value of investments in bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

3. Investments (continued)

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $2,254,036,000, $3,273,528,000 and $4,527,803,000 in 2000, 1999 and 1998, respectively. Gross gains of $31,736,000, $18,928,000 and $38,615,000 and gross losses of $54,352,000, $55,203,000 and $33,297,000 during 2000, 1999 and 1998, respectively, were realized on those sales. A portion of the gains realized in 2000, 1999 and 1998 has been deferred to future periods in the interest maintenance reserve.

Net realized gains (losses), before capital gains tax and interest maintenance reserve transfers and changes in net unrealized gains (losses), are summarized as follows:

| | Capital Gains (Losses) | | | Net Capital |
	Bonds	Stocks	Other	Gain (Loss)
	(In Thousands)			
2000:				
Net realized	**$(35,399)**	**$ -**	**$12,783**	**$(22,616)**
Net unrealized	**3,754**	**8,244**	**103**	**12,101**
Total	**$(31,645)**	**$8,244**	**$12,886**	**$(10,515)**
1999:				
Net realized	$(44,838)	$ 124	$1,546	$(43,168)
Net unrealized	(4,303)	4,078	174	(51)
Total	$(49,141)	$4,202	$1,720	$(43,219)
1998:				
Net realized	$ 5,318	$ 165	$ 233	$ 5,716
Net unrealized	–	7,040	799	7,839
Total	$ 5,318	$7,205	$1,032	$ 13,555

3. Investments (continued)

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2000	1999	1998
	(In Thousands)		
Income:			
Bonds	$316,733	$233,247	$216,972
Mortgage loans	101,617	66,456	51,173
Policy loans	67,909	59,085	56,767
Company-occupied property	2,154	2,313	2,252
Other	4,733	41,800	44,469
Total investment income	493,146	402,901	371,633
Investment expenses	(19,126)	(15,216)	(22,028)
Net investment income	$474,021	$387,685	$349,605

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

	December 31		
	2000	1999	1998
	(In Thousands)		
Investment purchase commitments	$98,228	$140,600	$75,575

The Company also entered into dollar roll transactions to increase its return on investments and improve liquidity. Dollar rolls involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The dollar rolls are accounted for as short term collateralized financings and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $121,936,000 at December 31, 2000. Such borrowings averaged approximately $122,215,000 during the last three months of 2000 and were collateralized by investment securities with fair values approximately equal to the loan value. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (such excess was not material at December 31, 2000). The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterpary risk is minimal.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

3. Investments (continued)

The Company has an outstanding liability for borrowed money in the amount of $5,926,875 which is due to an affiliate. The principal amount is due January 5, 2001. Interest at 6.75% is required to be paid at maturity.

The maximum and minimum lending rates for long-term mortgage loans during 2000 were 9.10% and 6.85%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 75.7% on commercial properties. As of December 31, 2000, the Company held no mortgages with interest more than one year overdue. Total interest due equals $101,607.

4. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Notes to Financial Statements - Statutory Basis (continued)

4. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Gains or losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of the derivative are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

Financial Statements

4. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2000 and 1999 (in thousands):

	December 31, 2000		
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$2,478,442	$95	$(49,375)
Swaps—affiliates	1,645,143	(95)	60,703
Total swaps	4,123,585	-	11,328
Caps owned	53,543	1,224	492
Caps owned—affiliates	20,525	26	-
Total caps owned	74,068	1,250	492
Floors owned	259,637	905	1,975
Total floors owned	259,637	905	1,975
Options owned	97,000	627	342
Total options owned	97,000	627	342
Total derivatives	$4,554,290	$2,782	$ 14,137

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

4. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

	December 31, 1999		
	Notional Amount	Carrying Value	Fair Value
Interest rate contracts:			
Swaps	$1,340,582	$(125)	$ 19,014
Swaps—affiliates	1,034,535	125	(18,869)
Total swaps	2,375,117	–	145
Caps owned	20,525	(39)	(17)
Caps owned—affiliates	50,525	80	17
Total caps owned	71,050	41	–
Floors owned	90,500	252	172
Total floors owned	90,500	252	172
Options owned	302,000	4,000	7,118
Options owned—affiliates	277,000	(3,210)	(6,198)
Total options owned	579,000	790	920
Forwards owned	152,300	–	37
Forwards owned—affiliates	144,300	–	(32)
Total forwards owned	296,600	–	5
Total derivatives	$3,412,267	$1,083	$ 1,242

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

5. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $419,904,000 and $317,271,000 with an aggregate market value of $395,837,000 and $305,533,000 at December 31, 2000 and 1999, respectively. Those holdings amounted to 9.2% of the Company's investments in bonds and 4.8% of total admitted assets at December 31, 2000. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $723,168,000 and $335,079,000 with an aggregate NAIC market value of $724,545,000 and $332,404,000 at December 31, 2000 and 1999, respectively. The carrying value of these holdings amounted to 16% of the Company's investment in bonds and 8% of the Company's total admitted assets at December 31, 2000.

At December 31, 2000, the Company's commercial mortgages involved a concentration of properties located in California (14%) and Florida (10%). The remaining commercial mortgages relate to properties located in 37 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $45,000,000.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

6. Annuity Reserves

At December 31, 2000 and 1999, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2000	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	**$2,619,437**	**60.8%**
At book value less surrender charge	**134,697**	**3.1**
Subtotal	**2,754,134**	**63.9**
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	**248,208**	**5.8**
Not subject to discretionary withdrawal	**1,305,567**	**30.3**
Total annuity reserves and deposit fund liabilities— Before reinsurance	**4,307,909**	**100.0%**
Less reinsurance	**2,269,160**	
Net annuity reserves and deposit fund liabilities	**$2,038,749**	

	December 31, 1999	
	Amount	**Percent**
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$2,918,405	69.3%
At book value less surrender charge	119,807	2.9
Subtotal	3,038,212	72.2
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	367,014	8.7
Not subject to discretionary withdrawal	803,795	19.1
Total annuity reserves and deposit fund liabilities— before reinsurance	4,209,021	100.0
Less reinsurance	3,555,109	
Net annuity reserves and deposit fund liabilities	$ 653,912	

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

7. Employee Benefit Plans

Pension Plan and Postretirement Benefits

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP).

In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees. Net postretirement benefit cost for the year ended December 31, 2000, 1999 and 1998 was $1,016,000, $1,118,000 and $930,000 respectively, and includes the expected cost of such benefits for newly eligible or vested employees, interest cost, gains and losses arising from differences between actuarial assumptions and actual experiences, and amortization of the transition obligation. At December 31, 2000 and 1999, the unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was $6,245,000 and $5,549,000, respectively. The estimated cost of the benefit obligation for active nonvested employees was $1,906,000.

The funded status for the defined benefit plans and other postretirement benefit plan is as follows (in thousands):

	Qualified Plan	SERP	Post-retirement
December 31, 2000			
Projected benefit obligation	**$(39,931)**	**$(13,135)**	**$(6,370)**
Less plan assets at fair value	**47,098**	**–**	**–**
Plan assets in excess of (less than) projected benefit obligation	**$ 7,167**	**$(13,135)**	**$(6,370)**
	Qualified Plan	SERP	Post-Retirement
December 31, 1999			
Projected benefit obligation	$(36,352)	$(11,803)	$(6,256)
Less plan assets at fair value	50,495	–	–
Plan assets in excess of (less than) projected benefit obligation	$ 14,143	$(11,803)	$(6,256)

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

7. Employee Benefit Plans (continued)

Pension Plan and Postretirement Benefits (continued)

The net periodic pension cost, employer contribution, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):

	Qualified Plan	SERP	Post-Retirement
December 31, 2000			
Net periodic pension (benefit) expense	$ (337)	$2,426	$1,016
Employer contributions	–	375	320
Plan participants' contributions	–	–	120
Benefits paid	1,916	375	440

	Qualified Plan	SERP	Post-Retirement
December 31, 1999			
Net periodic pension expense	$ 40	$1,971	$1,236
Employer contributions	–	387	467
Plan participants' contributions	–	–	94
Benefits paid	1,238	387	561

	Qualified Plan	SERP	Post-retirement
December 31, 1998			
Net periodic pension expense	$82	$1,109	$893
Employer contributions	–	325	218
Plan participants' contributions	–	–	77
Benefits paid	890	325	296

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2000 and 1999 were as follows:

	2000	1999
Weighted-average discount rate	7.75%	8.00%
Rate of increase in compensation level	5.00%	5.00%
Expected long-term rate of return on assets	9.25%	9.25%

7. Employee Benefit Plans (continued)

Plan assets of the defined benefit plans at December 31, 2000 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds, and common stock. Certain of the Qualified Plan's investments are held in the ING-NA Master Trust, which was established in 1998 for the investment of assets of the Plan and several other ING-NA sponsored retirement plans.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 8.5% graded to 5.5% over 6 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2000 by $501,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2000 by $(436,000).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 2000 and 8.00 % at December 31, 1999.

401(k) Plan

Effective January 1, 2000, the Security Life of Denver Insurance Company Savings Incentive Plan was merged into the ING Savings Plan (Savings Plan), a defined contribution plan sponsored by ING America. The Savings Plan is a defined contribution plan, which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,500 for 2000, 1999 and 1998. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participant contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4-1/2% of the individual's salary. Company matching contributions were $1,552,000, $1,423,000 and $1,343,000 for 2000, 1999 and 1998, respectively.

Plan assets of the Savings Plan at December 31, 2000 are invested in a group deposit administration contract (the Contract) with the Company, various mutual funds maintained by the Principal Financial Group, and loans to participants. The Contract is an employee benefit liability of the Company and had a balance of $28.0 million and $28.7 million at December 31, 2000 and 1999, respectively.

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2000, 1999 and 1998 were $256,712,000, $153,671,000 and $129,527,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2000	1999	1998
	(In Thousands)		
Transfers as reported in the summary of operations of the Separate Accounts Statement:			
Transfers to separate accounts	**$317,529**	$161,205	$136,617
Transfers from separate accounts	**61,187**	82,218	70,879
Net transfers to separate accounts	**256,342**	78,987	65,738
Reconciling adjustments:			
Miscellaneous transfers	**196**	1	–
Transfers as reported in the Statement of Operations	**$256,538**	$ 78,988	$ 65,738

Financial
Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2000, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $3,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $612,585,000, $520,490,000 and $426,503,000 for the years ended December 31, 2000, 1999 and 1998 respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2000	1999	1998
	(In Thousands)		
Premiums	$ 859,405	$1,701,959	$2,916,141
Benefits paid or provided	247,622	216,778	71,001
Policy and contract liabilities at year end	2,647,258	3,890,702	3,525,241

During 2000, 1999 and 1998, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

10. Federal Income Taxes and Policyholders' Surplus Account

Federal income tax expense consists of the following:

	2000	1999	1998
	(In Thousands)		
Operations:			
Current	**$(1,339)**	$ 21,193	$20,910
Deferred	–	(12,580)	(18,539)
Federal income tax expense	**$(1,339)**	$ 8,613	$2,371

Deferred federal income taxes arise from the recognition of timing differences between income determined for financial statement purposes and income tax purposes (principally differences relating to the recognition of tax-basis deferred acquisition costs, policy and contract liabilities and investment income). The resulting deferred tax asset is nonadmitted and charged against surplus.

The Company files a consolidated federal income tax return with its parent, ING America, and other U.S. affiliates and subsidiaries. The parties that join in the consolidated return have an agreement for the allocation of taxes. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.

The Policyholders' Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gain from operations" which were not subject to current taxation under the Life Insurance Company Income Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $60,490,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholders' Surplus Account exceed certain limits, or if distributions to the shareholder exceed amounts in the Shareholder's Surplus Account as determined for income tax purposes, amounts in the Policyholders' Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax, under current tax law, which would be paid is $21,172,000. The Company does not anticipate any such action or foresee any events which would result in such tax.

Financial
Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

11. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries, Midwestern United Life Insurance Company (Midwestern United) and First ING Life Insurance Company of New York (First ING). The Company also has three wholly owned noninsurance subsidiaries, First Secured Mortgage Deposit Corporation, Tailored Investments Notes Trust, and ING America Equities, Inc.

ING America Equities, Inc. is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. ING America Equities, Inc. does not hold customer funds or securities.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2000	**1999**
	(In Thousands)	
Common stock (cost—$61,318 in 2000 and 1999)	**$85,324**	$77,127
(Payable) receivable from subsidiaries	**(2,476)**	2,060

Summarized financial information for these subsidiaries is as follows:

	2000	**1999**	**1998**
	(In Thousands)		
Revenues	**$ 97,086**	$ 89,507	$ 74,536
Income before net realized gains on investments	**9,783**	7,884	6,123
Net income	**9,571**	6,301	6,123
Admitted assets	**298,260**	296,265	308,771
Liabilities	**212,936**	219,139	234,881

Midwestern United and First ING paid a common stock dividend to the Company of $1,320,000 and $1,970,000 in 1999 and $1,385,000 and $0 in 1998, respectively. No such dividend was paid in 2000.

12. Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1,500,000. Additionally, the amount of dividends which can be paid by the Company to its stockholder without prior approval of the Colorado Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

The Company has two surplus notes to a related party for $84,259,000 and $100,000,000 which represent the cumulative cash draws on two $100,000,000 commitments issued by ING America through December 31, 2000, less principal payments.

These subordinated notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4% adjusted annually. The principal and interest is scheduled to be repaid in five annual installments beginning on April 15, 2000 and continuing through April 15, 2004 for the first note and April 2005 and continuing through April 15, 2009, for the second note, respectively. Future minimum payments, assuming a current effective interest rate of 5.11%, are as follows (in thousands):

Year	Total Payments
2001	$25,842
2002	25,842
2003	25,842
2004	25,842
Subsequent years	143,788
Total	247,156
Less imputed interest	(62,897)
Outstanding principal	$184,259

The repayment of these notes require approval of the Commissioner of Insurance of the State of Colorado and are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level. In July 2000, the Company made payments of $15,741,000 and $11,098,000 for principal and interest, respectively, after receiving approval from the Commissioner of Insurance of the State of Colorado.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

13. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

	December 31			
	2000		**1999**	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Assets:				
Bonds	**$4,573,658**	**$4,567,521**	$3,418,381	$3,274,765
Preferred stocks	**13,524**	**13,527**	2,560	2,889
Unaffiliated common stocks	**15,483**	**15,483**	4,977	4,977
Mortgage loans	**1,672,169**	**1,705,801**	983,087	943,041
Policy loans	**992,911**	**992,911**	943,185	943,185
Residual collateralized mortgage obligations	**30,846**	**13,141**	18,200	16,922
Derivative securities	**2,782**	**14,137**	1,083	1,242
Short-term investments	**114,848**	**114,848**	179,036	179,036
Cash	**88,816**	**88,816**	47,018	47,018
Indebtedness from related parties	**69,338**	**69,338**	42,451	42,451
Separate account assets	**799,966**	**799,966**	644,975	644,975
Receivable for securities	**5,084**	**5,084**	102	102
Liabilities:				
Individual and group annuities	**203,489**	**142,743**	133,025	132,984
Guaranteed investment contracts	**1,578,057**	**1,575,822**	335,507	332,275
Policyholder funds	**71,669**	**71,669**	91,920	91,920
Policyholder dividends	**11,503**	**11,503**	11,273	11,273
Indebtedness to related parties	**8,016**	**8,016**	18,329	18,239
Separate account liabilities	**799,966**	**799,966**	644,975	644,975
Payable for securities	**3,162**	**3,162**	14,023	14,023

Financial Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

13. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 6% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2000 and 1999 was $4,675,995,000 and $3,448,196,000, respectively.

Mortgage loans: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balance. Fair values are calculated using discounted cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 6% and 15% over the total portfolio.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

13. Fair Values of Financial Instruments (continued)

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Off-balance-sheet instruments: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $0, $70,000,000 and $66,480,000 in 2000, 1999 and 1998, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $406,896,000 and $471,380,000 at December 31, 2000 and 1999, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 88% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

Letters of credit: The Company is the recipient of letters of credit totaling $250,071,000 (see Note 15), which have a market value to the Company of $0, and two lines of credit totaling $340,136,000 which have a market value to the Company of $0.

The carrying value of all other financial instruments approximates their fair value.

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

14. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's financial position or interfere with its operations. The Company has established an accrued liability in the financial statements of $20,449,000 related to certain pending litigation. The Company is vigorously defending its position in these cases.

The Company guarantees the obligations incurred by its wholly owned subsidiary, Midwestern United, with respect to all life insurance policies in force in both 2000, 1999 and 1998. In the event Midwestern United is unable to fulfill its obligations under these policies, the Company would be required to assume the policy obligations. The statutory reserve liabilities for the guaranteed policies totaled $201,306,000 and $209,203,000 as of December 31, 2000 and 1999, respectively.

The Company entered into a Tangible Net Worth Maintenance Agreement, dated June 25, 1998 pursuant to which the Company agreed to cause First ING, a wholly owned subsidiary of the Company, to have a tangible net worth equal to an NAIC-defined risk-based capital ratio of at least 200%, calculated by dividing (total adjusted capital x 100) by (the authorized control level risk based capital x 2). The contingent statutory reserve liability for this guarantee is $189,036.

The Company has agreed to guarantee a revolving line of credit issued to Pen-Cal Administrators, Inc., a California producer group, and represented by the credit agreement dated January 1, 2000 between Bank One and Pen-Cal Administrators, Inc., in the principal amount of $2,500,000.

15. Financing Agreements

The Company has a line of credit of $100,000,000 to provide short-term liquidity which expires July 31, 2001. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. Interest on all loans is based on the cost of funds by the lender plus .23%. The Company had outstanding borrowings under this agreement at December 31, 2000 and 1999 of $-0- and $200,000, respectively.

15. Financing Agreements (continued)

The Company is the beneficiary of letters of credit totaling $250,071,000 that were established in accordance with the terms of reinsurance agreements. The terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2000 and 1999.

16. Related Party Transactions

Affiliates

The Company has a $200,136,000 line of credit issued by the Company's parent to provide short-term liquidity. Interest on the loans are indexed to the A1+/P1 commercial paper rates. The average borrowing by the Company in 2000 and 1999 was $17,453,000 and $10,365,000, respectively, with an average borrowing rate of 6.29% and 5.16%, respectively. At December 31, 2000 and 1999, outstanding borrowings were $5,927,000 and $15,000,000, respectively.

The Company provides administrative, investment and other operating services to affiliates. Amounts received for these services were $13,053,000, $2,606,000 and $1,605,000 for 2000, 1999 and 1998, respectively.

The Company also has an Investment Advisory Agreement with an affiliate whereby it receives investment and portfolio management services for a fee. Total fees under the agreement were approximately $9,885,000, $11,373,000 and $10,504,000 for 2000, 1999 and 1998, respectively.

Subsidiaries

The Company provides administrative, investment and other operating services to certain of its subsidiaries pursuant to contractual arrangements. Amounts received for these services were $3,561,000, $4,057,000 and $4,280,000 for 2000, 1999 and 1998, respectively.

Financial
Statements

Security Life of Denver Insurance Company

Notes to Financial Statements - Statutory Basis (continued)

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

 The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state. The Company has estimated this liability to be $2,305,000 as of December 31, 2000 and 1999 and has recorded a reserve. The Company has also recorded an asset of $5,045,000 and $5,950,000 as of December 31, 2000 and 1999, respectively, for future credits to premium taxes for assessments already paid. Payments received for guaranty fund assessments in 2000 and 1999 were $267,000 and $120,000, respectively.

18. Regulatory Risk-Based Capital

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2000, the Company exceeded all minimum RBC requirements.

SECURITY LIFE SEPARATE ACCOUNT L1 OF
SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements
Years ended December 31, 2000, 1999 and 1998

Security Life Separate Account L1

Financial Statements

Years ended December 31, 2000, 1999 and 1998

Contents

Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
 Security Life of Denver Insurance Company

We have audited the accompanying statement of net assets of Security Life Separate Account L1 of Security Life of Denver Insurance Company, comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Equity Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck"), AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM"), the Directed Services, Inc. (comprising the Equity Income, Growth, Hard Asset, Limited Maturity Bond, Liquid Asset, MidCap, Research and Total Return Divisions) ("GCG"), and Janus Aspen Series Funds (comprising the Aggressive Growth, Growth, International Growth and Worldwide Growth Divisions) ("Janus"), as of December 31, 2000, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life Separate Account L1 at December 31, 2000, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

April 3, 2001

Security Life Separate Account L1

Statement of Net Assets

December 31, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG	Total Janus
Assets									
Investments in mutual funds at market value *(Note 3)*	$711,116,580	$61,876,992	$133,977,481	$370,730,205	$63,237,456	$9,121,476	$67,784,644	$2,880,066	$1,508,260
Total assets	711,116,580	61,876,992	133,977,481	370,730,205	63,237,456	9,121,476	67,784,644	2,880,066	1,508,260
Liabilities									
Due to (from) Security Life of Denver	(72,228)	(117,844)	18,560	192,254	(149,658)	2,390	(17,930)	–	–
Total liabilities	(72,228)	(117,844)	18,560	192,254	(149,658)	2,390	(17,930)	–	–
Net assets	$711,188,808	$61,994,836	$133,958,921	$370,537,951	$63,387,114	$9,119,086	$67,802,574	$2,880,066	$1,508,260
Policyholder reserves									
Reserves attributable to the policyholders *(Note 2)*	$711,188,808	$61,994,836	$133,958,921	$370,537,951	$63,387,114	$9,119,086	$67,802,574	$2,880,066	$1,508,260
Total policyholder reserves	$711,188,808	$61,994,836	$133,958,921	$370,537,951	$63,387,114	$9,119,086	$67,802,574	$2,880,066	$1,508,260

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Assets				
Investments in mutual funds at market value *(Note 3)*	$61,876,992	$14,488,939	$19,934,193	$27,453,860
Total assets	61,876,992	14,488,939	19,934,193	27,453,860
Liabilities				
Due to (from) Security Life of Denver	(117,844)	(5,212)	(10,713)	(101,919)
Total liabilities	(117,844)	(5,212)	(10,713)	(101,919)
Net assets	$61,994,836	$14,494,151	$19,944,906	$27,555,779
Policyholder reserves				
Reserves attributable to the policyholders *(Note 2)*	$61,994,836	$14,494,151	$19,944,906	$27,555,779
Total policyholder reserves	$61,994,836	$14,494,151	$19,944,906	$27,555,779
Number of divisional units outstanding *(Note 7)*:				
Class A		1,085,190.344	755,032.816	1,131,357.503
Class B		–	–	727.044
Value per divisional unit:				
Class A		$13.36	$26.42	$24.35
Class B		$ –	$ –	$ 9.97

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Assets					
Investments in mutual funds at market value *(Note 3)*	$133,977,481	$26,226,670	$33,290,178	$50,094,730	$24,365,903
Total assets	133,977,481	26,226,670	33,290,178	50,094,730	24,365,903
Liabilities					
Due to (from) Security Life of Denver	18,560	57,540	(3,573)	(23,702)	(11,705)
Total liabilities	18,560	57,540	(3,573)	(23,702)	(11,705)
Net assets	$133,958,921	$26,169,130	$33,293,751	$50,118,432	$24,377,608
Policyholder reserves					
Reserves attributable to the policyholders *(Note 2)*	$133,958,921	$26,169,130	$33,293,751	$50,118,432	$24,377,608
Total policyholder reserves	$133,958,921	$26,169,130	$33,293,751	$50,118,432	$24,377,608
Number of divisional units outstanding *(Note 7)*:					
Class A		1,351,105.091	1,022,948.192	1,795,058.476	602,197.766
Class B		55,669.122	4,581.526	11,503.557	–
Value per divisional unit:					
Class A		$18.97	$32.49	$27.87	$40.48
Class B		$ 9.65	$13.43	$10.16	$ –

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

			Fidelity			
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Assets						
Investments in mutual funds at market value *(Note 3)*	$370,730,205	$15,754,225	$68,586,160	$43,188,471	$62,301,092	$180,900,257
Total assets	370,730,205	15,754,225	68,586,160	43,188,471	62,301,092	180,900,257
Liabilities						
Due to (from) Security Life of Denver	192,254	(393)	79,957	(133,406)	286,280	(40,184)
Total liabilities	192,254	(393)	79,957	(133,406)	286,280	(40,184)
Net assets	$370,537,951	$15,754,618	$68,506,203	$43,321,877	$62,014,812	$180,940,441
Policyholder reserves						
Reserves attributable to the policyholders *(Note 2)*	$370,537,951	$15,754,618	$68,506,203	$43,321,877	$62,014,812	$180,940,441
Total policyholder reserves	$370,537,951	$15,754,618	$68,506,203	$43,321,877	$62,014,812	$180,940,441
Number of divisional units outstanding *(Note 7)*:						
Class A		878,584.296	2,222,867.138	2,586,286.303	4,689,569.461	6,025,479.633
Class B		–	40,727.108	83,750.568	–	704,951.502
Value per divisional unit:						
Class A		$17.93	$30.62	$16.41	$13.22	$28.85
Class B		$ –	$10.84	$10.38	$ –	$10.07

See accompanying notes.

Statement of Net Assets (continued)

December 31, 2000

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Assets						
Investments in mutual funds at market value *(Note 3)*	$63,237,456	$11,689,940	$21,534,053	$10,481,915	$7,812,397	$11,719,151
Total assets	63,237,456	11,689,940	21,534,053	10,481,915	7,812,397	11,719,151
Liabilities						
Due to (from) Security Life of Denver	(149,658)	(4,691)	(2,043)	(14,437)	465	(128,952)
Total liabilities	(149,658)	(4,691)	(2,043)	(14,437)	465	(128,952)
Net assets	$63,387,114	$11,694,631	$21,536,096	$10,496,352	$7,811,932	$11,848,103
Policyholder reserves						
Reserves attributable to the policyholders *(Note 2)*	$63,387,114	$11,694,631	$21,536,096	$10,496,352	$7,811,932	$11,848,103
Total policyholder reserves	$63,387,114	$11,694,631	$21,536,096	$10,496,352	$7,811,932	$11,848,103
Number of divisional units outstanding *(Note 7)*:						
Class A		698,007.347	782,880.410	680,080.798	341,947.485	658,499.168
Class B		–	23,197.396	2,293.135	–	2,459.473
Value per divisional unit:						
Class A		$16.75	$27.19	$15.40	$22.85	$17.96
Class B		$–	$10.79	$ 9.07	$ –	$13.22

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

		Van Eck			
	Total Van Eck	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Assets					
Investments in mutual funds					
at market value *(Note 3)*	$9,121,476	$2,313,362	$931,424	$4,564,382	$1,312,308
Total assets	9,121,476	2,313,362	931,424	4,564,382	1,312,308
Liabilities					
Due to (from) Security Life of Denver	2,390	11	(3)	2,382	–
Total liabilities	2,390	11	(3)	2,382	–
Net assets	$9,119,086	$2,313,351	$931,427	$4,562,000	$1,312,308
Policyholder reserves					
Reserves attributable to the					
policyholders *(Note 2)*	$9,119,086	$2,313,351	$931,427	$4,562,000	$1,312,308
Total policyholder reserves	$9,119,086	$2,313,351	$931,427	$4,562,000	$1,312,308
Number of divisional units outstanding *(Note 7)*:					
Class A		214,971.664	91,236.724	543,314.421	131,207.896
Class B		–	42.100	36,043.266	395.373
Value per divisional unit:					
Class A		$10.76	$10.20	$7.85	$ 9.97
Class B		$ –	$10.02	$8.27	$10.97

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Assets			
Investments in mutual funds at market value *(Note 3)*	$67,784,644	$51,020,236	$16,764,408
Total assets	67,784,644	51,020,236	16,764,408
Liabilities			
Due to (from) Security Life of Denver	(17,930)	(18,440)	510
Total liabilities	(17,930)	(18,440)	510
Net assets	$67,802,574	$51,038,676	$16,763,898
Policyholder reserves			
Reserves attributable to the policyholders *(Note 2)*	$67,802,574	$51,038,676	$16,763,898
Total policyholder reserves	$67,802,574	$51,038,676	$16,763,898
Number of divisional units outstanding *(Note 7)*:			
Class A		647,483.811	1,022,213.843
Class B		3,435,424.363	469,535.280
Value per divisional unit:			
Class A		$14.52	$11.29
Class B		$12.12	$11.13

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

	Total GCG	Equity Income	Growth	Hard Assets	GCG Limited Maturity Bond	Liquid Asset	MidCap Growth	Research	Total Return
Assets									
Investments in mutual funds at market value *(Note 3)*	$2,880,066	$ –	$1,233	$ –	$876,798	$1,991,502	$ –	$ –	$10,533
Total assets	2,880,066	–	1,233	–	876,798	1,991,502	–	–	10,533
Liabilities									
Due to (from) Security Life of Denver	–	–	–	–	–	–	–	–	–
Total liabilities	–	–	–	–	–	–	–	–	–
Net assets	$2,880,066	$ –	$1,233	$ –	$876,798	$1,991,502	$ –	$ –	$10,533
Policyholder reserves									
Reserves attributable to the policyholders *(Note 2)*	$2,880,066	$ –	$1,233	$ –	$876,798	$1,991,502	$ –	$ –	$10,533
Total policyholder reserves	$2,880,066	$ –	$1,233	$ –	$876,798	$1,991,502	$ –	$ –	$10,533
Number of divisional units outstanding *(Note 7)*:		–	–	–	–	–	–	–	–
Class A									
Class B		–	103.679	–	80,478.798	183,932.621	–	–	908.365
Value per divisional unit:									
Class A		–	–	–	–	–	–	–	–
Class B		–	$11.89	–	$10.89	$10.83	–	–	$11.60

See accompanying notes.

Security Life Separate Account L1

Statement of Net Assets (continued)

December 31, 2000

			Janus		
	Total Janus	**Growth**	**Aggressive Growth**	**Worldwide Growth**	**International Growth**
Assets					
Investments in mutual funds at market value *(Note 3)*	$1,508,260	$243,641	$524,583	$319,420	$420,616
Total assets	1,508,260	243,641	524,583	319,420	420,616
Liabilities					
Due to (from) Security Life of Denver	–	–	–	–	–
Total liabilities	–	–	–	–	–
Net assets	$1,508,260	$243,641	$524,583	$319,420	$420,616
Policyholder reserves					
Reserves attributable to the policyholders *(Note 2)*	$1,508,260	$243,641	$524,583	$319,420	$420,616
Total policyholder reserves	$1,508,260	$243,641	$524,583	$319,420	$420,616
Number of divisional units outstanding *(Note 7)*:					
Class A		29,430.276	53,752.789	19,710.545	42,106.076
Class B		–	22,786.649	17,011.166	6,269.387
Value per divisional unit:					
Class A		$8.28	$6.85	$8.69	$8.69
Class B		$ –	$6.86	$8.71	$8.71

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG	Total Janus
Investment income									
Dividends from mutual funds	$ 50,577,183	$ 7,022,071	$ 21,585,044	$ 16,687,757	$ 3,487,264	$ 59,217	$ 818,477	$916,460	$ 893
Less valuation period deductions *(Note 2)*	4,508,171	450,958	982,444	2,480,381	404,934	59,822	128,874	–	758
Net investment income (loss)	46,069,012	6,571,113	20,602,600	14,207,376	3,082,330	(605)	689,603	916,460	135
Realized and unrealized gains (losses) on investments									
Net realized gains (losses) on investments	5,695,914	(1,808,706)	(5,036,278)	10,515,603	1,339,426	220,229	475,369	–	(9,729)
Net unrealized gains (losses) on investments	(118,856,269)	(7,325,351)	(40,865,515)	(58,774,602)	(7,701,130)	(2,223,947)	(1,820,869)	(46,004)	(98,851)
Net realized and unrealized gains (losses) on investments	(113,160,355)	(9,134,057)	(45,901,793)	(48,258,999)	(6,361,704)	(2,003,718)	(1,345,500)	(46,004)	(108,580)
Net increase (decrease) in net assets resulting from operations	$ (67,091,343)	$(2,562,944)	$(25,299,193)	$(34,051,623)	$(3,279,374)	$(2,004,323)	$ (655,897)	$870,456	$(108,445)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

		NB		
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Investment income				
Dividends from mutual funds	$ 7,022,071	$775,107	$ 1,356,082	$4,890,882
Less valuation period deductions *(Note 2)*	450,958	92,250	138,445	220,263
Net investment income (loss)	6,571,113	682,857	1,217,637	4,670,619
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(1,808,706)	(281,540)	3,777,374	(5,304,540)
Net unrealized gains (losses) on investments	(7,325,351)	351,484	(7,971,190)	294,355
Net realized and unrealized gains (losses) on investments	(9,134,057)	69,944	(4,193,816)	(5,010,185)
Net increase (decrease) in net assets resulting from operations	$(2,562,944)	$752,801	$(2,976,179)	$ (339,566)

See accompanying notes.

Financial Statements

Statement of Operations (continued)

Year ended December 31, 2000

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$21,585,044	$9,941,662	$2,936,254	$6,249,935	$2,457,193
Less valuation period deductions *(Note 2)*	982,444	222,078	194,721	366,802	198,843
Net investment income (loss)	20,602,600	9,719,584	2,741,533	5,883,133	2,258,350
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(5,036,278)	(9,976,931)	1,057,836	1,775,571	2,107,246
Net unrealized gains (losses) on investments	(40,865,515)	(9,435,613)	(2,672,195)	(16,304,212)	(12,453,495)
Net realized and unrealized gains (losses) on investments	(45,901,793)	(19,412,544)	(1,614,359)	(14,528,641)	(10,346,249)
Net increase (decrease) in net assets resulting from operations	$(25,299,193)	$(9,692,960)	$1,127,174	$(8,645,508)	$(8,087,899)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

		Fidelity				
	Total Fidelity	**Asset Manager**	**Growth**	**Overseas**	**Money Market**	**Index 500**
Investment income						
Dividends from mutual funds	$ 16,687,757	$1,469,444	$ 6,670,347	$ 3,516,677	$2,798,325	$ 2,232,964
Less valuation period deductions *(Note 2)*	2,480,381	105,478	489,501	301,304	340,745	1,243,353
Net investment income (loss)	14,207,376	1,363,966	6,180,846	3,215,373	2,457,580	989,611
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	10,515,603	8,816	2,581,814	1,800,478	–	6,124,495
Net unrealized gains (losses) on investments	(58,774,602)	(2,092,103)	(17,925,268)	(13,999,080)	–	(24,758,151)
Net realized and unrealized gains (losses) on investments	(48,258,999)	(2,083,287)	(15,343,454)	(12,198,602)	–	(18,633,656)
Net increase (decrease) in net assets resulting from operations	$(34,051,623)	$ (719,321)	$(9,162,608)	$(8,983,229)	$2,457,580	$(17,644,045)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Investment income						
Dividends from mutual funds	$ 3,487,264	$1,540,605	$1,186,862	$ 97,398	$324,011	$ 338,388
Less valuation period deductions *(Note 2)*	404,934	80,022	139,132	78,969	43,912	62,899
Net investment income (loss)	3,082,330	1,460,583	1,047,730	18,429	280,099	275,489
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	1,339,426	(314,414)	593,634	(390,743)	256,021	1,194,928
Net unrealized gains (losses) on investments	(7,701,130)	(1,435,710)	(904,246)	(1,002,431)	(372,493)	(3,986,250)
Net realized and unrealized gains (losses) on investments	(6,361,704)	(1,750,124)	(310,612)	(1,393,174)	(116,472)	(2,791,322)
Net increase (decrease) in net assets resulting from operations	$(3,279,374)	$ (289,541)	$ 737,118	$(1,374,745)	$163,627	$(2,515,833)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Van Eck				
	Total Van Eck	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Investment income					
Dividends from mutual funds	$ 59,217	$ 25,149	$20,595	$ –	$ 13,473
Less valuation period deductions *(Note 2)*	59,822	17,641	5,005	31,191	5,985
Net investment income (loss)	(605)	7,508	15,590	(31,191)	7,488
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	220,229	140,202	(14,783)	87,666	7,144
Net unrealized gains (losses) on investments	(2,223,947)	123,530	23,588	(2,508,578)	137,513
Net realized and unrealized gains (losses) on investments	(2,003,718)	263,732	8,805	(2,420,912)	144,657
Net increase (decrease) in net assets resulting from operations	$(2,004,323)	$271,240	$24,395	$(2,452,103)	$152,145

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

| | | AIM | |
	Total AIM	Capital Appreciation	Government Securities
Investment income			
Dividends from mutual funds	$ 818,477	$ 266,665	$551,812
Less valuation period deductions *(Note 2)*	128,874	58,290	70,584
Net investment income (loss)	689,603	208,375	481,228
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on Investments	475,369	418,127	57,242
Net unrealized gains (losses) on Investments	(1,820,869)	(2,171,530)	350,661
Net realized and unrealized gains (losses) on investments	(1,345,500)	(1,753,403)	407,903
Net increase (decrease) in net assets resulting from operations	$ (655,897)	$(1,545,028)	$889,131

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

					GCG				
	Total GCG	**Equity Income**	**Growth**	**Hard Assets**	**Limited Maturity Bond**	**Liquid Asset**	**MidCap Growth**	**Research**	**Total Return**
Investment income									
Dividends from mutual funds	$916,460	$ –	$ 90	$ –	$54,281	$861,303	$ –	$ –	$786
Less valuation period deductions (*Note 2*)	–	–	–	–	–	–	–	–	–
Net investment income (loss)	916,460	–	90	–	54,281	861,303			786
Realized and unrealized gains (losses) on investments									
Net realized gains (losses on investments	–	–	–	–	–	–	–	–	–
Net unrealized gains (losses) on investments	(46,004)	–	(168)	–	(45,286)	–	–	–	(550)
Net realized and unrealized gains (losses) on investments	(46,004)	–	(168)	–	(45,286)	–	–	–	(550)
Net increase (decrease) in net assets resulting from operations	$870,456	$ –	$ (78)	$ –	$ 8,995	$861,303	$ –	$ –	$236

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Total Janus	Janus Growth	Aggressive Growth	Worldwide Growth	International Growth
Investment income					
Dividends from mutual funds	$ 893	$ -	$ -	$ 83	$ 810
Less valuation period deductions *(Note 2)*	758	180	218	147	213
Net investment income (loss)	135	(180)	(218)	(64)	597
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(9,729)	(1,546)	(86)	(7,584)	(513)
Net unrealized gains (losses) on investments	(98,851)	(15,107)	(50,478)	(16,753)	(16,513)
Net realized and unrealized gains (losses) on investments	(108,580)	(16,653)	(50,564)	(24,337)	(17,026)
Net increase (decrease) in net assets resulting from operations	$(108,445)	$(16,833)	$(50,782)	$(24,401)	$(16,429)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 1999

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Investment income							
Dividends from mutual funds	$18,884,169	$2,123,919	$ 7,325,481	$ 7,908,482	$1,183,695	$ 30,826	$ 311,766
Less valuation period deductions *(Note 2)*	2,908,885	371,218	557,411	1,629,301	272,130	27,814	51,011
Net investment income (loss)	15,975,284	1,752,701	6,768,070	6,279,181	911,565	3,012	260,755
Realized and unrealized gains (losses) on investments							
Net realized gains (losses) on investments	18,191,446	557,950	5,023,269	11,358,812	1,094,239	73,144	84,032
Net unrealized gains (losses) on investments	55,998,041	3,797,732	17,500,945	30,152,442	2,135,798	1,374,192	1,036,932
Net realized and unrealized gains (losses) on investments	74,189,487	4,355,682	22,524,214	41,511,254	3,230,037	1,447,336	1,120,964
Net increase (decrease) in net assets resulting from operations	$90,164,771	$6,108,383	$29,292,284	$47,790,435	$4,141,602	$1,450,348	$1,381,719

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Investment income				
Dividends from mutual funds	$2,123,919	$911,596	$ 453,085	$ 759,238
Less valuation period deductions *(Note 2)*	371,218	108,699	70,308	192,211
Net investment income (loss)	1,752,701	802,897	382,777	567,027
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	557,950	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	3,797,732	(423,477)	3,714,218	506,991
Net realized and unrealized gains (losses) on investments	4,355,682	(717,092)	4,033,182	1,039,592
Net increase (decrease) in net assets resulting from operations	$6,108,383	$ 85,805	$4,415,959	$1,606,619

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$ 7,325,481	$2,200,048	$1,636,538	$2,764,203	$ 724,692
Less valuation period deductions *(Note 2)*	557,411	141,734	88,955	233,373	93,349
Net investment income (loss)	6,768,070	2,058,314	1,547,583	2,530,830	631,343
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	5,023,269	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	17,500,945	5,993,398	2,015,333	4,584,649	4,907,565
Net realized and unrealized gains (losses) on investments	22,524,214	6,088,223	2,338,307	6,592,274	7,505,410
Net increase (decrease) in net assets resulting from operations	$29,292,284	$8,146,537	$3,885,890	$9,123,104	$8,136,753

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	Fidelity					
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Investment income						
Dividends from mutual funds	$ 7,908,482	$ 798,528	$ 3,508,501	$ 820,014	$1,277,704	$ 1,503,735
Less valuation period deductions *(Note 2)*	1,629,301	83,646	308,868	188,207	188,211	860,369
Net investment income (loss)	6,279,181	714,882	3,199,633	631,807	1,089,493	643,366
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	11,358,812	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	30,152,442	316,538	3,509,953	8,740,414	–	17,585,537
Net realized and unrealized gains (losses) on investments	41,511,254	439,012	10,969,835	9,293,644	–	20,808,763
Net increase (decrease) in net assets resulting from operations	$47,790,435	$1,153,894	$14,169,468	$9,925,451	$1,089,493	$21,452,129

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	INVESCO					
	Total INVESCO	**Total Return**	**Equity Income**	**High Yield**	**Utilities**	**Small Company Growth**
Investment income						
Dividends from mutual funds	$1,183,695	$ 276,071	$ 252,055	$618,531	$ 37,038	$ –
Less valuation period deductions *(Note 2)*	272,130	71,255	97,430	65,338	23,769	14,338
Net investment income (loss)	911,565	204,816	154,625	553,193	13,269	(14,338)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	1,094,239	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	2,135,798	(923,083)	965,264	379,005	179,598	1,535,014
Net realized and unrealized gains (losses) on investments	3,230,037	(636,460)	1,472,031	137,394	484,509	1,772,563
Net increase (decrease) in net assets resulting from operations	$4,141,602	$(431,644)	$1,626,656	$690,587	$497,778	$1,758,225

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	Van Eck				
	Total Van Eck	**Worldwide Hard Assets**	**Worldwide Bond**	**Worldwide Emerging Markets**	**Worldwide Real Estate**
Investment income					
Dividends from mutual funds	$ 30,826	$ 16,585	$ 12,446	$ –	$ 1,795
Less valuation period deductions *(Note 2)*	27,814	12,646	2,550	10,886	1,732
Net investment income (loss)	3,012	3,939	9,896	(10,886)	63
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	73,144	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	1,374,192	592,123	(9,920)	809,962	(17,973)
Net realized and unrealized gains (losses) on investments	1,447,336	279,114	(35,773)	1,220,346	(16,351)
Net increase (decrease) in net assets resulting from operations	$1,450,348	$283,053	$(25,877)	$1,209,460	$(16,288)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Investment income			
Dividends from mutual funds	$ 311,766	$ 113,467	$198,299
Less valuation period deductions *(Note 2)*	51,011	19,289	31,722
Net investment income (loss)	260,755	94,178	166,577
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	84,032	92,256	(8,224)
Net unrealized gains (losses) on investments	1,036,932	1,257,369	(220,437)
Net realized and unrealized gains (losses) on investments	1,120,964	1,349,625	(228,661)
Net increase (decrease) in net assets resulting from operations	$1,381,719	$1,443,803	$ (62,084)

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations

Year ended December 31, 1998

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Investment income							
Dividends from mutual funds	$17,747,833	$4,273,690	$ 4,617,072	$ 6,943,854	$1,625,860	$ 189,620	$ 97,737
Less valuation period deductions *(Note 2)*	1,740,661	291,487	290,412	971,160	162,321	11,393	13,888
Net investment income (loss)	16,007,172	3,982,203	4,326,660	5,972,694	1,463,539	178,227	83,849
Realized and unrealized gains (losses) on investments							
Net realized gains (losses) on investments	8,536,274	347,823	1,685,294	6,403,348	355,780	(260,570)	4,599
Net unrealized gains (losses) on investments	18,766,977	(2,323,636)	5,825,800	15,230,082	248,681	(368,037)	154,087
Net realized and unrealized gains (losses) on investments	27,303,251	(1,975,813)	7,511,094	21,633,430	604,461	(628,607)	158,686
Net increase (decrease) in net assets resulting from operations	$43,310,423	$2,006,390	$11,837,754	$27,606,124	$2,068,000	$(450,380)	$242,535

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

		NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Government Income**	**Partners**
Investment income					
Dividends from mutual funds	$4,273,690	$409,268	$1,579,109	$136,565	$2,148,748
Less valuation period deductions *(Note 2)*	291,487	87,183	52,660	3,213	148,431
Net investment income (loss)	3,982,203	322,085	1,526,449	133,352	2,000,317
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	347,823	10,003	(264,148)	(53,894)	655,862
Net unrealized gains (losses) on investments	(2,323,636)	59,369	(81,576)	(60,954)	(2,240,475)
Net realized and unrealized gains (losses) on investments	(1,975,813)	69,372	(345,724)	(114,848)	(1,584,613)
Net increase (decrease) in net assets resulting from operations	$2,006,390	$391,457	$1,180,725	$ 18,504	$ 415,704

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Investment income					
Dividends from mutual funds	$ 4,617,072	$1,681,373	$ 593,045	$2,196,712	$ 145,942
Less valuation period deductions *(Note 2)*	290,412	95,588	53,316	113,376	28,132
Net investment income (loss)	4,326,660	1,585,785	539,729	2,083,336	117,810
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	1,685,294	186,963	316,932	915,872	265,527
Net unrealized gains (losses) on investments	5,825,800	166,990	1,022,340	3,099,428	1,537,042
Net realized and unrealized gains (losses) on investments	7,511,094	353,953	1,339,272	4,015,300	1,802,569
Net increase (decrease) in net assets resulting from operations	$11,837,754	$1,939,738	$1,879,001	$6,098,636	$1,920,379

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

| | Fidelity | | | | | |
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Investment income						
Dividends from mutual funds	$ 6,943,854	$ 808,986	$2,663,618	$1,015,626	$830,137	$ 1,625,487
Less valuation period deductions *(Note 2)*	971,160	63,669	183,002	129,504	116,932	478,053
Net investment income (loss)	5,972,694	745,317	2,480,616	886,122	713,205	1,147,434
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	6,403,348	20,247	1,534,000	298,379	–	4,550,722
Net unrealized gains (losses) on investments	15,230,082	315,702	4,444,805	707,398	–	9,762,177
Net realized and unrealized gains (losses) on investments	21,633,430	335,949	5,978,805	1,005,777	–	14,312,899
Net increase (decrease) in net assets resulting from operations	$27,606,124	$1,081,266	$8,459,421	$1,891,899	$713,205	$15,460,333

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Investment income						
Dividends from mutual funds	$1,625,860	$312,534	$ 514,174	$769,805	$ 29,058	$ 289
Less valuation period deductions *(Note 2)*	162,321	40,898	60,678	49,140	10,730	875
Net investment income (loss)	1,463,539	271,636	453,496	720,665	18,328	(586)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	355,780	136,473	342,342	(151,382)	35,245	(6,898)
Net unrealized gains (losses) on investments	248,681	73,689	359,519	(541,125)	282,500	74,098
Net realized and unrealized gains (losses) on investments	604,461	210,162	701,861	(692,507)	317,745	67,200
Net increase (decrease) in net assets resulting from operations	$2,068,000	$481,798	$1,155,357	$ 28,158	$336,073	$66,614

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

	Van Eck					
	Total Van Eck	Worldwide Balanced	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Investment income						
Dividends from mutual funds	$ 189,620	$45,674	$ 143,946	$ –	$ –	$ –
Less valuation period deductions *(Note 2)*	11,393	1,050	8,170	212	1,736	225
Net investment income (loss)	178,227	44,624	135,776	(212)	(1,736)	(225)
Realized and unrealized gains (losses) on investments						
Net realized gains (losses) on investments	(260,570)	4,682	(162,110)	130	(101,436)	(1,836)
Net unrealized gains (losses) on investments	(368,037)	(23,403)	(395,698)	3,953	47,140	(29)
Net realized and unrealized gains (losses) on investments	(628,607)	(18,721)	(557,808)	4,083	(54,296)	(1,865)
Net increase (decrease) in net assets resulting from operations	$(450,380)	$25,903	$(422,032)	$3,871	$ (56,032)	$(2,090)

See accompanying notes.

Security Life Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1998

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Investment income			
Dividends from mutual funds	$ 97,737	$ 27,109	$ 70,628
Less valuation period deductions *(Note 2)*	13,888	3,056	10,832
Net investment income (loss)	83,849	24,053	59,796
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	4,599	(3,315)	7,914
Net unrealized gains (losses) on investments	154,087	119,225	34,862
Net realized and unrealized gains (losses) on investments	158,686	115,910	42,776
Net increase (decrease) in net assets resulting from operations	$242,535	$139,963	$102,572

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2000

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM	Total GCG	Total Janus
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$ 46,069,012	$ 6,571,113	$ 20,602,600	$ 14,207,376	$ 3,082,330	$ (605)	$ 689,603	$ 916,460	$ 135
Net realized gains (losses) on investments	5,695,914	(1,808,706)	(5,036,278)	10,515,603	1,339,426	220,229	475,369	–	(9,729)
Net unrealized gains (losses) on investments	(118,856,269)	(7,325,351)	(40,865,515)	(58,774,602)	(7,701,130)	(2,223,947)	(1,820,869)	(46,004)	(98,851)
Increase (decrease) in net assets from operations	(67,091,343)	(2,562,944)	(25,299,193)	(34,051,623)	(3,279,374)	(2,004,323)	(655,897)	870,456	(108,445)
Changes from principal transactions									
Net premiums	317,402,712	12,252,726	37,515,640	184,341,968	18,591,825	3,290,844	6,971,977	53,982,127	455,605
Cost of insurance and administrative charges	(30,552,382)	(2,409,367)	(6,276,189)	(16,796,166)	(3,114,778)	(384,336)	(861,571)	(702,322)	(7,653)
Benefit payments	(1,594,522)	(19,938)	(28,371)	(1,534,182)	(12,031)	–	–	–	–
Surrenders	(21,566,997)	(3,720,641)	(4,011,887)	(11,413,075)	(1,965,457)	(86,249)	(369,688)	–	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(7,189,963)	4,582,877	21,813,159	(44,990,539)	8,412,713	2,032,846	51,053,800	(51,255,284)	1,160,465
Other	478,335	175,141	731,362	535,825	115,805	(33,873)	(1,039,302)	(14,911)	8,288
Increase (decrease) from principal transactions	256,977,183	10,860,798	49,743,714	110,143,831	22,028,077	4,819,232	55,755,216	2,009,610	1,616,705
Total increase (decrease) in net assets	189,885,840	8,297,854	24,444,521	76,092,208	18,748,703	2,814,909	55,099,319	2,880,066	1,508,260
Net assets at beginning of year	521,302,968	53,696,982	109,514,400	294,445,743	44,638,411	6,304,177	12,703,255	–	–
Net assets at end of year	$711,188,808	$61,994,836	$133,958,921	$370,537,951	$63,387,114	$9,119,086	$67,802,574	$ 2,880,066	$1,508,260

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 6,571,113	$ 682,857	$ 1,217,637	$ 4,670,619
Net realized gains (losses) on investments	(1,808,706)	(281,540)	3,777,374	(5,304,540)
Net unrealized gains (losses) on investments	(7,325,351)	351,484	(7,971,190)	294,355
Increase (decrease) in net assets from operations	(2,562,944)	752,801	(2,976,179)	(339,566)
Changes from principal transactions				
Net premiums	12,252,726	3,373,191	3,809,287	5,070,248
Cost of insurance and administrative charges	(2,409,367)	(422,495)	(645,717)	(1,341,155)
Benefit payments	(19,938)	–	–	(19,938)
Surrenders	(3,720,641)	(485,003)	(434,853)	(2,800,785)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	4,582,877	72,092	7,083,628	(2,572,843)
Other	175,141	2,737	32,586	139,818
Increase (decrease) from principal transactions	10,860,798	2,540,522	9,844,931	(1,524,655)
Total increase (decrease) in net assets	8,297,854	3,293,323	6,868,752	(1,864,221)
Net assets at beginning of year	53,696,982	11,200,828	13,076,154	29,420,000
Net assets at end of year	$61,994,836	$14,494,151	$19,944,906	$27,555,779

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

		Alger			
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 20,602,600	$ 9,719,584	$ 2,741,533	$ 5,883,133	$ 2,258,350
Net realized gains (losses) on investments	(5,036,278)	(9,976,931)	1,057,836	1,775,571	2,107,246
Net unrealized gains (losses) on investments	(40,865,515)	(9,435,613)	(2,672,195)	(16,304,212)	(12,453,495)
Increase (decrease) in net assets from operations	(25,299,193)	(9,692,960)	1,127,174	(8,645,508)	(8,087,899)
Changes from principal transactions					
Net premiums	37,515,640	6,777,077	8,256,914	14,199,181	8,282,468
Cost of insurance and administrative charges	(6,276,189)	(1,361,117)	(1,182,610)	(2,244,564)	(1,487,898)
Benefit payments	(28,371)	(8,499)	–	–	(19,872)
Surrenders	(4,011,887)	(1,213,521)	(527,415)	(1,866,225)	(404,726)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	21,813,159	3,623,099	8,242,898	7,157,011	2,790,151
Other	731,362	265,296	89,303	135,039	241,724
Increase (decrease) from principal transactions	49,743,714	8,082,335	14,879,090	17,380,442	9,401,847
Total increase (decrease) in net assets	24,444,521	(1,610,625)	16,006,264	8,734,934	1,313,948
Net assets at beginning of year	109,514,400	27,779,755	17,287,487	41,383,498	23,063,660
Net assets at end of year	$133,958,921	$26,169,130	$33,293,751	$50,118,432	$24,377,608

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

| | Fidelity | | | | | |
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 14,207,376	$ 1,363,966	$ 6,180,846	$ 3,215,373	$ 2,457,580	$ 989,611
Net realized gains (losses) on investments	10,515,603	8,816	2,581,814	1,800,478	–	6,124,495
Net unrealized gains (losses) on investments	(58,774,602)	(2,092,103)	(17,925,268)	(13,999,080)	–	(24,758,151)
Increase (decrease) in net assets from operations	(34,051,623)	(719,321)	(9,162,608)	(8,983,229)	2,457,580	(17,644,045)
Changes from principal transactions						
Net premiums	184,341,968	4,246,313	16,858,828	10,774,262	102,634,205	49,828,360
Cost of insurance and administrative charges	(16,796,166)	(729,175)	(2,871,811)	(1,545,175)	(3,421,123)	(8,228,882)
Benefit payments	(1,534,182)	–	(8,585)	–	(1,512,600)	(12,997)
Surrenders	(11,413,075)	(523,096)	(1,526,139)	(1,310,651)	(1,580,652)	(6,472,537)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(44,990,539)	(110,602)	6,705,250	9,264,961	(71,323,681)	10,473,533
Other	535,825	41	353,438	137,428	(36,325)	81,243
Increase (decrease) from principal transactions	110,143,831	2,883,481	19,510,981	17,320,825	24,759,824	45,668,720
Total increase (decrease) in net assets	76,092,208	2,164,160	10,348,373	8,337,596	27,217,404	28,024,675
Net assets at beginning of year	294,445,743	13,590,458	58,157,830	34,984,281	34,797,408	152,915,766
Net assets at end of year	$370,537,951	$15,754,618	$68,506,203	$43,321,877	$ 62,014,812	$180,940,441

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	INVESCO					
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 3,082,330	$ 1,460,583	$ 1,047,730	$ 18,429	$ 280,099	$ 275,489
Net realized gains (losses) on investments	1,339,426	(314,414)	593,634	(390,743)	256,021	1,194,928
Net unrealized gains (losses) on investments	(7,701,130)	(1,435,710)	(904,246)	(1,002,431)	(372,493)	(3,986,250)
Increase (decrease) in net assets from operations	(3,279,374)	(289,541)	737,118	(1,374,745)	163,627	(2,515,833)
Changes from principal transactions						
Net premiums	18,591,825	4,101,918	5,744,367	2,639,161	2,052,375	4,054,004
Cost of insurance and administrative charges	(3,114,778)	(753,096)	(1,128,125)	(507,500)	(326,968)	(399,089)
Benefit payments	(12,031)	–	(12,031)	–	–	–
Surrenders	(1,965,457)	(882,070)	(593,452)	(303,992)	(148,234)	(37,709)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	8,412,713	(858,136)	588,741	584,364	1,906,098	6,191,646
Other	115,805	(11,094)	(21,075)	38,387	23,719	85,868
Increase (decrease) from principal transactions	22,028,077	1,597,522	4,578,425	2,450,420	3,506,990	9,894,720
Total increase (decrease) in net assets	18,748,703	1,307,981	5,315,543	1,075,675	3,670,617	7,378,887
Net assets at beginning of year	44,638,411	10,386,650	16,220,553	9,420,677	4,141,315	4,469,216
Net assets at end of year	$63,387,114	$11,694,631	$21,536,096	$10,496,352	$7,811,932	$11,848,103

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

		Van Eck			
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ (605)	$ 7,508	$ 15,590	$ (31,191)	$ 7,488
Net realized gains (losses) on investments	220,229	140,202	(14,783)	87,666	7,144
Net unrealized gains (losses) on investments	(2,223,947)	123,530	23,588	(2,508,578)	137,513
Increase (decrease) in net assets from operations	(2,004,323)	271,240	24,395	(2,452,103)	152,145
Changes from principal transactions					
Net premiums	3,290,844	358,451	329,600	2,190,959	411,834
Cost of insurance and administrative charges	(384,336)	(106,083)	(44,145)	(190,748)	(43,360)
Benefit payments	–	–	–	–	–
Surrenders	(86,249)	(36,625)	(12,576)	(35,659)	(1,389)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	2,032,846	(475,702)	298,840	1,965,172	244,536
Other	(33,873)	(4,008)	1,110	(29,680)	(1,295)
Increase (decrease) from principal transactions	4,819,232	(263,967)	572,829	3,900,044	610,326
Total increase (decrease) in net assets	2,814,909	7,273	597,224	1,447,941	762,471
Net assets at beginning of year	6,304,177	2,306,078	334,203	3,114,059	549,837
Net assets at end of year	$9,119,086	$2,313,351	$931,427	$4,562,000	$1,312,308

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 689,603	$ 208,375	$ 481,228
Net realized gains (losses) on investments	475,369	418,127	57,242
Net unrealized gains (losses) on investments	(1,820,869)	(2,171,530)	350,661
Increase (decrease) in net assets from operations	(655,897)	(1,545,028)	889,131
Changes from principal transactions			
Net premiums	6,971,977	4,809,190	2,162,787
Cost of insurance and administrative charges	(861,571)	(550,172)	(311,399)
Benefit payments	–	–	–
Surrenders	(369,688)	(120,337)	(249,351)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	51,053,800	44,182,854	6,870,946
Other	(1,039,302)	(1,046,753)	7,451
Increase (decrease) from principal transactions	55,755,216	47,274,782	8,480,434
Total increase (decrease) in net assets	55,099,319	45,729,754	9,369,565
Net assets at beginning of year	12,703,255	5,308,922	7,394,333
Net assets at end of year	$67,802,574	$51,038,676	$16,763,898

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Total GCG	Equity Income	Growth	Hard Assets	GCG Limited Maturity Bond	Liquid Asset	MidCap Growth	Research	Total Return
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$ 916,460	$ –	$ 90	$ –	$ 54,281	$ 861,303	$ –	$ –	$ 786
Net realized gains (losses) on investments	–	–	–	–	–	–	–	–	–
Net unrealized gains (losses) on investments	(46,004)	–	(168)	–	(45,286)	–	–	–	(550)
Increase (decrease) in net assets from operations	870,456	–	(78)	–	8,995	861,303	–	–	236
Changes from principal transactions									
Net premiums	53,982,127	–	–	–	868,271	53,113,856	–	–	–
Cost of insurance and administrative charges	(702,322)	–	–	–	(3,837)	(698,485)	–	–	–
Benefit payments	–								
Surrenders	–	–	–	–	–	–	–	–	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(51,255,284)	–	1,311	–	3,369	(51,270,261)	–	–	10,297
Other	(14,911)	–	–	–	–	(14,911)	–	–	
Increase (decrease) from principal transactions	2,009,610	–	1,311	–	867,803	1,130,199	–	–	10,297
Total increase (decrease) in net assets	2,880,066	–	1,233	–	876,798	1,991,502	–	–	10,533
Net assets at beginning of year	–	–	–	–	–	–	–	–	–
Net assets at end of year	$ 2,880,066	$ –	$1,233	$ –	$876,798	$ 1,991,502	$ –	$ –	$10,533

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

		Janus			
	Total Janus	**Growth**	**Aggressive Growth**	**Worldwide Growth**	**International Growth**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 135	$ (180)	$ (218)	$ (64)	$ 597
Net realized gains (losses) on investments	(9,729)	(1,546)	(86)	(7,584)	(513)
Net unrealized gains (losses) on investments	(98,851)	(15,107)	(50,478)	(16,753)	(16,513)
Increase (decrease) in net assets from operations	(108,445)	(16,833)	(50,782)	(24,401)	(16,429)
Changes from principal transactions					
Net premiums	455,605	44,231	197,569	202,866	10,939
Cost of insurance and administrative expenses	(7,653)	(1,752)	(2,059)	(1,621)	(2,221)
Benefit payments	–	–	–	–	–
Surrenders	–	–	–	–	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account:	1,160,465	216,576	370,746	142,784	430,359
Other	8,288	1,419	9,109	(208)	(2,032)
Increase (decrease) from principal transactions	1,616,705	260,474	575,365	343,821	437,045
Total increase (decrease) in net assets	1,508,260	243,641	524,583	319,420	420,616
Net assets at beginning of year	–	–	–	–	–
Net assets at end of year	$1,508,260	$243,641	$524,583	$319,420	$420,616

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1999

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Increase (decrease) in net assets							
Operations							
Net investment income (loss)	$ 15,975,284	$ 1,752,701	$ 6,768,070	$ 6,279,181	$ 911,565	$ 3,012	$ 260,755
Net realized gains (losses) on investments	18,191,446	557,950	5,023,269	11,358,812	1,094,239	73,144	84,032
Net unrealized gains (losses) on investments	55,998,041	3,797,732	17,500,945	30,152,442	2,135,798	1,374,192	1,036,932
Increase (decrease) in net assets from operations	90,164,771	6,108,383	29,292,284	47,790,435	4,141,602	1,450,348	1,381,719
Changes from principal transactions							
Net premiums	162,042,407	9,691,552	19,246,531	115,810,413	12,770,723	1,311,620	3,211,568
Cost of insurance and administrative charges	(20,649,015)	(2,172,531)	(3,837,369)	(11,622,709)	(2,460,819)	(173,456)	(382,131)
Benefit payments	(542,037)	–	–	(542,037)	–	–	–
Surrenders	(15,066,657)	(1,529,928)	(3,447,763)	(7,887,081)	(1,567,128)	(33,331)	(601,426)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	91,435	(5,513,893)	13,797,533	(17,535,989)	2,140,348	1,919,235	5,284,201
Other	231,958	45,648	34,663	146,782	(17,068)	12,762	9,171
Increase (decrease) from principal transactions	126,108,091	520,848	25,793,595	78,369,379	10,866,056	3,036,830	7,521,383
Total increase (decrease) in net assets	216,272,862	6,629,231	55,085,879	126,159,814	15,007,658	4,487,178	8,903,102
Net assets at beginning of year	305,030,106	47,067,751	54,428,521	168,285,929	29,630,753	1,816,999	3,800,153
Net assets at end of year	$521,302,968	$53,696,982	$109,514,400	$294,445,743	$44,638,411	$6,304,177	$12,703,255

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

		NB		
	Total NB	**Limited Maturity Bond**	**Growth**	**Partners**
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 1,752,701	$ 802,897	$ 382,777	$ 567,027
Net realized gains (losses) on investments	557,950	(293,615)	318,964	532,601
Net unrealized gains (losses) on investments	3,797,732	(423,477)	3,714,218	506,991
Increase (decrease) in net assets from operations	6,108,383	85,805	4,415,959	1,606,619
Changes from principal transactions				
Net premiums	9,691,552	2,691,658	1,968,259	5,031,635
Cost of insurance and administrative charges	(2,172,531)	(532,487)	(382,030)	(1,258,014)
Benefit payments	–	–	–	–
Surrenders	(1,529,928)	(1,033,731)	(175,255)	(320,942)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(5,513,893)	(5,610,959)	(1,798,195)	1,895,261
Other	45,648	22,193	21,256	2,199
Increase (decrease) from principal transactions	520,848	(4,463,326)	(365,965)	5,350,139
Total increase (decrease) in net assets	6,629,231	(4,377,521)	4,049,994	6,956,758
Net assets at beginning of year	47,067,751	15,578,349	9,026,160	22,463,242
Net assets at end of year	$53,696,982	$11,200,828	$13,076,154	$29,420,000

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	Alger				
	Total Alger	**American Small Capitalization**	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 6,768,070	$ 2,058,314	$ 1,547,583	$ 2,530,830	$ 631,343
Net realized gains (losses) on investments	5,023,269	94,825	322,974	2,007,625	2,597,845
Net unrealized gains (losses) on investments	17,500,945	5,993,398	2,015,333	4,584,649	4,907,565
Increase (decrease) in net assets from operations	29,292,284	8,146,537	3,885,890	9,123,104	8,136,753
Changes from principal transactions					
Net premiums	19,246,531	4,618,903	3,508,936	7,654,291	3,464,401
Cost of insurance and administrative charges	(3,837,369)	(957,053)	(661,896)	(1,597,077)	(621,343)
Benefit payments	–	–	–	–	–
Surrenders	(3,447,763)	(986,740)	(286,174)	(1,594,894)	(579,955)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	13,797,533	1,461,610	1,637,697	4,904,801	5,793,425
Other	34,663	(6,873)	(17,173)	(10,341)	69,050
Increase (decrease) from principal transactions	25,793,595	4,129,847	4,181,390	9,356,780	8,125,578
Total increase (decrease) in net assets	55,085,879	12,276,384	8,067,280	18,479,884	16,262,331
Net assets at beginning of year	54,428,521	15,503,371	9,220,207	22,903,614	6,801,329
Net assets at end of year	$109,514,400	$27,779,755	$17,287,487	$41,383,498	$23,063,660

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | Fidelity | | | | | |
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 6,279,181	$ 714,882	$ 3,199,633	$ 631,807	$ 1,089,493	$ 643,366
Net realized gains (losses) on investments	11,358,812	122,474	7,459,882	553,230	–	3,223,226
Net unrealized gains (losses) on investments	30,152,442	316,538	3,509,953	8,740,414	–	17,585,537
Increase (decrease) in net assets from operations	47,790,435	1,153,894	14,169,468	9,925,451	1,089,493	21,452,129
Changes from principal transactions						
Net premiums	115,810,413	3,791,052	9,969,268	5,963,624	62,143,060	33,943,409
Cost of insurance and administrative charges	(11,622,709)	(604,489)	(1,912,531)	(1,071,163)	(2,273,369)	(5,761,157)
Benefit payments	(542,037)	–	–	–	(542,037)	–
Surrenders	(7,887,081)	(641,428)	(1,308,922)	(1,227,419)	(1,281,819)	(3,427,493)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(17,535,989)	(349,280)	4,285,808	788,107	(42,741,942)	20,481,318
Other	146,782	3,430	54,597	23,794	(8,230)	73,191
Increase (decrease) from principal transactions	78,369,379	2,199,285	11,088,220	4,476,943	15,295,663	45,309,268
Total increase (decrease) in net assets	126,159,814	3,353,179	25,257,688	14,402,394	16,385,156	66,761,397
Net assets at beginning of year	168,285,929	10,237,279	32,900,142	20,581,887	18,412,252	86,154,369
Net assets at end of year	$294,445,743	$13,590,458	$58,157,830	$34,984,281	$34,797,408	$152,915,766

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | INVESCO | | | | | |
Increase (decrease) in net assets	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Small Company Growth
Operations						
Net investment income (loss)	$ 911,565	$ 204,816	$ 154,625	$ 553,193	$ 13,269	$ (14,338)
Net realized gains (losses) on investments	1,094,239	286,623	506,767	(241,611)	304,911	237,549
Net unrealized gains (losses) on investments	2,135,798	(923,083)	965,264	379,005	179,598	1,535,014
Increase (decrease) in net assets from operations	4,141,602	(431,644)	1,626,656	690,587	497,778	1,758,225
Changes from principal transactions						
Net premiums	12,770,723	4,580,034	4,374,844	1,987,501	1,127,118	701,226
Cost of insurance and administrative charges	(2,460,819)	(764,047)	(922,117)	(471,532)	(198,877)	(104,246)
Benefit payments	–	–	–	–	–	–
Surrenders	(1,567,128)	(239,246)	(333,959)	(155,182)	(820,016)	(18,725)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	2,140,348	(854,496)	643,961	(518,177)	1,491,088	1,377,972
Other	(17,068)	(9,279)	(21,837)	4,698	3,264	6,086
Increase (decrease) from principal transactions	10,866,056	2,712,966	3,740,892	847,308	1,602,577	1,962,313
Total increase (decrease) in net assets	15,007,658	2,281,322	5,367,548	1,537,895	2,100,355	3,720,538
Net assets at beginning of year	29,630,753	8,105,328	10,853,005	7,882,782	2,040,960	748,678
Net assets at end of year	$44,638,411	$10,386,650	$16,220,553	$9,420,677	$4,141,315	$4,469,216

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

| | Van Eck | | | | |
	Total Van Eck	Worldwide Hard Assets	Worldwide Bond	Worldwide Emerging Markets	Worldwide Real Estate
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 3,012	$ 3,939	$ 9,896	$ (10,886)	$ 63
Net realized gains (losses) on investments	73,144	(313,009)	(25,853)	410,384	1,622
Net unrealized gains (losses) on investments	1,374,192	592,123	(9,920)	809,962	(17,973)
Increase (decrease) in net assets from operations	1,450,348	283,053	(25,877)	1,209,460	(16,288)
Changes from principal transactions					
Net premiums	1,311,620	441,045	253,322	416,537	200,716
Cost of insurance and administrative charges	(173,456)	(86,064)	(17,509)	(56,532)	(13,351)
Benefit payments	–	–	–	–	–
Surrenders	(33,331)	(23,325)	–	(5,545)	(4,461)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,919,235	602,367	(80,721)	1,091,100	306,489
Other	12,762	15,247	(819)	(2,117)	451
Increase (decrease) from principal transactions	3,036,830	949,270	154,273	1,443,443	489,844
Total increase (decrease) in net assets	4,487,178	1,232,323	128,396	2,652,903	473,556
Net assets at beginning of year	1,816,999	1,073,755	205,807	461,156	76,281
Net assets at end of year	$6,304,177	$2,306,078	$334,203	$3,114,059	$549,837

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 260,755	$ 94,178	$ 166,577
Net realized gains (losses) on Investments	84,032	92,256	(8,224)
Net unrealized gains (losses) on Investments	1,036,932	1,257,369	(220,437)
Increase (decrease) in net assets from operations	1,381,719	1,443,803	(62,084)
Changes from principal transactions			
Net premiums	3,211,568	1,497,094	1,714,474
Cost of insurance and administrative charges	(382,131)	(216,619)	(165,512)
Benefit payments	–	–	–
Surrenders	(601,426)	(18,584)	(582,842)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	5,284,201	1,391,719	3,892,482
Other	9,171	7,073	2,098
Increase (decrease) from principal transactions	7,521,383	2,660,683	4,860,700
Total increase (decrease) in net assets	8,903,102	4,104,486	4,798,616
Net assets at beginning of year	3,800,153	1,204,436	2,595,717
Net assets at end of year	$12,703,255	$5,308,922	$7,394,333

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1998

	Total All Divisions	Total NB	Total Alger	Total Fidelity	Total INVESCO	Total Van Eck	Total AIM
Increase (decrease) in net assets							
Operations							
Net investment income (loss)	$ 16,007,172	$ 3,982,203	$ 4,326,660	$ 5,972,694	$ 1,463,539	$ 178,227	$ 83,849
Net realized gains (losses) on investments	8,536,274	347,823	1,685,294	6,403,348	355,780	(260,570)	4,599
Net unrealized gains (losses) on investments	18,766,977	(2,323,636)	5,825,800	15,230,082	248,681	(368,037)	154,087
Increase (decrease) in net assets from operations	43,310,423	2,006,390	11,837,754	27,606,124	2,068,000	(450,380)	242,535
Changes from principal transactions							
Net premiums	128,820,440	12,563,792	13,089,164	92,335,231	8,092,294	875,501	1,864,458
Cost of insurance and administrative charges	(14,458,798)	(2,063,802)	(2,525,683)	(8,200,381)	(1,481,570)	(108,634)	(78,728)
Benefit payments	(306,862)	(11,220)	(26,492)	(259,989)	(9,161)	–	–
Surrenders	(10,842,736)	(725,767)	(859,454)	(8,654,377)	(586,533)	(15,198)	(1,407)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(3,936,799)	8,461,193	4,831,250	(25,231,056)	6,011,967	216,552	1,773,295
Other	(41,582)	(87,331)	(18,626)	54,208	9,107	1,060	–
Increase (decrease) from principal transactions	99,233,663	18,136,865	14,490,159	50,043,636	12,036,104	969,281	3,557,618
Total increase (decrease) in net assets	142,544,086	20,143,255	26,327,913	77,649,760	14,104,104	518,901	3,800,153
Net assets at beginning of year	162,486,020	26,924,496	28,100,608	90,636,169	15,526,649	1,298,098	–
Net assets at end of year	$305,030,106	$47,067,751	$54,428,521	$168,285,929	$29,630,753	$1,816,999	$3,800,153

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

		NB			
	Total NB	**Limited Maturity Bond**	**Growth**	**Government Income**	**Partners**
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 3,982,203	$ 322,085	$1,526,449	$133,352	$ 2,000,317
Net realized gains (losses) on investments	347,823	10,003	(264,148)	(53,894)	655,862
Net unrealized gains (losses) on investments	(2,323,636)	59,369	(81,576)	(60,954)	(2,240,475)
Increase (decrease) in net assets from operations	2,006,390	391,457	1,180,725	18,504	415,704
Changes from principal transactions					
Net premiums	12,563,792	3,839,599	2,578,265	31,593	6,114,335
Cost of insurance and administrative charges	(2,063,802)	(492,782)	(393,894)	(14,839)	(1,162,287)
Benefit payments	(11,220)	–	–	–	(11,220)
Surrenders	(725,767)	(15,922)	(419,497)	(3,243)	(287,105)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	8,461,193	5,212,588	513,663	(894,126)	3,629,068
Other	(87,331)	(31,757)	3,226	(31,566)	(27,234)
Increase (decrease) from principal transactions	18,136,865	8,511,726	2,281,763	(912,181)	8,255,557
Total increase (decrease) in net assets	20,143,255	8,903,183	3,462,488	(893,677)	8,671,261
Net assets at beginning of year	26,924,496	6,675,166	5,563,672	893,677	13,791,981
Net assets at end of year	$47,067,751	$15,578,349	$9,026,160	$ –	$22,463,242

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

	Total Alger	American Small Capitalization	Alger American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 4,326,660	$ 1,585,785	$ 539,729	$ 2,083,336	$ 117,810
Net realized gains (losses) on investments	1,685,294	186,963	316,932	915,872	265,527
Net unrealized gains (losses) on investments	5,825,800	166,990	1,022,340	3,099,428	1,537,042
Increase (decrease) in net assets from operations	11,837,754	1,939,738	1,879,001	6,098,636	1,920,379
Changes from principal transactions					
Net premiums	13,089,164	4,154,774	2,573,424	5,298,963	1,062,003
Cost of insurance and administrative charges	(2,525,683)	(803,988)	(473,224)	(989,260)	(259,211)
Benefit payments	(26,492)	(14,248)	(12,244)	–	–
Surrenders	(859,454)	(196,345)	(376,263)	(216,867)	(69,979)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	4,831,250	(35,168)	528,261	3,094,366	1,243,791
Other	(18,626)	(504)	(14,286)	1,597	(5,433)
Increase (decrease) from principal transactions	14,490,159	3,104,521	2,225,668	7,188,799	1,971,171
Total increase (decrease) in net assets	26,327,913	5,044,259	4,104,669	13,287,435	3,891,550
Net assets at beginning of year	28,100,608	10,459,112	5,115,538	9,616,179	2,909,779
Net assets at end of year	$54,428,521	$15,503,371	$9,220,207	$22,903,614	$6,801,329

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

		Fidelity				
	Total Fidelity	Asset Manager	Growth	Overseas	Money Market	Index 500
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 5,972,694	$ 745,317	$ 2,480,616	$ 886,122	$ 713,205	$ 1,147,434
Net realized gains (losses) on investments	6,403,348	20,247	1,534,000	298,379	–	4,550,722
Net unrealized gains (losses) on investments	15,230,082	315,702	4,444,805	707,398	–	9,762,177
Increase (decrease) in net assets from operations	27,606,124	1,081,266	8,459,421	1,891,899	713,205	15,460,333
Changes from principal transactions						
Net premiums	92,335,231	2,713,832	8,443,426	5,709,711	55,421,815	20,046,447
Cost of insurance and administrative charges	(8,200,381)	(490,838)	(1,358,671)	(939,010)	(1,769,895)	(3,641,967)
Benefit payments	(259,989)	–	(8,890)	(8,379)	(240,733)	(1,987)
Surrenders	(8,654,377)	(652,157)	(2,494,098)	(438,536)	(2,335,262)	(2,734,324)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	(25,231,056)	1,440,884	1,798,160	2,169,798	(48,429,964)	17,790,066
Other	54,208	7,219	(14,128)	(29,375)	39,827	50,665
Increase (decrease) from principal transactions	50,043,636	3,018,940	6,365,799	6,464,209	2,685,788	31,508,900
Total increase (decrease) in net assets	77,649,760	4,100,206	14,825,220	8,356,108	3,398,993	46,969,233
Net assets at beginning of year	90,636,169	6,137,073	18,074,922	12,225,779	15,013,259	39,185,136
Net assets at end of year	$168,285,929	$10,237,279	$32,900,142	$20,581,887	$18,412,252	$86,154,369

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

| | INVESCO | | | | | Small |
	Total INVESCO	Total Return	Equity Income	High Yield	Utilities	Company Growth
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 1,463,539	$ 271,636	$ 453,496	$ 720,665	$ 18,328	$ (586)
Net realized gains (losses) on investments	355,780	136,473	342,342	(151,382)	35,245	(6,898)
Net unrealized gains (losses) on investments	248,681	73,689	359,519	(541,125)	282,500	74,098
Increase (decrease) in net assets from operations	2,068,000	481,798	1,155,357	28,158	336,073	66,614
Changes from principal transactions						
Net premiums	8,092,294	2,104,849	3,170,236	2,297,048	435,105	85,056
Cost of insurance and administrative charges	(1,481,570)	(425,176)	(567,563)	(389,895)	(87,692)	(11,244)
Benefit payments	(9,161)	–	(9,161)	–	–	–
Surrenders	(586,533)	(56,509)	(192,220)	(329,292)	(8,210)	(302)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	6,011,967	2,955,200	1,315,595	931,519	201,017	608,636
Other	9,107	556	22,617	(18,840)	4,856	(82)
Increase (decrease) from principal transactions	12,036,104	4,578,920	3,739,504	2,490,540	545,076	682,064
Total increase (decrease) in net assets	14,104,104	5,060,718	4,894,861	2,518,698	881,149	748,678
Net assets at beginning of year	15,526,649	3,044,610	5,958,144	5,364,084	1,159,811	–
Net assets at end of year	$29,630,753	$8,105,328	$10,853,005	$7,882,782	$2,040,960	$748,678

See accompanying notes.

Financial Statements

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

| | Van Eck | | | | | |
| | | | | | Worldwide | |
	Total Van Eck	**Worldwide Balanced**	**Worldwide Hard Assets**	**Worldwide Bonds**	**Emerging Markets**	**Worldwide Real Estate**
Increase (decrease) in net assets						
Operations						
Net investment income (loss)	$ 178,227	$ 44,624	$ 135,776	$ (212)	$ (1,736)	$ (225)
Net realized gains (losses) on investments	(260,570)	4,682	(162,110)	130	(101,436)	(1,836)
Net unrealized gains (losses) on investments	(368,037)	(23,403)	(395,698)	3,953	47,140	(29)
Increase (decrease) in net assets from operations	(450,380)	25,903	(422,032)	3,871	(56,032)	(2,090)
Changes from principal transactions						
Net premiums	875,501	(1,347)	571,430	129,336	137,102	38,980
Cost of insurance and administrative charges	(108,634)	(9,423)	(86,867)	(1,544)	(7,777)	(3,023)
Benefit payments	–	–	–	–	–	–
Surrenders	(15,198)	(3,105)	(11,871)	–	–	(222)
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	216,552	(399,466)	111,286	74,151	387,960	42,621
Other	1,060	90	1,059	(7)	(97)	15
Increase (decrease) from principal transactions	969,281	(413,251)	585,037	201,936	517,188	78,371
Total increase (decrease) in net assets	518,901	(387,348)	163,005	205,807	461,156	76,281
Net assets at beginning of year	1,298,098	387,348	910,750	–	–	–
Net assets at end of year	$1,816,999	$ –	$1,073,755	$205,807	$461,156	$76,281

See accompanying notes.

Security Life Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1998

		AIM	
	Total AIM	Capital Appreciation	Government Securities
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ 83,849	$ 24,053	$ 59,796
Net realized gains (losses) on investments	4,599	(3,315)	7,914
Net unrealized gains (losses) on investments	154,087	119,225	34,862
Increase (decrease) in net assets from operations	242,535	139,963	102,572
Changes from principal transactions			
Net premiums	1,864,458	329,635	1,534,823
Cost of insurance and administrative charges	(78,728)	(28,940)	(49,788)
Benefit payments	–	–	–
Surrenders	(1,407)	(1,407)	–
Net transfers among divisions (including the loan division and guaranteed interest division in the general account)	1,773,295	765,185	1,008,110
Other	–	–	–
Increase (decrease) from principal transactions	3,557,618	1,064,473	2,493,145
Total increase (decrease) in net assets	3,800,153	1,204,436	2,595,717
Net assets at beginning of year	–	–	–
Net assets at end of year	$3,800,153	$1,204,436	$2,595,717

See accompanying notes.

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements

December 31, 2000

1. Organization

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, and Estate Designer policies ("Variable Universal Life Policies") offered by the Company. Corporate Benefits Variable Universal Life and Strategic Benefits Variable Universal Life became effective in 2000 and are defined as Class B policies due to their mortality and expense charge structure. All other Variable Universal Life Policies are defined as Class A policies. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 2000, the Separate Account offered 35 investment divisions available to the policyholders, 27 of which invest in an independently managed mutual fund portfolio and eight of which invest in a mutual fund portfolio managed by an affiliate, Direct Services, Inc. (collectively, "Funds"). The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

Neuberger Berman Management Incorporated (NB)
    Neuberger Berman Limited Maturity Bond Portfolio
    Neuberger Berman Growth Portfolio
    Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
    Alger American Small Capitalization Portfolio
    Alger American MidCap Growth Portfolio
    Alger American Growth Portfolio
    Alger American Leveraged AllCap Portfolio

1. Organization (continued)

Portfolio Managers/Portfolios (Funds) (continued)

Fidelity Management & Research Company (Fidelity)
 Fidelity Investments VIP II Asset Manager Portfolio
 Fidelity Investments VIP Growth Portfolio
 Fidelity Investments VIP Overseas Portfolio
 Fidelity Investments VIP Money Market Portfolio
 Fidelity Investments VIP II Index 500 Portfolio

INVESCO Funds Group, Inc. (INVESCO)
 INVESCO VIF Total Return Portfolio
 INVESCO VIF Equity Income Portfolio
 INVESCO VIF High Yield Portfolio
 INVESCO VIF Utilities Portfolio
 INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
 Van Eck Worldwide Hard Assets Portfolio
 Van Eck Worldwide Bond Portfolio
 Van Eck Worldwide Emerging Markets Portfolio
 Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. (AIM)
 AIM VI - Capital Appreciation Portfolio
 AIM VI - Government Securities Portfolio

Directed Services, Inc. ("GCG")
 The GCG Trust - Equity Income Portfolio
 The GCG Trust - Growth Portfolio
 The GCG Trust - Hard Assets Portfolio
 The GCG Trust - Limited Maturity Bond Portfolio
 The GCG Trust - Liquid Asset Portfolio
 The GCG Trust - MidCap Growth Portfolio
 The GCG Trust - Research Portfolio
 The GCG Trust - Total Return Portfolio

Janus Aspen Series Funds ("Janus")
 Aggressive Growth
 Growth
 International Growth
 Worldwide Growth

Notes to Financial Statements (continued)

1. Organization (continued)

Portfolio Managers/Portfolios (Funds) (continued)

Effective February 19, 1998, six new divisions became available to the policyholders for investment in the following funds:

Van Eck Associates Corporation (Van Eck)
    Van Eck Worldwide Bond Portfolio
    Van Eck Worldwide Emerging Markets Portfolio
    Van Eck Worldwide Real Estate Portfolio

AIM Advisors, Inc. (AIM)
    AIM VI - Capital Appreciation Portfolio
    AIM VI - Government Securities Portfolio

INVESCO Funds Group, Inc. (INVESCO)
    INVESCO VIF Small Company Growth Portfolio

Effective May 1, 2000, eight new divisions became available to the policyholders for investment in the following funds:

Directed Services, Inc. ("GCG")
    GCG Trust - Equity Income Portfolio
    GCG Trust - Growth Portfolio
    GCG Trust - Hard Assets Portfolio
    GCG Trust - Limited Maturity Bond Portfolio
    GCG Trust - Liquid Asset Portfolio
    GCG Trust - MidCap Growth Portfolio
    GCG Trust - Research Portfolio
    GCG Trust - Total Return Portfolio

Effective October 13, 2000, four new divisions became available to the policyholders for investment in the following funds:

Janus Aspen Series Funds ("Janus")
    Aggressive Growth
    Growth
    International Growth
    Worldwide Growth

1. Organization (continued)

Portfolio Managers/Portfolios (Funds) (continued)

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

Investment Valuation

The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

Investment Transactions and Related Investment Income

The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

2. Summary of Significant Accounting Policies (continued)

Valuation Period Deductions

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship and Estate Designer policies (Class A Policies), charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 2000, 1999 and 1998 were $4,508,171, $2,908,885, and $1,740,661, respectively.

For the Corporate Benefits and Strategic Benefits policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits policies, a monthly deduction, at an annual rate of .20% of the account value, is charged. For Strategic Benefits policies, a monthly deduction, at an annual rate of .85%, .60% and .05% of the account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. Total mortality and expense charges for these policies for the year ended December 31, 2000 were $42,000 and are included in the Statement of Changes in Net Assets as cost of insurance and administrative charges.

Policyholder Reserves

Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

3. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 2000, 1999 and 1998 were $30,552,382, $20,649,015, and $14,458,798, respectively. Dividends made by the Funds are reinvested in the Funds.

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of Fund shares owned as of December 31, 2000:

Fund	Number of Shares	Net Asset Value	Value of Shares at Market	Cost of Shares
Neuberger Berman Management Inc.:				
Limited Maturity Bond	1,098,479.067	$13.19	$ 14,488,939	$ 14,317,177
Growth	650,381.500	$30.65	19,934,193	23,675,702
Partners	1,697,826.869	$16.17	27,453,860	26,760,069
Fred Alger Management, Inc.:				
American Small Capitalization	1,116,503.632	$23.49	26,226,670	29,017,464
American MidCap Growth	1,087,203.730	$30.62	33,290,178	32,585,413
American Growth	1,059,757.353	$47.27	50,094,730	57,519,366
American Leveraged AllCap	627,987.182	$38.80	24,365,903	30,403,675
Fidelity Management & Research Co.:				
Asset Manager	984,639.059	$16.00	15,754,225	16,794,005
Growth	1,571,275.140	$43.65	68,586,160	76,947,214
Overseas	2,160,503.810	$19.99	43,188,471	47,778,416
Money Market	62,301,092.280	$1.00	62,301,092	62,301,092
Index 500	1,209,792.397	$149.53	180,900,257	171,986,004
INVESCO Funds Group, Inc.:				
Total Return	884,931.109	$13.21	11,689,940	13,758,395
Equity Income	1,039,790.088	$20.71	21,534,053	20,783,337
High Yield	1,040,905.170	$10.07	10,481,915	11,975,324
Utilities	370,959.040	$21.06	7,812,397	7,691,761
Small Company Growth	648,541.835	$18.07	11,719,151	14,096,290
Van Eck Associates Corporation:				
Worldwide Hard Assets	191,662.125	$12.07	2,313,362	2,041,764
Worldwide Bond	89,819.082	$10.37	931,424	913,802
Worldwide Emerging Markets	550,588.884	$8.29	4,564,382	6,215,858
Worldwide Real Estate	123,569.451	$10.62	1,312,308	1,192,797
AIM Advisors, Inc.:				
Capital Appreciation	1,654,352.662	$30.84	51,020,236	51,815,173
Government Securities	1,502,187.120	$11.16	16,764,408	16,599,323
Directed Services, Inc. (GCG):				
Equity Income				
Growth	62.340	$19.78	1,233	1,401
Hard Assets	–	–	–	–
Limited Maturity Bond	83,266.629	$10.53	876,798	922,084
Liquid Asset	1,991,502.030	$1.00	1,991,502	1,991,502
MidCap Growth	–	–	–	–
Research	–	–	–	–
Total Return	619.589	$17.00	10,533	11,083
Janus Funds:				
Growth	9,242.830	$26.36	243,641	258,748
Aggressive Growth	14,583.894	$35.97	524,583	575,061
Worldwide Growth	8,686.977	$36.77	319,420	336,173
International Growth	13,727.681	$30.64	420,616	437,129
Total			$711,116,580	$741,702,602

Notes to Financial Statements (continued)

3. Investments (continued)

For the year ended December 31, 2000, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Year	Purchases	Sales	End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	$ 11,380,242	$ 7,233,774	$ (4,296,839)	$ 14,317,177
Growth	8,836,640	20,151,116	(5,312,054)	23,675,702
Partners	28,931,311	47,152,244	(49,323,486)	26,760,069
Fred Alger Management, Inc.:				
American Small Capitalization	21,103,331	74,629,293	(66,715,160)	29,017,464
American MidCap Growth	13,903,676	21,597,617	(2,915,880)	32,585,413
American Growth	32,482,027	31,091,492	(6,054,153)	57,519,366
American Leveraged AllCap	16,645,127	19,821,075	(6,062,527)	30,403,675
Fidelity Management & Research Co.:				
Asset Manager	12,533,037	7,123,256	(2,862,288)	16,794,005
Growth	48,588,495	109,439,111	(81,080,392)	76,947,214
Overseas	25,474,948	31,328,225	(9,024,757)	47,778,416
Money Market	34,799,038	248,428,475	(220,926,421)	62,301,092
Index 500	119,231,939	63,143,704	(10,389,639)	171,986,004
INVESCO Funds Group, Inc.:				
Total Return	11,019,270	5,757,584	(3,018,459)	13,758,395
Equity Income	14,534,380	8,908,214	(2,659,257)	20,783,337
High Yield	9,910,525	4,917,230	(2,852,431)	11,975,324
Utilities	3,647,584	4,689,595	(645,418)	7,691,761
Small Company Growth	2,793,624	13,241,957	(1,939,291)	14,096,290
Van Eck Associates Corporation:				
Worldwide Hard Assets	2,157,787	548,401	(664,424)	2,041,764
Worldwide Bond	341,712	782,955	(210,865)	913,802
Worldwide Emerging Markets	2,209,985	4,730,706	(724,833)	6,215,858
Worldwide Real Estate	567,839	963,776	(338,818)	1,192,797
AIM Advisors, Inc.:				
Capital Appreciation	3,932,316	48,423,913	(541,056)	51,815,173
Government Securities	7,579,908	13,067,857	(4,048,442)	16,599,323
Directed Services, Inc. (GCG):				
Equity Income				
Growth	–	1,401	–	1,401
Hard Assets	–	–	–	–
Limited Maturity Bond	–	922,084	–	922,084
Liquid Asset	–	54,297,849	(52,306,347)	1,991,502
MidCap Growth	–	–	–	–
Research	–	–	–	–
Total Return	–	11,083	–	11,083
Janus Funds:				
Growth	–	335,602	(76,854)	258,748
Aggressive Growth	–	575,493	(432)	575,061
Worldwide Growth	–	463,855	(127,682)	336,173
International Growth	–	446,417	(9,288)	437,129
Total	$432,604,741	$844,225,354	$(535,127,493)	$741,702,602

Notes to Financial Statements (continued)

3. Investments (continued)

Aggregate proceeds from sales of investments for the year ended December 31, 2000 were $540,823,407.

4. Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

5. Policy Loans

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

6. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Financial
Statements

Security Life Separate Account L1

Notes to Financial Statements (continued)

7. Summary of Changes in Units

The following schedule summarizes the changes in divisional units for the year ended December 31, 2000:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond:				
Class A	889,159.604	504,777.566	(308,746.826)	1,085,190.344
Class B	–	–	–	–
Growth:				
Class A	434,338.368	585,182.288	(264,487.840)	755,032.816
Class B	–	–	–	–
Partners:				
Class A	1,212,133.448	1,779,259.060	(1,860,035.005)	1,131,357.503
Class B	–	776.829	(49.785)	727.044
Fred Alger Management, Inc.:				
American Small Capitalization:				
Class A	1,055,757.484	2,800,960.511	(2,505,612.904)	1,351,105.091
Class B	–	55,711.543	(42.421)	55,669.122
American MidCap Growth:				
Class A	576,738.314	560,214.726	(114,004.848)	1,022,948.192
Class B	–	4,663.845	(82.319)	4,581.526
American Growth:				
Class A	1,257,371.637	778,072.130	(240,385.291)	1,795,058.476
Class B	–	11,643.541	(139.984)	11,503.557
American Leveraged AllCap:				
Class A	425,281.099	336,729.473	(159,812.806)	602,197.766
Class B	–	–	–	–
Fidelity Management & Research Co.:				
Asset Manager:				
Class A	722,717.906	310,205.974	(154,339.584)	878,584.296
Class B	–	–	–	–
Growth:				
Class A	1,676,236.646	2,952,178.456	(2,405,547.964)	2,222,867.138
Class B	–	40,990.125	(263.017)	40,727.108
Overseas:				
Class A	1,716,617.627	1,467,555.053	(597,886.377)	2,586,286.303
Class B	–	83,821.190	(70.622)	83,750.568
Money Market:				
Class A	2,763,648.297	$18,979,254.070	(17,053,332.906)	4,689,569.461
Class B	–	–	–	–
Index 500:				
Class A	4,772,484.597	1,767,429.327	(514,434.291)	6,025,479.633
Class B	–	714,452.306	(9,500.804)	704,951.502

Notes to Financial Statements (continued)

7. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
INVESCO Funds Group, Inc.:				
Total Return:				
Class A	602,187.614	257,125.735	(161,306.002)	698,007.347
Class B	–	–	–	–
Equity Income:				
Class A	621,047.937	283,695.785	(121,863.312)	782,880.410
Class B	–	23,229.266	(31.870)	23,197.396
High Yield:				
Class A	536,863.946	285,666.502	(142,449.650)	680,080.798
Class B	–	2,314.001	(20.866)	2,293.135
Utilities:				
Class A	189,409.984	190,914.332	(38,376.831)	341,947.485
Class B	–	–	–	–
Small Company Growth:				
Class A	212,503.210	609,134.460	(163,138.502)	658,499.168
Class B	–	2,483.692	(24.219)	2,459.473
Van Eck Associates Corporation:				
Worldwide Hard Assets:				
Class A	236,972.429	53,067.697	(75,068.462)	214,971.664
Class B	–	–	–	–
Worldwide Bond:				
Class A	33,114.078	77,355.439	(19,232.793)	91,236.724
Class B	–	51.386	(9.286)	42.100
Worldwide Emerging Markets:				
Class A	228,819.195	390,868.355	(76,373.129)	543,314.421
Class B	–	36,097.306	(54.040)	36,043.266
Worldwide Real Estate:				
Class A	64,967.173	103,195.970	(36,955.247)	131,207.896
Class B	–	439.384	(44.011)	395.373
AIM Advisors, Inc.:				
Capital Appreciation:				
Class A	323,846.032	377,520.848	(53,883.069)	647,483.811
Class B	–	3,435,588.521	(164.158)	3,435,424.363
Government Securities:				
Class A	715,905.149	682,457.548	(376,148.854)	1,022,213.843
Class B	–	469,546.296	(11.016)	469,535.280

Financial Statements

7. Summary of Changes in Units (continued)

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Directed Services, Inc. (GCG):				
Equity Income:				
Class A	–	–	–	–
Class B	–	–	–	–
Growth:				
Class A	–	–	–	–
Class B	–	103.679	–	103.679
Hard Assets:				
Class A	–	–	–	–
Class B	–	–	–	–
Limited Maturity Bond:				
Class A	–	–	–	–
Class B	–	80,478.798	–	80,478.798
Liquid Asset:				
Class A	–	–	–	–
Class B	–	5,018,488.796	(4,834,556.175)	183,932.621
MidCap Growth:				
Class A	–	–	–	–
Class B	–	–	–	–
Research:				
Class A	–	–	–	–
Class B	–	–	–	–
Total Return:				
Class A	–	–	–	–
Class B	–	908.365	–	908.365
Janus Aspen Series Funds:				
Growth:				
Class A	–	37,656.545	(8,226.269)	29,430.276
Class B	–	–	–	–
Aggressive Growth:				
Class A	–	53,792.856	(40.067)	53,752.789
Class B	–	22,786.649	–	22,786.649
Worldwide Growth:				
Class A	–	33,160.748	(13,450.203)	19,710.545
Class B	–	17,011.166	–	17,011.166
International Growth:				
Class A	–	43,058.359	(952.283)	42,106.076
Class B	–	6,269.387	–	6,269.387

Notes to Financial Statements (continued)

7. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1999:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	1,245,559.121	421,349.898	(777,749.415)	889,159.604
Growth	447,486.376	233,319.969	(246,467.977)	434,338.368
Partners	986,298.018	385,667.451	(159,832.021)	1,212,133.448
Fred Alger Management, Inc.:				
American Small Capitalization	838,692.418	603,898.891	(386,833.825)	1,055,757.484
American MidCap Growth	402,532.472	225,361.191	(51,155.349)	576,738.314
American Growth	923,696.066	585,374.403	(251,698.832)	1,257,371.637
American Leveraged AllCap	221,642.446	410,084.371	(206,445.718)	425,281.099
Fidelity Management & Research Co.:				
Asset Manager	600,255.213	393,745.577	(271,282.884)	722,717.906
Growth	1,293,480.338	$2,233,512.279	(1,850,755.971)	1,676,236.646
Overseas	1,429,659.907	963,512.218	(676,554.498)	1,716,617.627
Money Market	1,526,404.399	9,068,762.545	(7,831,518.647)	2,763,648.297
Index 500	3,215,990.519	1,840,375.191	(283,881.113)	4,772,484.597
INVESCO Funds Group, Inc.:				
Total Return	450,557.216	300,554.107	(148,923.709)	602,187.614
Equity Income	473,616.752	252,971.948	(105,540.763)	621,047.937
High Yield	486,858.648	226,071.484	(176,066.186)	536,863.946
Utilities	110,379.616	140,069.045	(61,038.677)	189,409.984
Small Company Growth	67,506.441	210,114.805	(65,118.036)	212,503.210
Van Eck Associates Corporation:				
Worldwide Hard Assets	132,513.824	246,466.322	(142,007.717)	236,972.429
Worldwide Bond	18,656.317	43,237.412	(28,779.651)	33,114.078
Worldwide Emerging Markets	67,354.295	582,654.548	(421,189.648)	228,819.195
Worldwide Real Estate	8,765.232	67,514.147	(11,312.206)	64,967.173
AIM Advisors, Inc.:				
Capital Appreciation	105,457.867	263,795.629	(45,407.464)	323,846.032
Government Securities	246,150.062	723,064.769	(253,309.682)	715,905.149

Financial Statements

Notes to Financial Statements (continued)

7. Summary of Changes in Units (continued)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1998:

Division	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Neuberger Berman Management Inc.:				
Limited Maturity Bond	552,985.394	801,233.327	(108,659.600)	1,245,559.121
Growth	316,146.084	250,854.619	(119,514.327)	447,486.376
Government Income	75,811.559	58.537	(75,870.096)	–
Partners	626,285.721	455,096.290	(95,083.993)	986,298.018
Fred Alger Management, Inc.:				
American Small Capitalization	648,733.740	333,770.247	(143,811.569)	838,692.418
American MidCap Growth	288,809.482	167,037.228	(53,314.238)	402,532.472
American Growth	569,990.309	442,313.190	(88,607.433)	923,696.066
American Leveraged AllCap	148,542.639	102,168.282	(29,068.475)	221,642.446
Fidelity Management & Research Co.:				
Asset Manager	410,906.106	270,972.780	(81,623.673)	600,255.213
Growth	983,842.388	614,542.294	(304,904.344)	1,293,480.338
Overseas	950,328.899	861,220.218	(381,889.210)	1,429,659.907
Money Market	1,303,059.881	5,059,561.984	(4,836,217.466)	1,526,404.399
Index 500	1,863,056.104	1,617,935.444	(265,001.029)	3,215,990.519
INVESCO Funds Group, Inc.:				
Total Return	184,042.238	307,178.543	(40,663.565)	450,557.216
Equity Income	297,553.033	216,644.366	(40,580.647)	473,616.752
High Yield	333,501.857	283,205.205	(129,848.414)	486,858.648
Utilities	78,118.685	41,701.114	(9,440.183)	110,379.616
Small Company Growth	–	71,535.065	(4,028.624)	67,506.441
Van Eck Associates Corporation:				
Worldwide Balanced	32,139.282	190.627	(32,329.909)	–
Worldwide Hard Assets	77,046.773	68,491.375	(13,024.324)	132,513.824
Worldwide Bond	–	18,882.425	(226.108)	18,656.317
Worldwide Emerging Markets	–	105,064.405	(37,710.110)	67,354.295
Worldwide Real Estate	–	9,848.072	(1,082.840)	8,765.232
AIM Advisors, Inc.:				
Capital Appreciation	–	108,895.839	(3,437.972)	105,457.867
Government Securities	–	261,432.015	(15,281.953)	246,150.062

Notes to Financial Statements (continued)

8. Net Assets

Net assets at December 31, 2000 consisted of the following:

Division	Principal Transactions	Accumulated Investment Income (Loss)	Accumulated Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Assets
Neuberger Berman Management Inc.:					
Limited Maturity Bond	$ 12,875,450	$ 2,040,309	$ (593,370)	$ 171,762	$ 14,494,151
Growth	16,507,147	3,350,605	3,828,663	(3,741,509)	19,944,906
Partners	22,990,354	7,470,143	(3,598,509)	693,791	27,555,779
Fred Alger Management, Inc.:					
American Small Capitalization	24,994,589	13,518,183	(9,552,848)	(2,790,794)	26,169,130
American MidCap Growth	25,790,401	4,859,141	1,939,444	704,765	33,293,751
American Growth	42,065,399	10,516,454	4,961,215	(7,424,636)	50,118,432
American Leveraged AllCap	22,124,855	2,992,031	5,298,494	(6,037,772)	24,377,608
Fidelity Management & Research Co.:					
Asset Manager	13,593,835	3,007,490	193,073	(1,039,780)	15,754,618
Growth	52,479,909	12,125,623	12,261,725	(8,361,054)	68,506,203
Overseas	39,756,895	5,133,376	3,021,551	(4,589,945)	43,321,877
Money Market	56,817,693	5,197,119	–	–	62,014,812
Index 500	154,623,275	3,154,401	14,248,512	8,914,253	180,940,441
INVESCO Funds Group, Inc.:					
Total Return	11,552,212	2,025,307	185,567	(2,068,455)	11,694,631
Equity Income	17,049,701	2,143,899	1,591,780	750,716	21,536,096
High Yield	10,481,018	1,938,615	(429,872)	(1,493,409)	10,496,352
Utilities	6,663,951	338,852	688,493	120,636	7,811,932
Small Company Growth	12,539,097	260,565	1,425,580	(2,377,139)	11,848,103
Van Eck Associates Corporation:					
Worldwide Hard Assets	2,194,793	156,270	(309,310)	271,598	2,313,351
Worldwide Bond	929,038	25,274	(40,507)	17,622	931,427
Worldwide Emerging Markets	5,860,675	(43,813)	396,614	(1,651,476)	4,562,000
Worldwide Real Estate	1,178,540	7,326	6,931	119,511	1,312,308
AIM Advisors, Inc.:					
Capital Appreciation	50,999,939	326,605	507,069	(794,937)	51,038,676
Government Securities	15,834,280	707,601	56,932	165,085	16,763,898

Financial Statements

Notes to Financial Statements (continued)

8. Net Assets (continued)

Division	Principal Transactions	Accumulated Investment Income (Loss)	Accumulated Net Realized Gains (Losses) on Investments	Net Unrealized Gains (Losses) on Investments	Net Assets
Directed Services, Inc. (GCG):					
Equity Income	$ –	$ –	$ –	$ –	$ –
Growth	1,311	90	–	(168)	1,233
Hard Assets	–	–	–	–	–
Limited Maturity Bond	867,803	54,281	–	(45,286)	876,798
Liquid Asset	1,130,199	861,303	–	–	1,991,502
MidCap Growth	–	–	–	–	–
Research	–	–	–	–	–
Total Return	10,297	786	–	(550)	10,533
Janus Aspen Series Funds:					
Growth	260,474	(180)	(1,546)	(15,107)	243,641
Aggressive Growth	575,365	(218)	(86)	(50,478)	524,583
Worldwide Growth	343,821	(64)	(7,584)	(16,753)	319,420
International Growth	437,045	597	(513)	(16,513)	420,616
Total	$623,529,361	$82,167,971	$36,077,498	$(30,586,022)	$711,188,808

APPENDIX A

Factors for the
Guideline Premium/Cash Value Corridor Test
For a Life Insurance Policy

Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor
0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.05
5	2.50	30	2.50	55	1.50	80	1.05
6	2.50	31	2.50	56	1.46	81	1.05
7	2.50	32	2.50	57	1.42	82	1.05
8	2.50	33	2.50	58	1.38	83	1.05
9	2.50	34	2.50	59	1.34	84	1.05
10	2.50	35	2.50	60	1.30	85	1.05
11	2.50	36	2.50	61	1.28	86	1.05
12	2.50	37	2.50	62	1.26	87	1.05
13	2.50	38	2.50	63	1.24	88	1.05
14	2.50	39	2.50	64	1.22	89	1.05
15	2.50	40	2.50	65	1.20	90	1.05
16	2.50	41	2.43	66	1.19	91	1.04
17	2.50	42	2.36	67	1.18	92	1.03
18	2.50	43	2.29	68	1.17	93	1.02
19	2.50	44	2.22	69	1.16	94	1.01
20	2.50	45	2.15	70	1.15	95	1.00
21	2.50	46	2.09	71	1.13	96	1.00
22	2.50	47	2.03	72	1.11	97	1.00
23	2.50	48	1.97	73	1.09	98	1.00
24	2.50	49	1.91	74	1.07	99	1.00

Appendix A

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

APPENDIX B

Enhanced Death Benefit Corridor
Factors for the
Guideline Premium/Cash Value Corridor Test
For a Life Insurance Policy

Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor	Attained Age of Younger Insured	Factor
0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.09
5	2.50	30	2.50	55	1.50	80	1.14
6	2.50	31	2.50	56	1.46	81	1.18
7	2.50	32	2.50	57	1.42	82	1.22
8	2.50	33	2.50	58	1.38	83	1.26
9	2.50	34	2.50	59	1.34	84	1.31
10	2.50	35	2.50	60	1.30	85	1.35
11	2.50	36	2.50	61	1.28	86	1.33
12	2.50	37	2.50	62	1.26	87	1.31
13	2.50	38	2.50	63	1.24	88	1.29
14	2.50	39	2.50	64	1.22	89	1.27
15	2.50	40	2.50	65	1.20	90	1.26
16	2.50	41	2.43	66	1.19	91	1.24
17	2.50	42	2.36	67	1.18	92	1.22
18	2.50	43	2.29	68	1.17	93	1.19
19	2.50	44	2.22	69	1.16	94	1.16
20	2.50	45	2.15	70	1.15	95	1.12
21	2.50	46	2.09	71	1.13	96	1.11
22	2.50	47	2.03	72	1.11	97	1.09
23	2.50	48	1.97	73	1.09	98	1.06
24	2.50	49	1.91	74	1.07	99	1.03
						100	1.00

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

APPENDIX C

Performance Information

POLICY PERFORMANCE

The following hypothetical performance demonstrates how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The performance is based on the payment of a $13,000 annual premium, received at the beginning of each year, for a hypothetical policy with a $1,000,000 stated death benefit, the guideline premium test, death benefit option 1, issued to a preferred, tobacco non-user male, age 50 and a preferred, tobacco non-user female, age 50. It is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. ***See Charges and Deductions, page 47***.

Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

HYPOTHETICAL ILLUSTRATIONS

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

AIM V.I. Capital Appreciation Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.50%	2,151	11,036	1,000,000
12/31/95	35.69%	20,673	29,559	1,000,000
12/31/96	17.58%	38,171	47,056	1,000,000
12/31/97	13.51%	56,208	65,093	1,000,000
12/31/98	19.30%	80,917	89,802	1,000,000
12/31/99	44.61%	137,752	144,860	1,000,000
12/31/00	-10.91%	132,358	137,689	1,000,000

AIM V.I. Government Securities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-3.73%	1,450	10,335	1,000,000
12/31/95	15.56%	15,397	24,282	1,000,000
12/31/96	2.29%	26,616	35,501	1,000,000
12/31/97	8.16%	40,703	49,589	1,000,000
12/31/98	7.73%	55,564	64,450	1,000,000
12/31/99	-1.32%	66,701	73,810	1,000,000
12/31/00	10.12%	87,327	92,658	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class	Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $1,000,000	Annual Premium $13,000

Alger American Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	40.39%	6,429	15,314	1,000,000
12/31/92	12.38%	20,268	29,153	1,000,000
12/31/93	22.47%	39,661	48,546	1,000,000
12/31/94	1.45%	50,728	59,613	1,000,000
12/31/95	36.37%	86,441	95,326	1,000,000
12/31/96	13.35%	112,511	119,619	1,000,000
12/31/97	25.75%	157,761	163,092	1,000,000
12/31/98	48.07%	252,496	256,050	1,000,000
12/31/99	33.74%	352,833	354,610	1,000,000
12/31/00	-14.78%	309,097	309,097	1,000,000

Alger American Leveraged AllCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	12.04%	3,226	12,111	1,000,000
12/31/97	19.68%	18,394	27,279	1,000,000
12/31/98	57.83%	50,930	59,815	1,000,000
12/31/99	78.06%	116,164	125,049	1,000,000
12/31/00	-24.83%	92,225	101,110	1,000,000

Alger American MidCap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-1.54%	1,696	10,581	1,000,000
12/31/95	44.45%	21,969	30,854	1,000,000
12/31/96	11.90%	37,307	46,192	1,000,000
12/31/97	15.01%	56,090	64,976	1,000,000
12/31/98	30.30%	89,105	97,990	1,000,000
12/31/99	31.85%	135,628	142,736	1,000,000
12/31/00	9.18%	161,242	166,573	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class
Tobacco Non-user Female Age 50 Preferred Risk Class
Stated Death Benefit $1,000,000

Guideline Premium Test
Death Benefit Option 1
Annual Premium $13,000

Alger American Small Capitalization Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	57.54%	8,371	17,256	1,000,000
12/31/92	3.55%	19,930	28,815	1,000,000
12/31/93	13.28%	35,592	44,477	1,000,000
12/31/94	-4.38%	43,405	52,290	1,000,000
12/31/95	44.31%	81,540	90,425	1,000,000
12/31/96	4.18%	97,714	104,823	1,000,000
12/31/97	11.39%	122,699	128,030	1,000,000
12/31/98	15.53%	155,861	159,415	1,000,000
12/31/99	43.42%	240,950	242,727	1,000,000
12/31/00	-27.20%	183,093	183,093	1,000,000

Fidelity VIP Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	45.51%	7,008	15,894	1,000,000
12/31/92	9.32%	20,088	28,973	1,000,000
12/31/93	19.37%	38,203	47,088	1,000,000
12/31/94	-0.02%	48,408	57,293	1,000,000
12/31/95	35.36%	82,612	91,498	1,000,000
12/31/96	14.71%	109,594	116,702	1,000,000
12/31/97	23.48%	151,229	156,560	1,000,000
12/31/98	39.49%	228,572	232,126	1,000,000
12/31/99	37.44%	330,017	331,794	1,000,000
12/31/00	-10.96%	302,810	302,810	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class	Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $1,000,000	Annual Premium $13,000

Fidelity VIP Money Market

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	6.09%	2,555	11,441	1,000,000
12/31/92	3.90%	14,031	22,916	1,000,000
12/31/93	3.23%	25,548	34,433	1,000,000
12/31/94	4.25%	37,783	46,668	1,000,000
12/31/95	5.87%	51,372	60,257	1,000,000
12/31/96	5.41%	67,389	74,498	1,000,000
12/31/97	5.51%	84,142	89,473	1,000,000
12/31/98	5.46%	101,540	105,094	1,000,000
12/31/99	5.17%	119,315	121,092	1,000,000
12/31/00	6.30%	139,254	139,254	1,000,000

Fidelity VIP Overseas Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	8.00%	2,771	11,656	1,000,000
12/31/92	-10.72%	10,923	19,808	1,000,000
12/31/93	37.35%	32,894	41,780	1,000,000
12/31/94	1.72%	44,055	52,940	1,000,000
12/31/95	9.74%	60,430	69,315	1,000,000
12/31/96	13.15%	83,081	90,189	1,000,000
12/31/97	11.56%	106,688	112,019	1,000,000
12/31/98	12.81%	134,159	137,714	1,000,000
12/31/99	42.55%	208,760	210,537	1,000,000
12/31/00	-19.07%	177,740	177,740	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class	Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $1,000,000	Annual Premium $13,000

Fidelity VIP II Asset Manager Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	22.56%	4,413	13,299	1,000,000
12/31/92	11.71%	17,856	26,741	1,000,000
12/31/93	21.23%	36,260	45,145	1,000,000
12/31/94	-6.09%	43,083	51,968	1,000,000
12/31/95	16.96%	63,903	72,788	1,000,000
12/31/96	14.60%	88,195	95,303	1,000,000
12/31/97	20.65%	121,994	127,325	1,000,000
12/31/98	15.05%	154,390	157,944	1,000,000
12/31/99	11.09%	184,457	186,234	1,000,000
12/31/00	-3.87%	188,044	188,044	1,000,000

Fidelity VIP II Index 500 Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93	9.74%	2,967	11,852	1,000,000
12/31/94	1.04%	13,798	22,683	1,000,000
12/31/95	37.19%	36,761	45,646	1,000,000
12/31/96	22.71%	59,818	68,703	1,000,000
12/31/97	32.82%	95,928	104,813	1,000,000
12/31/98	28.31%	140,469	147,577	1,000,000
12/31/99	20.52%	184,402	189,733	1,000,000
12/31/00	-9.30%	177,027	180,581	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

The GCG Trust Fully Managed Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	28.93%	5,133	14,018	1,000,000
12/31/92	6.23%	17,275	26,161	1,000,000
12/31/93	7.59%	30,492	39,377	1,000,000
12/31/94	-7.27%	37,113	45,998	1,000,000
12/31/95	20.80%	59,154	68,039	1,000,000
12/31/96	16.36%	84,183	91,291	1,000,000
12/31/97	15.27%	111,695	117,026	1,000,000
12/31/98	5.89%	130,937	134,491	1,000,000
12/31/99	6.92%	152,546	154,323	1,000,000
12/31/00	21.97%	200,125	200,125	1,000,000

The GCG Trust Mid-Cap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	79.05%	10,811	19,696	1,000,000
12/31/00	8.18%	23,863	32,748	1,000,000

INVESCO VIF-Equity Income Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	29.25%	5,169	14,054	1,000,000
12/31/96	22.28%	21,357	30,243	1,000,000
12/31/97	28.17%	43,336	52,221	1,000,000
12/31/98	15.30%	63,157	72,042	1,000,000
12/31/99	14.84%	85,458	94,343	1,000,000
12/31/00	4.87%	102,492	109,601	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class	Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $1,000,000	Annual Premium $13,000

INVESCO VIF-High Yield Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	19.76%	4,097	12,982	1,000,000
12/31/96	16.59%	18,683	27,568	1,000,000
12/31/97	17.33%	35,751	44,636	1,000,000
12/31/98	1.42%	46,773	55,659	1,000,000
12/31/99	9.20%	63,033	71,918	1,000,000
12/31/00	-11.68%	65,439	72,547	1,000,000

INVESCO VIF-Small Company Growth Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	16.38%	3,716	12,601	1,000,000
12/31/99	91.06%	35,965	44,850	1,000,000
12/31/00	-14.98%	37,886	46,771	1,000,000

INVESCO VIF-Total Return Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	22.79%	4,439	13,325	1,000,000
12/31/96	12.18%	17,999	26,885	1,000,000
12/31/97	22.91%	37,070	45,955	1,000,000
12/31/98	9.56%	52,724	61,609	1,000,000
12/31/99	-3.40%	60,371	69,257	1,000,000
12/31/00	-2.17%	70,729	77,837	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class | Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class | Death Benefit Option 1
Stated Death Benefit $1,000,000 | Annual Premium $13,000

INVESCO VIF-Utilities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	9.08%	2,892	11,778	1,000,000
12/31/96	12.76%	16,410	25,295	1,000,000
12/31/97	23.41%	35,312	44,197	1,000,000
12/31/98	25.48%	59,578	68,463	1,000,000
12/31/99	19.13%	84,773	93,658	1,000,000
12/31/00	5.28%	102,208	109,316	1,000,000

Janus Aspen Aggressive Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	16.19%	3,694	12,580	1,000,000
12/31/95	27.28%	20,754	29,640	1,000,000
12/31/96	7.33%	34,102	42,987	1,000,000
12/31/97	12.29%	50,966	59,851	1,000,000
12/31/98	33.33%	84,616	93,501	1,000,000
12/31/99	1.22%	97,813	104,921	1,000,000
12/31/00	-31.78%	72,923	78,254	1,000,000

Janus Aspen Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.58%	2,160	11,045	1,000,000
12/31/95	29.92%	19,402	28,288	1,000,000
12/31/96	17.73%	36,746	45,632	1,000,000
12/31/97	21.84%	59,309	68,194	1,000,000
12/31/98	34.71%	96,748	105,633	1,000,000
12/31/99	42.50%	158,024	165,132	1,000,000
12/31/00	-14.75%	143,556	148,887	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

Janus Aspen International Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	23.15%	4,480	13,365	1,000,000
12/31/96	34.07%	23,413	32,298	1,000,000
12/31/97	17.22%	41,213	50,098	1,000,000
12/31/98	16.14%	61,238	70,124	1,000,000
12/31/99	78.93%	135,082	143,967	1,000,000
12/31/00	-16.14%	121,731	128,839	1,000,000

Janus Aspen Worldwide Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	1.47%	2,035	10,920	1,000,000
12/31/95	27.25%	18,651	27,536	1,000,000
12/31/96	28.21%	39,908	48,793	1,000,000
12/31/97	20.90%	62,572	71,457	1,000,000
12/31/98	27.13%	94,885	103,771	1,000,000
12/31/99	62.98%	178,845	185,954	1,000,000
12/31/00	-15.99%	158,747	164,078	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

Neuberger Berman Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	29.73%	5,223	14,109	1,000,000
12/31/92	9.54%	18,206	27,091	1,000,000
12/31/93	6.79%	31,182	40,067	1,000,000
12/31/94	-4.99%	38,908	47,794	1,000,000
12/31/95	31.73%	67,717	76,602	1,000,000
12/31/96	9.14%	87,758	94,866	1,000,000
12/31/97	29.01%	130,302	135,633	1,000,000
12/31/98	15.53%	164,581	168,135	1,000,000
12/31/99	50.40%	265,819	267,596	1,000,000
12/31/00	-11.66%	244,117	244,117	1,000,000

Neuberger Berman Limited Maturity Bond Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	11.34%	3,147	12,032	1,000,000
12/31/92	5.18%	14,938	23,823	1,000,000
12/31/93	6.63%	27,661	36,546	1,000,000
12/31/94	-0.15%	37,883	46,769	1,000,000
12/31/95	10.94%	54,397	63,283	1,000,000
12/31/96	4.31%	69,739	76,847	1,000,000
12/31/97	6.74%	87,682	93,013	1,000,000
12/31/98	4.39%	104,136	107,690	1,000,000
12/31/99	1.48%	117,659	119,436	1,000,000
12/31/00	6.78%	138,131	138,131	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

Neuberger Berman Partners Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	36.47%	5,985	14,871	1,000,000
12/31/96	29.57%	24,245	33,130	1,000,000
12/31/97	31.25%	48,369	57,254	1,000,000
12/31/98	4.21%	61,375	70,260	1,000,000
12/31/99	7.37%	77,382	86,267	1,000,000
12/31/00	0.70%	90,036	97,144	1,000,000

Pilgrim Growth Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

Pilgrim MagnaCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

Pilgrim MidCap Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class   Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class   Death Benefit Option 1
Stated Death Benefit $1,000,000   Annual Premium $13,000

Pilgrim SmallCap Opportunities Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	21.39%	4,281	13,166	1,000,000
12/31/96	13.61%	18,171	27,056	1,000,000
12/31/97	15.81%	34,576	43,462	1,000,000
12/31/98	17.30%	54,217	63,102	1,000,000
12/31/99	141.03%	168,520	177,406	1,000,000
12/31/00	1.09%	181,881	188,989	1,000,000

Putnam VT Growth and Income Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	1.46%	2,034	10,919	1,000,000
12/31/00	7.92%	14,380	23,266	1,000,000

Putnam VT New Opportunities Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	69.10%	9,682	18,567	1,000,000
12/31/00	-26.20%	12,464	21,349	1,000,000

Putnam VT Small Cap Value Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/00	24.44%	4,626	13,511	1,000,000

Putnam VT Voyager Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	58.01%	8,424	17,310	1,000,000
12/31/00	-16.54%	14,282	23,167	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class
Tobacco Non-user Female Age 50 Preferred Risk Class
Stated Death Benefit $1,000,000

Guideline Premium Test
Death Benefit Option 1
Annual Premium $13,000

Van Eck Worldwide Bond Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	18.39%	3,943	12,828	1,000,000
12/31/92	-5.25%	13,270	22,156	1,000,000
12/31/93	7.79%	26,281	35,166	1,000,000
12/31/94	-1.32%	35,976	44,861	1,000,000
12/31/95	17.30%	55,840	64,726	1,000,000
12/31/96	2.53%	69,886	76,994	1,000,000
12/31/97	2.38%	84,007	89,338	1,000,000
12/31/98	12.75%	108,697	112,251	1,000,000
12/31/99	-7.82%	110,831	112,608	1,000,000
12/31/00	1.88%	124,855	124,855	1,000,000

Van Eck Worldwide Emerging Markets Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	26.82%	4,895	13,780	1,000,000
12/31/97	-11.61%	12,583	21,469	1,000,000
12/31/98	-34.15%	11,937	20,822	1,000,000
12/31/99	100.28%	54,333	63,218	1,000,000
12/31/00	-41.87%	33,505	42,390	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C

Tobacco Non-user Male Age 50 Preferred Risk Class	Guideline Premium Test
Tobacco Non-user Female Age 50 Preferred Risk Class	Death Benefit Option 1
Stated Death Benefit $1,000,000	Annual Premium $13,000

Van Eck Worldwide Hard Assets Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/91	-2.93%	1,540	10,425	1,000,000
12/31/92	-4.09%	11,260	20,146	1,000,000
12/31/93	64.83%	41,942	50,827	1,000,000
12/31/94	-4.78%	49,187	58,072	1,000,000
12/31/95	10.99%	66,881	75,766	1,000,000
12/31/96	18.04%	94,565	101,674	1,000,000
12/31/97	-1.67%	104,541	109,872	1,000,000
12/31/98	-30.93%	79,064	82,618	1,000,000
12/31/99	21.00%	110,639	112,416	1,000,000
12/31/00	11.41%	136,383	136,383	1,000,000

Van Eck Worldwide Real Estate Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-11.35%	593	9,478	1,000,000
12/31/99	-2.01%	10,788	19,673	1,000,000
12/31/00	18.71%	26,979	35,865	1,000,000

The assumptions underlying these values are described in Performance Information, page 183.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Appendix C